    As filed with the Securities and Exchange Commission on October 28, 1998

                                                      Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               SANMINA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                         3672                    77-0228183
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)

                                    JURE SOLA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               SANMINA CORPORATION
                              355 EAST TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 435-8444
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                   Copies to:

 CHRISTOPHER D. MITCHELL, ESQ.                    ANTHONY J. MEDAGLIA, JR., ESQ.
WILSON SONSINI GOODRICH & ROSATI                   HUTCHINS, WHEELER & DITTMAR
    PROFESSIONAL CORPORATION                            101 FEDERAL STREET
       650 PAGE MILL ROAD                          BOSTON, MASSACHUSETTS 02110
      PALO ALTO, CA 94304                                 (617) 951-6600
         (415) 493-9300

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the merger referred to herein.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with general instruction g, check the following box. / /

                         CALCULATION OF REGISTRATION FEE

                                              PROPOSED      PROPOSED
                                              MAXIMUM        MAXIMUM
TITLE OF EACH CLASS             AMOUNT        OFFERING      AGGREGATE       AMOUNT OF
 OF SECURITIES TO                TO BE         PRICE        OFFERING      REGISTRATION
 BE REGISTERED(1)             REGISTERED(2)   PER UNIT        PRICE           FEE
 ----------------             -------------   --------        -----           ---
Common Stock
  $0.01 par value ........   7,225,772 shares $32.99(3)   $238,378,218(3)  $66,269.15(4)

(1) The Registration Statement relates to securities of the Registrant issuable to holders of common stock of Altron Incorporated, a Massachusetts corporation ("Altron"), in the proposed merger (the "Merger") of a wholly-owned subsidiary of the Registrant with and into Altron.

(2) Represents the maximum number of shares of Registrant's Common Stock issuable upon consummation of the Merger.

(3) Pursuant to Rule 457(f) and estimated solely for the purpose of calculating the registration fee. Amounts are based on the average of the high and low prices of the Registrant's Common Stock for the ten trading days ended October 26, 1998.

(4) A registration fee totaling $42,725.00 was paid on September 10, 1998 by Altron in connection with the filing of preliminary proxy materials of Altron included in the Registration Statement.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  ALTRON LOGO
                                October 28, 1998

To Our Stockholders:

     We invite you to attend a Special Meeting of the Stockholders of Altron Incorporated ("Altron") to be held at Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts on Monday, November 30, 1998 at 10:00 a.m. At the Special Meeting, Altron stockholders will be asked to approve an Amended and Restated Agreement and Plan of Merger pursuant to which a newly formed wholly-owned subsidiary of Sanmina Corporation ("Sanmina") is to be merged with and into Altron (the "Merger"). If the Merger is consummated, Altron will become a wholly-owned subsidiary of Sanmina, and each outstanding share of Altron Common Stock will be converted into the right to receive shares of Sanmina Common Stock pursuant to an exchange ratio which is described in the accompanying Proxy Statement/ Prospectus.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED TRANSACTION IS IN THE BEST INTERESTS OF ALTRON STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE AGREEMENT AND PLAN OF MERGER.

     Details concerning the proposed Merger and other important information appear in the accompanying Proxy Statement/Prospectus which you are urged to read carefully.

     A proxy card is enclosed. Please sign, date and mail the proxy card promptly in the return envelope provided. It is important that you return the proxy card whether or not you plan to attend the Special Meeting, so that your shares of Altron Common Stock are voted.

                                          Sincerely,

                                          S. ALTSCHULER SIGNATURE
                                          SAMUEL ALTSCHULER
                                          Chairman of the Board of
                                          Directors and President

                              ALTRON INCORPORATED
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     A Special Meeting of the Stockholders of Altron Incorporated ("Altron") will be held at Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts on Monday, November 30, 1998 at 10:00 a.m. for the following purposes:

          1. To consider and act upon a proposal to approve the Amended and Restated Agreement and Plan of Merger among Sanmina Corporation, SANM Acquisition Subsidiary, Inc. ("Merger Sub") and Altron dated September 2, 1998 (the "Merger Agreement"), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Altron (the "Merger") on and subject to the terms contained in the Merger Agreement. A copy of the Merger Agreement is attached as Annex I to the accompanying Proxy Statement/Prospectus.

          2. To transact such other and further business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The affirmative vote of two-thirds of the outstanding shares of Altron Common Stock is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

     The Board of Directors has fixed the close of business on October 21, 1998 as the record date for determining the stockholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only holders of record of shares of Altron Common Stock at the close of business on the record date are entitled to notice of and to vote at the Special Meeting.

     YOUR VOTE IS VERY IMPORTANT REGARDLESS OF HOW MANY SHARES OF ALTRON COMMON STOCK YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY WITHOUT DELAY IN THE ENCLOSED POSTAGE PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE. IF YOU ARE PRESENT AT THE SPECIAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, YOU MAY REVOKE YOUR PROXY AND VOTE PERSONALLY ON THE MATTERS PROPERLY BROUGHT BEFORE THE SPECIAL MEETING.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          ANTHONY J. MEDAGLIA, JR.
                                          Clerk

October 28, 1998

                           NOTICE OF APPRAISAL RIGHTS

     If the Merger Agreement is approved by the stockholders of Altron at the Special Meeting and the Merger is consummated, any Altron stockholder (1) who files with Altron before the taking of the vote on approval of the Merger Agreement, written objection to the proposed Merger stating that he or she intends to demand payment for his or her Altron shares if the Merger is consummated and (2) whose shares are not voted in favor of the Merger has or may have the right to demand in writing from Altron (as it exists after the Merger), within twenty days after the date of mailing to him or her of notice in writing that the Merger has been consummated, payment for his or her shares and an appraisal of the value thereof. Altron and any such stockholder shall in such cases have the rights and duties and shall follow the procedures set forth in Sections 85 to 98, inclusive, of Chapter 156B of the General Laws of the Commonwealth of Massachusetts, copies of which are attached as Annex IV to the accompanying Proxy Statement/Prospectus. See "Other Matters -- Rights of Dissenting Stockholders" in the Proxy Statement/Prospectus for more information.

                          PROXY STATEMENT FOR SPECIAL
                           MEETING OF STOCKHOLDERS OF

                                 [ALTRON LOGO]

                        To be held on November 30, 1998

Altron Incorporated and Sanmina Corporation have agreed to merge Altron with a subsidiary of Sanmina. Altron will become a wholly owned subsidiary of Sanmina and Altron stockholders will receive .4545 of a share of Sanmina common stock for each share of Altron common stock they own, subject to adjustment depending on the price of Sanmina before the merger.

We estimate that the shares of Sanmina common stock to be issued to Altron stockholders will represent between 15.5% and 19.4% of the outstanding Sanmina shares after the merger depending upon fluctuations in the price of Sanmina common stock.

On October 27, 1998 Sanmina stock closed at $42.00 per share and Altron stock closed at $18.375 per share.

                                 PROSPECTUS OF

                                 [SANMINA LOGO]

                          COMMON STOCK, PAR VALUE $.01

The merger cannot be completed unless Altron stockholders approve it. The Altron Board of Directors has scheduled a special meeting for Altron stockholders to vote on the merger as follows:

                           Monday, November 30, 1998

                                   10:00 a.m.

                          Hutchins, Wheeler & Dittmar
                               101 Federal Street
                                   Boston, MA

This document gives you detailed information about the proposed merger. Sanmina has provided the information concerning Sanmina, and Altron has provided the information concerning Altron. Please see "Available Information and Incorporation of Documents by Reference" on page 1 for additional information about Altron and Sanmina on file with the United States Securities and Exchange Commission.

This proxy statement/prospectus and proxy are being mailed to shareholders of Altron beginning about October 29, 1998.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SANMINA COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY
STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY

IS A CRIMINAL OFFENSE.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS OCTOBER   , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    1
SUMMARY.....................................................    3
  The Companies.............................................    3
  Reasons for the Merger....................................    3
  Recommendation to Altron Stockholders.....................    3
  The Merger................................................    3
SELECTED HISTORICAL FINANCIAL DATA..........................    7
  Sanmina Selected Historical Consolidated Financial
     Information............................................    7
  Altron Selected Historical Consolidated Financial
     Information............................................    8
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  DATA......................................................    9
COMPARATIVE PER SHARE DATA..................................   10
RISK FACTORS................................................   12
COMPARATIVE STOCK PRICES AND DIVIDEND POLICY................   17
THE SPECIAL MEETING.........................................   18
  Date, Time, Place and Purpose.............................   18
  Record Date; Shares Entitled to Vote; Vote Required.......   18
  Proxies; Proxy Solicitation...............................   19
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS
  OF ALTRON.................................................   20
THE COMPANIES...............................................   21
  Sanmina Corporation.......................................   21
  Altron Incorporated.......................................   22
THE MERGER..................................................   23
  Background of the Merger..................................   23
  Altron's Reasons For The Merger -- Recommendation of the
     Altron Board...........................................   25
  Opinion of Altron's Financial Advisor.....................   26
  Material Federal Income Tax Consequences..................   30
  Anticipated Accounting Treatment..........................   31
  Interests of Certain Persons in the Merger................   31
  Resale of Sanmina Common Stock............................   33
THE MERGER AGREEMENT........................................   34
  The Merger................................................   34
  Merger Consideration......................................   34
  Additional Information for Holders of Altron Options......   35
  Exchange Agent; Exchange Procedures; Dividends; No Further
     Ownership Rights in Altron's Common Stock; No
     Fractional Shares; Articles of Organization and
     Bylaws.................................................   36
  Representations and Warranties............................   38
  Business of Altron Pending the Merger.....................   39
  Business of Sanmina Pending the Merger....................   40
  Certain Additional Agreements.............................   41
  Conditions to the Consummation of the Merger..............   41
  No Solicitation...........................................   42
  Right of the Altron Board to Withdraw Recommendation......   43
  Expenses..................................................   44
  Termination Fee...........................................   44

                                                              PAGE
                                                              ----
  Termination, Amendment and Waiver.........................   44
  The Stockholder Agreements................................   45
  Management and Operations after the Merger................   46
OTHER MATTERS...............................................   46
  Governmental and Regulatory Matters.......................   46
  Rights of Dissenting Stockholders.........................   47
  Comparison of Rights of Stockholders of Altron and
     Sanmina................................................   48
DESCRIPTION OF SANMINA CAPITAL STOCK........................   51
EXPERTS.....................................................   53
LEGAL MATTERS...............................................   53
STOCKHOLDER PROPOSALS.......................................   53
UNAUDITED PRO FORMA FINANCIAL INFORMATION...................   54

                             ANNEXES
Annex I    Amended and Restated Agreement and Plan of Merger
Annex II   Form of Shareholder Agreement
Annex III  Opinion of Needham & Company, Inc.
Annex IV  Sections 85 to 98 of Chapter 156B of the
  Massachusetts Business Corporation Law

                             AVAILABLE INFORMATION

     Sanmina and Altron are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, Sanmina and Altron file proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: Chicago Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and New York Regional Office (Seven World Trade Center, 13th Floor, New York, New York 10048). The filed material also is available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Copies of such material also can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1935 K Street, N.W., Washington, D.C. 20006.

     Sanmina has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC under the Securities Act with respect to the Sanmina Common Stock to be issued upon consummation of the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC, upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such Statement being qualified in all respects by such reference. All material elements of the subject documents are described in this Proxy Statement/Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following Sanmina documents are incorporated by reference in this Proxy Statement/Prospectus: (i) Sanmina's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (filed with the Securities and Exchange Commission ("SEC") on December 22, 1997); (ii) Sanmina's Quarterly Report on Form 10-Q for the quarters ended December 27, 1997 (filed with the SEC on February 10, 1998), March 28, 1998 (filed with the SEC on May 12, 1998) and June 27, 1998 (filed with the SEC on August 11, 1998); (iii) Sanmina's Quarterly Report on Form 10-Q/A for the period ended June 27, 1998 (filed with the SEC on August 20,
1998); (iv) Sanmina's Current Report on Form 8-K/A (filed with the SEC on January 7, 1998); and (v) the description of Sanmina Common Stock contained in Sanmina's Registration Statement on Form 8-A (filed with the SEC on February 19,
1993). Sanmina's SEC file number for reports filed pursuant to the Exchange Act is 0-21272.

     The following Altron documents are incorporated by reference in this Proxy Statement/Prospectus: (i) Altron's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 (filed with the SEC on March 27, 1998), as amended by a report on Form 10-K/A (filed with the SEC on June 10, 1998); (ii) Altron's Quarterly Reports on Form 10-Q for the quarters ended April 4, 1998 (filed with the SEC on May 15, 1998) and July 4, 1998 (filed with the SEC on August 18,
1998), (iii) Altron's Quarterly Report on Form 10-Q/A for the period ended April 4, 1998 (filed with the SEC on June 10, 1998); Altron's Current Report on Form 8-K (filed with the SEC on September 4, 1998); (iv) the description of Altron Common Stock contained in Altron's Registration Statement on Form 8-A (filed with the SEC on February 25, 1988). Altron's SEC file number for reports filed pursuant to the Exchange Act is 0-13230.

     All reports and definitive proxy or information statements filed by Sanmina and Altron pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since the date of this Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/ Prospectus from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference into this Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or supersedes such statement.

     All information contained in this Proxy Statement/Prospectus relating to Sanmina has been supplied by Sanmina, and all information relating to Altron has been supplied by Altron.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE WITHOUT EXHIBITS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT) WILL BE PROVIDED BY FIRST-CLASS MAIL WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER OF ALTRON'S COMMON STOCK, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON. WITH RESPECT TO SANMINA'S DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS, 355 EAST TRIMBLE ROAD, SAN JOSE, CALIFORNIA 95131 (TELEPHONE (408) 954-5500). WITH RESPECT TO ALTRON'S DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO THE OFFICE OF THE CHIEF FINANCIAL OFFICER, ALTRON INCORPORATED, ONE JEWEL DRIVE, WILMINGTON, MASSACHUSETTS 01887 (TELEPHONE: (978) 658-5800). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY NOVEMBER 20, 1998.

                                    SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire document and the documents to which we have referred you.

                                 THE COMPANIES

ALTRON, INCORPORATED
One Jewel Drive
Wilmington, Massachusetts
(978) 658-5800

Altron is a leading contract manufacturer of interconnect products used in advanced electronics equipment. Altron manufactures complex products in the mid-volume sector of the electronic interconnect industry. Altron's products generally require greater engineering and manufacturing expertise than mass produced, less complex products. Altron manufactures custom-designed backplanes, surface mount assemblies and total systems, as well as multi-layer, high density printed circuit boards. Altron works closely with its customers from the early stages of product design and development. Altron provides original design, engineering prototype, preproduction and volume production capabilities.

SANMINA CORPORATION
355 East Trimble Road
San Jose, California 95131
(408) 954-5500

Sanmina is a leading independent provider of customized integrated electronics manufacturing services. These services include turnkey electronic assembly and manufacturing managing services, to original equipment manufacturers in the electronics industry. Sanmina's electronic manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin through-hole interconnection technologies, the manufacture of custom design back planes assemblies, fabrication of complex multi-layer printed circuit boards, and testing an assembly of completed systems. In addition to assembly, turnkey manufacturing's management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturability. Sanmina, through its Sanmina Cable Systems, Inc. subsidiary, also manufactures custom cable assemblies for electronics industry OEMs.

                             REASONS FOR THE MERGER

The Altron Board believes that the terms of the merger and the merger agreement are fair to, and in the best interests of, Altron and its stockholders. In reaching its decision, the Altron Board of Directors considered the following factors, among other things:

- Altron's business, results of operations and future prospects as an independent entity.

- The relative interests of Altron and Sanmina stockholders in the equity of the combined company.

- The expectation that the merger would result in certain cost savings which might improve the operating results of the combined company.

- Industry trends toward consolidation and the advantages that the combined company might receive due to its greater size and financial strength in the marketplace and its greater geographic reach.

                     RECOMMENDATION TO ALTRON STOCKHOLDERS

The Altron Board believes that the merger is in the best interest of Altron and its stockholders and unanimously recommends that you vote FOR the merger.

                                   THE MERGER

     The Merger Agreement is attached as Annex I to this Proxy
     Statement/Prospectus. We encourage you to read the Merger Agreement as it is the legal document that governs the merger.

WHAT ALTRON STOCKHOLDERS WILL RECEIVE

As a result of the merger, Altron stockholders will receive .4545 of a share of Sanmina common stock for each share of Altron common stock that they own. This "exchange ratio" is subject to adjustment based on the market price of Sanmina stock shortly before the merger. If the market price at this time is less than

$30.00, the exchange ratio will increase such that each Altron shareholder will receive Sanmina stock with a minimum value of $13.635 for each share of Altron stock held by them, but the exchange ratio will not exceed 0.5681 (which is $13.635 divided by $24). Additionally, if the market price of Sanmina stock is less than $24.00, Altron will have the right to terminate the merger agreement. (See "THE MERGER AGREEMENT -- Merger Consideration" and "-- Exchange Agent; Exchange Procedures; Dividends; No Further Ownership Rights in Altron Common Stock; No Fractional Shares; Articles of Organization and Bylaws").

Altron stockholders will not receive fractional shares. Instead, they will receive a check in payment for any fractional shares based on the market value of Sanmina stock.

For example, if an Altron stockholder owns 100 shares of Altron common stock, this will translate into 45.45 shares of Sanmina common stock when multiplied by the .4545 exchange ratio. He or she would receive 45 shares of Sanmina common stock and a check in the amount of .45 times the Sanmina market price used in the calculation of the exchange ratio. Assuming a Sanmina market price of $30 this check would be in the amount of $13.50.

DO NOT SEND IN YOUR STOCK CERTIFICATES UNTIL INSTRUCTED TO DO SO AFTER THE MERGER IS COMPLETED.

OTHER INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER

In considering the Altron Board's recommendation that you vote for the merger, you should be aware that the officers and directors of Altron have interests in the merger that are different from, or in addition to, their rights as Altron shareholders. As of the record date, directors and executive officers of Altron owned 2,345,703 shares of Altron common stock and 411,959 unexercised Altron options which represents approximately 19% of the Altron options which will be assumed by Sanmina.

Sanmina and certain officers, who are also directors, of Altron have entered into employment agreements, retention incentives or benefit plans that provide them with interests in the merger that are different from, or in addition to, yours. In addition, Samuel Altschuler will become a member of the Board of Directors of Sanmina following the merger. Specifically, Samuel Altschuler, Burton Doo and Peter Brennan have entered into three (3) year employment arrangements which will pay Mr. Altschuler $275,000 per year, Mr. Doo $250,000 per year and Mr. Brennan $176,800 per year. Either party may terminate the employment for any reason. However, if Mr. Doo or Mr. Altschuler are terminated without cause or resign for any reason after one year, they are entitled to continue to receive compensation at current levels for the remainder of the term. In the Event that Mr. Brennan is terminated without cause, he is entitled to continue to receive compensation at current levels for the remainder of the term. (See "THE MERGER -- Interests of Certain Persons in the Merger.")

WHAT WILL HAPPEN TO ALTRON

If the merger is completed, Altron will merge with and become a subsidiary of Sanmina. Individuals who owned stock in Altron before the merger will own stock in Sanmina after the merger.

CONDITIONS TO THE MERGER

The completion of the merger depends upon meeting a number of conditions, including the approval of two-thirds of Altron's stockholders, approval for listing on the NASDAQ National Market of Sanmina's common stock, and the absence of any injunction or other legal restraint preventing the occurrence of the merger. (See "THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger".)

TERMINATION OF THE MERGER AGREEMENT

Either company can agree to terminate the merger agreement without completing the merger, if, among other things, any of the following occurs:

(a) The merger is not completed by December 31, 1998 (or November 30, 1998 if this Proxy Statement/Prospectus has been mailed to Altron stockholders by October 29, 1998 and all closing conditions have been satisfied by November 30,
1998);

(b) The holders of two-thirds of the stock of Altron do not approve the merger;

(c) The other party breaches or materially fails to comply with any of its representations or warranties or obligations under the merger agreement.

Altron may terminate the merger agreement in the event that the average Sanmina trading price is less than $24.00 for the 10 trading days prior to the special meeting.

In addition, Altron may terminate the merger agreement prior to the receipt of stockholder approval if the Board determines that, following receipt of a superior proposal made by a third party, it may do so in order to comply with its fiduciary duties to stockholders. (See "THE MERGER AGREEMENT -- Termination, Amendment and Waiver.")

TERMINATION FEES

The merger agreement generally requires Altron to pay to Sanmina a termination fee of $6,000,000 if, prior to the receipt of stockholder approval, the Board determines that, as a result of a superior proposal, failure to terminate the merger agreement would be inconsistent with the Board's fiduciary duties under applicable law. Additionally, the merger agreement also requires Altron to pay to Sanmina this termination fee if, within one year after the termination described above, it agrees to enter into or completes a transaction with a third party.

(See "THE MERGER AGREEMENT -- Termination Fee.")

VOTE REQUIRED

Each of the directors and officers of Altron have executed a Stockholders Agreement with Sanmina with respect to a total of approximately 15.0% of the outstanding Altron shares. Under these agreements, the directors agree to vote all of their Altron shares in favor of the merger. They also irrevocably appoint representatives of Sanmina as proxies to vote their Altron shares in favor of the merger.

GOVERNMENTAL AND REGULATORY MATTERS

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prohibits us from completing the merger until after we have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended. The required information was furnished and the waiting period ended on October 14, 1998. However, the Department of Justice and the FTC continue to have the authority to challenge the merger on antitrust grounds before or after the merger is completed. (See "OTHER MATTERS -- Governmental and Regulatory Matters.")

ACCOUNTING TREATMENT

We expect the merger to qualify as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. (See "THE MERGER -- Anticipated Accounting Treatment.")

OPINION OF FINANCIAL ADVISOR

In deciding to approve the merger, Altron's Board considered the opinion of its financial advisor, Needham & Company, Inc., that as of September 2, 1998 and subject to certain assumptions and other matters described therein, the Exchange Ratio in the merger was fair, from a financial point of view, to the stockholders of Altron. This opinion is attached as Annex III. We encourage you to read this opinion, although it is limited to the fairness, from a financial point of view, of the Exchange Ratio to the Altron stockholders and does not constitute a recommendation as to how you should vote. Sanmina received advice from its financial advisor, but did not request a written opinion. (See "THE MERGER -- Opinion of Altron's Financial Advisor.")

IMPORTANT FEDERAL INCOME TAX CONSEQUENCES

We have structured the merger so that Altron stockholders will not recognize any gain or loss for federal income tax purposes in the merger (except for tax payable because of cash received by Altron stockholders instead of fractional shares or pursuant to the exercise of dissenters' rights). We have conditioned the merger on our receipt of a legal opinion that such is the case. (See "THE MERGER -- Material Federal Income Tax Consequences.")

RIGHTS OF DISSENTING STOCKHOLDERS

Under Massachusetts law, Altron stockholders who do not vote in favor of the merger and who comply with certain notice requirements and other procedures will have the right to be paid cash for the "fair value" of their shares. "Fair value" may be more or less than the value of Sanmina stock to be paid to other Altron stockholders according to the merger agreement. Sanmina is not required to close the merger if stockholders owning more than

15% of the Altron common stock exercise these dissenter's rights. Dissenting Altron stockholders must precisely follow specific procedures to exercise this right, or the right may be lost. These procedures are described in this Proxy Statement/Prospectus, and the Massachusetts law that grants the right is attached as Annex IV. (See "OTHER MATTERS -- Rights of Dissenting Stockholders".)

LISTING OF SANMINA COMMON STOCK

The shares of Sanmina common stock issued in connection with the merger will be listed on the Nasdaq Stock Market's National Market.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Shares of Sanmina common stock and Altron common stock are listed on the Nasdaq National Market. On September 1, 1998, the full trading day prior to the public announcement of the proposed merger, Sanmina stock closed at $27.25 per share and Altron stock closed at $10.625 per share, both on the Nasdaq National Market. On October 27, 1998, Sanmina stock closed at $42 per share and Altron stock closed at $18.375 per share.

RECENT DEVELOPMENTS

For the third quarter of 1998 which ended September 30, Altron reported revenues of $51.8 million and net income of $2.7 million, resulting in basic earnings per share of $0.18 and diluted earnings per share of $0.17. For the nine months ended September 30, 1998, Altron reported revenues of $154.0 million, net income of $9.9 million and basic earnings per share of $0.64 and diluted earnings per share of $0.62. The higher sales for the third quarter and nine months resulted primarily from increased shipments of value-added assembly products to Altron's large customers in the communications and computer segments of the electronics industry. Earnings for the quarter and nine-month period were impacted by a shift in mix and pricing pressure related to the circuit board business, as well as by higher costs due to Altron's investment in equipment and facilities to increase capacity and capabilities further.

For the quarter ended September 30, 1998, Sanmina reported revenues of $194.2 million and net income of $19.4 million, resulting in basic earnings per share of $0.43 and diluted earnings per share of $0.41. Sanmina also reported year end results for the 1998 fiscal year ended September 30, 1998 consisting of revenues of $722.6 million, net income of $68.2 million and basic earnings per share of $1.61 and diluted earnings per share of $1.43. The higher sales for the fourth quarter and the fiscal year resulted primarily from shipments to new customers and from new programs with existing customers in each of Sanmina's market segments. The increase in earnings resulted primarily from increased sales and cost controls.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

Altron and Sanmina have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning the possible or assumed future results of operations of the combined company as well as statements preceded by, followed by, or that include the words "believes", "expects", "anticipates" or similar expressions. You should understand that certain important factors, in addition to those discussed elsewhere in this document and in the documents which we incorporated by reference, could affect the future results of the combined company and could cause those results to differ materially from those expressed in our forward-looking statements.

                       SELECTED HISTORICAL FINANCIAL DATA

SANMINA SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected historical financial data as of September 30, 1993, 1994, and 1995 and for the years ended September 30, 1993 and 1994 are derived from financial statements of Sanmina not included or incorporated by reference herein. The historical consolidated statement of operations data for each of the three years in the period ended September 30, 1997 and the selected historical balance sheet data at September 30, 1996 and 1997 are derived from the audited consolidated financial statements of Sanmina incorporated by reference in this Proxy Statement/Prospectus. These statements have been audited by Arthur Andersen LLP, independent public accountants, whose report therein is also incorporated by reference in this Proxy Statement/Prospectus. The historical financial information as of June 27, 1998 and for the nine-month periods ended June 28, 1997 and June 27, 1998 are derived from unaudited consolidated financial statements of Sanmina and, in the opinion of Sanmina, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair representation of the financial information. Operating results for the interim period are not necessarily indicative of the results of Sanmina that may be expected for the entire year. The selected historical financial information presented below, for all periods presented, includes the results of operations and balance sheet data of Elexsys International, Inc., which was acquired by Sanmina in November 1997 in a transaction accounted for as a pooling of interests. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes and other financial information contained in Sanmina's Form 10-K for the fiscal year ended September 30, 1997 and Form 10-Q for the quarterly period ended June 27, 1998.

                                                                                              NINE MONTHS ENDED
                                                FISCAL YEAR ENDED SEPTEMBER 30,              -------------------
                                      ----------------------------------------------------   JUNE 28,   JUNE 27,
                                        1993       1994       1995       1996       1997       1997       1998
                                      --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF OPERATIONS
  DATA:
Net sales...........................  $187,746   $210,805   $271,757   $391,982   $569,787   $409,195   $528,392
Unusual items(1)....................    (3,000)   (16,919)        --         --     (8,876)        --     (3,945)
Income from operations..............    (2,487)    (2,380)    32,351     55,329     59,319     57,356     77,423
Extraordinary items(2)..............      (824)    10,617      1,833         --         --         --         --
Net income (loss)...................   (11,234)      (555)    22,086     36,565     30,525     35,913     48,762
Basic earnings per share(3)
  Income (loss) before extraordinary
    item............................  $  (0.41)  $  (0.31)  $   0.53   $   0.93   $   0.75   $   0.89       1.17
  Extraordinary item................     (0.03)      0.29       0.05         --         --         --         --
  Net income (loss).................  $  (0.44)  $  (0.02)  $   0.58   $   0.93   $   0.75   $   0.89       1.17
Diluted earnings per share(3)
  Income (loss) before extraordinary
    item............................  $  (0.41)  $  (0.31)  $   0.51   $   0.84   $   0.68   $   0.78       1.02
  Extraordinary item................     (0.03)      0.29       0.05         --         --         --         --
  Net income (loss).................  $  (0.44)     (0.02)  $   0.56   $   0.84   $   0.68   $   0.78   $   1.02
Weighted average shares used in
  computing per share amounts(3)
  Basic.............................    25,280     34,904     38,100     39,356     40,432     40,226     41,508
  Diluted...........................    25,280     34,904     40,348     47,490     49,426     49,104     50,287

                                                        AS OF SEPTEMBER 30,                       AS OF
                                      -------------------------------------------------------    JUNE 27,
                                       1993        1994        1995        1996        1997        1998
                                      -------    --------    --------    --------    --------    --------
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Working capital.....................  $15,566    $ 41,846    $136,078    $155,879    $181,971    $196,049
Total assets........................   93,593     101,450     233,245     292,646     375,854     443,363
Long-term obligations...............   36,894      16,000      98,250      98,250      98,250      95,607
Stockholders' equity................   24,454      52,823      81,089     128,237     171,777     227,519

---------------
(1) In 1993 and 1994, Sanmina recorded a charge to operations of $3,000 and $2,100, respectively, to establish a provision for restructuring of operations. In 1994, Sanmina recorded a write-off of goodwill of $11,190. In 1994 and 1997, Sanmina recorded a charge to operations of $3,629 and $8,876, respectively, to provide for the closure of certain facilities. In 1998, Sanmina recorded a charge of $3,945 for merger costs pertaining to the merger with Elexsys.

(2) In 1993, Sanmina paid-off long-term debt and recognized a related extraordinary charge for writing off previously deferred financing expenses of $824. In 1994 and 1995, Sanmina recorded gains of $10,167 and $1,833, respectively, from the exchange of convertible subordinated debentures for common stock, net of expenses.

(3) Adjusted to reflect the two-for-one splits of Sanmina's common stock effected in January 1996 and June 1998.

ALTRON SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected historical financial data as of January 1, 1994, December 31, 1994 and December 30, 1995 and for the years ended January 1, 1994 and December 31, 1994 are derived from audited financial statements of Altron not included or incorporated by reference herein. The historical statement of operations data for each of the three years in the period ended January 3, 1998 and the historical balance sheet data at December 28, 1996 and January 3, 1998 are derived from the audited consolidated financial statements of Altron incorporated by reference in this Proxy Statement/Prospectus. These statements have been audited by Arthur Andersen LLP, certified public accountants, whose report thereon is also incorporated by reference in this Proxy Statement/Prospectus. The unaudited historical financial information as of July 4, 1998 and for the six-month periods ended June 28, 1997 and July 4, 1998 are derived from unaudited consolidated financial statements of Altron and, in the opinion of Altron, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information. Operating results for the interim period are not necessarily indicative of the results of Altron that may be expected for the entire year. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes and other financial information contained in Altron's Form 10-K for the fiscal years ended December 28, 1996 and January 3, 1998 and Form 10-Q for the quarterly period ended July 4, 1998.

                                                       FISCAL YEAR ENDED                              SIX MONTHS ENDED
                              --------------------------------------------------------------------   -------------------
                              JANUARY 1,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,   JANUARY 3,   JUNE 28,   JULY 4,
                                 1994          1994           1995           1996          1998        1997       1998
                              ----------   ------------   ------------   ------------   ----------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL STATEMENT OF
  OPERATIONS DATA:
Net sales...................   $83,406       $104,202       $143,867       $165,248      $172,428    $83,728    $102,232
Cost of sales...............    67,020         81,161        109,858        125,079       134,373     64,306      82,347
                               -------       --------       --------       --------      --------    -------    --------
Gross profit................    16,386         23,041         34,009         40,169        38,055     19,422      19,885
Selling, general and
  administrative expenses...     7,308          8,645         10,704         11,969        14,844      6,820       8,659
                               -------       --------       --------       --------      --------    -------    --------
Income from operations......     9,078         14,396         23,305         28,200        23,211     12,602      11,226
Other income................       109            261          1,317          1,869         1,503        838         546
Interest expense............       582            574            359            232            31         26           7
                               -------       --------       --------       --------      --------    -------    --------
Income before provision for
  income taxes..............     8,605         14,083         24,263         29,837        24,683     13,414      11,765
Provision for income
  taxes.....................     3,445          5,633          9,705         12,122        10,016      5,439       4,591
                               -------       --------       --------       --------      --------    -------    --------
Net income..................   $ 5,160       $  8,450       $ 14,558       $ 17,715      $ 14,667    $ 7,975    $  7,174
                               =======       ========       ========       ========      ========    =======    ========
Basic earnings per
  share(1)..................   $  0.44       $   0.68       $   1.05       $   1.17      $   0.96    $  0.52    $   0.46
                               =======       ========       ========       ========      ========    =======    ========
Basic weighted average
  shares outstanding(1).....    11,746         12,361         13,887         15,143        15,333     15,266      15,541
                               =======       ========       ========       ========      ========    =======    ========
Diluted earnings per
  share(1)..................   $  0.42       $   0.65       $   0.98       $   1.11      $   0.91    $  0.49    $   0.45
                               =======       ========       ========       ========      ========    =======    ========
Diluted weighted average
  shares outstanding(1).....    12,370         12,980         14,795         16,009        16,039     16,204      16,055
                               =======       ========       ========       ========      ========    =======    ========

                                                                          AS OF
                                     -------------------------------------------------------------------------------
                                     JANUARY 1,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,   JANUARY 3,   JULY 4,
                                        1994          1994           1995           1996          1998        1998
                                     ----------   ------------   ------------   ------------   ----------   --------
                                                                     (IN THOUSANDS)
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Working capital....................   $21,522       $24,542        $ 52,277       $ 60,989      $ 63,135    $ 66,884
Total assets.......................    52,553        68,522         113,059        134,561       155,603     164,027
Long-term debt.....................     9,405         8,646           4,577          7,600         7,600       7,600
Stockholders' equity...............    29,452        40,381          80,654        100,624       117,127     124,756

---------------
(1) Adjusted to reflect the three-for-two splits of Altron's common stock effected September 3, 1993, February 10, 1995 and May 10, 1996.

         SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the Merger, using the pooling of interests method of accounting.

     The unaudited pro forma combined condensed financial statements reflect certain assumptions deemed probable by management regarding the Merger (for example, that share information used in the unaudited pro forma information approximates actual share information at the Effective Date). No adjustments to the unaudited pro forma combined condensed financial information have been made to account for different possible results in connection with the foregoing, as management believes that the impact on such information of the varying outcomes, individually or in the aggregate, would not be materially different.

     The unaudited pro forma combined balance sheet as of June 27, 1998 gives effect to the Merger as if it had occurred on June 27, 1998, and combines the unaudited consolidated balance sheet of Sanmina as of June 27, 1998 and the unaudited consolidated balance sheet of Altron as of July 4, 1998. The unaudited pro forma combined statements of income for all periods presented give effect to the Merger as if it had occurred on October 1, 1994. Altron has a fiscal year that ends on the Saturday closest to December 31 of each year. For purposes of the unaudited pro forma combined statements of income, Altron's consolidated statements of income for each of the three fiscal years ended January 3, 1998, and for the nine month periods ended June 28, 1997 and July 4, 1998, have been combined with Sanmina's consolidated statements of income for each of the three fiscal years ended September 30, 1997, and the nine month periods ended June 28, 1997 and June 27, 1998. As a result, Altron's results for the three month period ended January 3, 1998 are included in the unaudited pro forma combined statement of operations data for both the twelve months ended September 30, 1997 and the nine months ended June 27 1998, and results for the three month period ended December 28, 1996 are included in the unaudited pro forma combined statement of operations data for both the twelve months ended September 30, 1996 and the nine months ended June 28, 1997.

     Such unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the period presented, nor is it necessarily indicative of future financial position and results of operations. These unaudited pro forma combined financial statements are based upon the respective historical consolidated financial statements and notes thereto of Sanmina and Altron included elsewhere in this Proxy Statement/Prospectus, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the combined company.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTHS ENDED
                                                FISCAL YEAR ENDED SEPTEMBER 30,    -------------------
                                               ---------------------------------   JUNE 28,   JUNE 27,
     PRO FORMA STATEMENT OF INCOME DATA:        1995(1)     1996(1)     1997(1)      1997       1998
     -----------------------------------       ---------   ---------   ---------   --------   --------
Net sales....................................  $415,624    $557,230    $742,215    $531,549   $677,783
Income from operations.......................    55,656      83,529      82,530      76,474     93,693
Net income...................................    36,644      54,280      45,192      48,068     59,103
Basic earnings per share
  Income before extraordinary item...........  $   0.78    $   1.17    $   0.95    $   1.02   $   1.22
  Extraordinary item.........................      0.04          --          --          --         --
  Net income.................................  $   0.82    $   1.17    $   0.95    $   1.02   $   1.22
Diluted earnings per share
  Income before extraordinary item...........  $   0.75    $   1.05    $   0.85    $   0.89   $   1.07
  Extraordinary item.........................      0.04          --          --          --         --
  Net income.................................  $   0.79    $   1.05    $   0.85    $   0.89   $   1.07
Basic weighted average shares outstanding....    44,412      46,238      47,401      47,137     48,524
Diluted weighted average shares                  47,072      54,766      56,716      56,425     57,580
  outstanding................................

                                                               AS OF
                                                              JUNE 27,
           PRO FORMA COMBINED BALANCE SHEET DATA:               1998
           --------------------------------------             --------
Working capital.............................................  $261,333
Total assets................................................   607,390
Long-term obligations.......................................   115,526
Stockholders' equity........................................   350,675(2)

---------------
(1) Includes Altron's results for the years ended December 30, 1995, December 28, 1996 and January 3, 1998, respectively.

(2) Reflects estimated expenses of Merger of $1.6 million.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of Sanmina and Altron and combined per share data on an unaudited pro forma combined basis after giving effect to the Merger with Altron as if the Merger was completed at the beginning of the respective periods for net income per common share data. The Exchange Ratio assumes that the Merger was consummated on June 27, 1998. The pro forma book value per common share assumes that the Merger was consummated on June 27, 1998 and September 30, 1997. The following data should be read in conjunction with the Unaudited Pro Forma Financial Information and the separate historical financial statements of Sanmina and Altron incorporated by reference or included elsewhere herein. The unaudited pro forma combined per common share data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the Merger occurred on the date indicated, nor does it represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (i) the efficiencies which may be obtained by combining Sanmina and Altron operations or (ii) the costs of restructuring, integrating or consolidating such operations.

                           COMPARATIVE PER SHARE DATA

                                                                                 AS OF OR FOR
                                                                                   THE NINE
                                                   FISCAL YEARS ENDED            MONTHS ENDED
                                                      SEPTEMBER 30,           -------------------
                                               ---------------------------    JUNE 28,   JUNE 27,
                                               1995       1996       1997       1997       1998
                                               -----      -----      -----    --------   --------
Historical -- Sanmina:
Basic earnings per share
  Income before extraordinary item.........    $0.53      $0.93      $0.75     $0.89      $1.17
  Extraordinary item.......................     0.05         --         --        --         --
  Net income...............................    $0.58      $0.93      $0.75     $0.89      $1.17
Diluted earnings per share
  Income before extraordinary item.........    $0.51      $0.84      $0.68     $0.78      $1.02
  Extraordinary item.......................     0.05         --         --        --         --
  Net income...............................    $0.56      $0.84      $0.68     $0.78      $1.02
Book value per common share(1).............                          $4.19                $5.40

                                                                                         AS OF OR FOR
                                                                                            THE SIX
                                                      FISCAL YEARS ENDED                 MONTHS ENDED
                                           ----------------------------------------   -------------------
                                           DECEMBER 30,   DECEMBER 28,   JANUARY 3,   JUNE 28,   JULY 4,
                                               1995           1996          1998        1997       1998
                                           ------------   ------------   ----------   --------   --------
Historical -- Altron:
  Basic earnings per share...............     $1.05          $1.17         $0.96       $0.52      $0.46
  Diluted earnings per share.............     $0.98          $1.11         $0.91       $0.49      $0.45
  Book value per common share(1).........                                  $7.56                  $8.02

                                                                                         AS OF OR FOR
                                                                                           THE NINE
                                                      FISCAL YEARS ENDED                 MONTHS ENDED
                                                        SEPTEMBER 30,                 -------------------
                                           ----------------------------------------   JUNE 28,   JUNE 27,
                                               1995           1996          1997        1997       1998
                                           ------------   ------------   ----------   --------   --------
Pro Forma Combined Per Sanmina Share:
Basic earnings per share
  Income before extraordinary item.......     $0.78          $1.17         $0.95       $1.02      $1.22
  Extraordinary item.....................      0.04             --            --          --         --
  Net income.............................     $0.82          $1.17         $0.95       $1.02      $1.22
Diluted earnings per share
  Income before extraordinary item.......     $0.75          $1.05         $0.85       $0.89      $1.07
  Extraordinary item.....................      0.04             --            --          --         --
  Net income.............................     $0.79          $1.05         $0.85       $0.89      $1.07
Book value per common share(1)...........                                  $6.01                  $7.16

                                                                                         AS OF OR FOR
                                                                                           THE NINE
                                                      FISCAL YEARS ENDED                 MONTHS ENDED
                                                        SEPTEMBER 30,                 -------------------
                                           ----------------------------------------   JUNE 28,   JUNE 27,
                                               1995           1996          1997        1997       1998
                                           ------------   ------------   ----------   --------   --------
Equivalent Pro Forma Combined per Altron
  Share(2):
Basic earnings per share
  Income before extraordinary item.......     $0.35          $0.53         $0.43       $0.46      $0.55
  Extraordinary item.....................      0.02             --            --          --         --
  Net income.............................     $0.37          $0.53         $0.43       $0.46      $0.55
Diluted earnings per share
  Income before extraordinary item.......     $0.34          $0.45         $0.36       $0.39      $0.49
  Extraordinary item.....................      0.02             --            --          --         --
  Net income.............................     $0.36          $0.45         $0.36       $0.39      $0.49
  Book value per common share(1).........                                  $2.73                  $3.25

---------------

(1) The historical book value per common share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Sanmina at the end of the period.

(2) The equivalent Altron pro forma per share amounts are calculated by multiplying the Sanmina combined pro forma per share amounts by 0.4545, the Exchange Ratio.

                                  RISK FACTORS

This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Proxy Statement/Prospectus. The following factors should be considered carefully by holders of Altron Common Stock in evaluating whether to approve and adopt the Merger Agreement and approve the Merger. These factors should be considered in conjunction with the other information included or incorporated by reference in this Proxy Statement/Prospectus, including the forward-looking statements made in this Proxy Statement/Prospectus. For periods following the Merger, references to Sanmina should be considered to refer to Sanmina and its subsidiaries, including Altron, unless the context otherwise requires.

Sanmina faces uncertainties relating to the integration of the Sanmina and Altron operations. The successful combination of Sanmina and Altron will require substantial effort from each company, including the coordination of sales and marketing efforts. Sanmina may encounter difficulties in the transition process. These difficulties could include the interruption of, or a loss of momentum in, Altron's activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans. In the event that Sanmina encounters any of these difficulties, or if the attention of Sanmina's management is diverted, Sanmina's ability to realize the anticipated benefits of the Merger could be adversely affected. There can be no assurance that Sanmina will be able to retain Altron's key management, technical, sales and marketing personnel, or that Sanmina will realize the anticipated benefits of the Merger.

Altron stockholders face risks associated with the exchange ratio. As a result of the Merger, each outstanding share of Altron Common Stock will be converted into 0.4545 fully paid and nonassessable shares of Sanmina Common Stock. The Exchange Ratio is subject to adjustment in the event that the average of the last reported sale price of Sanmina Common Stock on the Nasdaq National Market over the 10 trading days ending one day prior to the date of the Special Meeting is less than $30.00 (the average of the last reported sale price of Sanmina Common Stock during such period is hereafter referred to as the "Effective Time Sanmina Price"). In this event, the Exchange Ratio will be adjusted to an amount equal to $13.635 divided by the Effective Time Sanmina Price, provided that the Exchange Ratio will not exceed 0.5681 Sanmina shares per Altron share. If the Effective Time Sanmina Price is less than $24.00, Altron will have the right to terminate the Merger Agreement. Alternatively, Altron and Sanmina may, by mutual consent, amend the Merger Agreement to provide for completion of the Merger at an Exchange Ratio greater than 0.5681 Sanmina shares per Altron share. The Exchange Ratio will not be reduced in the event the Effective Time Sanmina Price is greater than $30.00. Accordingly, the specific value of the consideration to be received by Altron stockholders in the Merger will depend on the market price of Sanmina Common Stock during the 10 trading days ending one day prior to the Special Meeting. The market prices of Sanmina Common Stock and Altron Common Stock as of a recent date are set forth herein under "COMPARATIVE STOCK PRICES AND DIVIDEND POLICY."Altron stockholders are advised to obtain recent market quotations for Sanmina Common Stock and Altron Common Stock. There can be no assurance as to the market prices of Sanmina Common Stock or Altron Common Stock at any time before the Effective Time or as to the market price of Sanmina Common Stock at any time thereafter. See "COMPARATIVE STOCK PRICES AND DIVIDEND POLICY."

Sanmina is heavily dependent on the electronics industry. Sanmina's business is heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and computer systems segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's customers can discontinue or modify products containing components manufactured by Sanmina. Such discontinuance or modification could adversely affect Sanmina's results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could have a material adverse effect on Sanmina's business, financial condition and results of operations. Sanmina typically does not obtain long-term volume purchase contracts from its customers and has recently experienced reduced lead times in customer orders. Customer orders may be canceled and volume levels may be changed or delayed. In particular, Sanmina experienced certain cancellation and rescheduling of shipment dates of customer orders during the fourth fiscal quarter of 1998. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured.

Sanmina's results of operations can be affected by a variety of factors. Sanmina's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Sanmina's operating results are affected by a number of factors. These factors include timing of orders from major customers, mix of product ordered by and shipped to major customers, the volume of orders as related to Sanmina's capacity, the ability of Sanmina to effectively manage inventory and fixed assets, and the ability of Sanmina to time expenditures in anticipation of future sales. Sanmina's results are also affected by the mix of products between backplane assemblies and printed circuit boards. Sanmina's results are also affected by general economic conditions in the electronics industry. Sanmina's results can also be significantly influenced by development and introduction of new products by Sanmina's customers. From time to time, Sanmina experiences changes in the volume of sales to each of its principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's customers generally require short delivery cycles, and a substantial portion of Sanmina's backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Sanmina's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of Sanmina Common Stock.

Sanmina experiences customer concentration. A small number of customers are responsible for a significant portion of Sanmina's net sales. In fiscal 1997, sales to DSC Communications accounted for more than 10% of Sanmina's net sales. In fiscal 1996, sales to DSC Communications and Alcatel each accounted for more than 10% of Sanmina's net sales. In addition, during fiscal 1997 and 1996, Sanmina's ten largest customers accounted for approximately 63% and 65%, respectively, of Sanmina's net sales. Although there can be no assurance that Sanmina's principal customers will continue to purchase products and services from Sanmina at current levels, if at all, Sanmina expects to continue to depend upon its principal customers for a significant portion of its net sales. Sanmina's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which Sanmina's customers participate. The loss of one of more major customers or declines in sales to major customers could have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina is subject to risks associated with its strategy of acquisitions and expansions. Sanmina has, for the past several fiscal years, pursued a strategy of growth. This growth has come in part through acquisitions. These acquisitions have involved both acquisitions of entire companies, such as the June 1995 acquisition of Assembly Solutions in Manchester, New Hampshire, the January 1996 acquisition of Golden Eagle Systems, now known as Sanmina Cable Systems, the November 1997 merger with Elexsys, the February 1998 acquisition of Pragmatech and the planned merger with Altron. In addition, Sanmina has in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by Sanmina include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In addition to these acquisitions, Sanmina has also grown its operations through internal expansion, such as the opening of its Richardson, Texas assembly facility, its Durham, North Carolina assembly facility and its Dublin, Ireland assembly facility. Acquisitions of companies and businesses and expansion of operations involves certain risks, including the following:

     * the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value,
     * diversion of management's attention,
     * difficulties in scaling up production at new sites and coordinating management of operations at new sites,
     * loss of key employees of acquired operations.

Accordingly, Sanmina may experience problems in integrating the Altron operations or operations associated with any future acquisition. Accordingly, there can be no assurance that the merger with Altron or any other future acquisition will result in a positive contribution to Sanmina's results of operations. Furthermore, there can be no assurance that Sanmina will realize value from any such acquisition which equals or exceeds the consideration paid. In particular, the successful combination of Sanmina and Altron will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, Altron's activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could have an adverse impact on Sanmina's ability to realize the anticipated benefits of the Merger. Therefore, there can be no assurance that Sanmina will realize any of these anticipated benefits. In addition, there can be no assurance that Sanmina will realize anticipated strategic and other benefits from expansion of existing operations to new sites. Any such problems could have a material adverse effect on Sanmina's business, financial condition and results of operations. In addition, future acquisitions by Sanmina may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina is subject to competition and technological change. The electronic interconnect product industry is highly fragmented and it is characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect product market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than Sanmina as well as greater SMT assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition. Sanmina may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

Environmental matters are a key consideration in Sanmina's business. Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. In addition, although the electronics assembly process generates significantly less waste water than printed circuit board fabrication, maintenance of environmental controls is also important in the electronics assembly process. Each of Sanmina's printed circuit board and electronics assembly plants has personnel responsible for monitoring environmental compliance. These individuals report to Sanmina's director of environmental compliance, who has overall responsibility for environmental matters. Each plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, Sanmina could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require Sanmina to cease or limit production at one or more of its facilities, thereby having an adverse impact on Sanmina's results of operations. Sanmina is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance with and penalties associated with violation of more stringent laws could be substantial.

Sanmina is subject to certain environmental contingencies at former Elexsys International sites. In November 1997, Sanmina acquired Elexsys International, Inc. which, by virtue of such acquisition, became a wholly-owned subsidiary of Sanmina. Several facilities owned or occupied by Elexsys at the time of the acquisition, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including the following: Contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. The California Regional Water Quality Control Board has requested that Sanmina extend the investigation of the groundwater contamination at the Irvine facility to off-site areas. It is unknown what the results of this additional investigation will be and whether any additional remediation activities will be required. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated.

Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to Sanmina's financial condition. However, in the event Sanmina is required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. Sanmina is currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and Sanmina cannot determine from available test results what remediation activities, if any, are likely to be required. Sanmina believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not have a material adverse effect on Sanmina's business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities costs would not have a material adverse effect on Sanmina's business, financial condition and results of operations.

Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site, Although the Company believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but Altron does not anticipate that such costs, if any, will be material to its financial condition.

Sanmina's international operations involve additional risks. Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. In addition, Sanmina has obtained a printed circuit board fabrication facility in Peterborough, England as a result of the acquisition of Elexsys. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, Sanmina's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices, and competition. There can be no assurance that Sanmina will realize the anticipated strategic benefits of its expansion in Ireland or that Sanmina's international operations will contribute positively to Sanmina's business, financial condition and results of operations. Furthermore, difficulties encountered in scaling up production at overseas facilities or in coordinating Sanmina's United States and international operations, as well as any failure of the international operations to realize anticipated revenue growth, could, individually or in the aggregate, have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina is subject to risks related to Year 2000 problems. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the Year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. Sanmina is currently expending resources to review its products and services, as well as its internal use software in order to identify and modify those products, services and systems that are not Year 2000 compliant. Additionally, Sanmina is in the process of evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. There can be no assurance however, that Sanmina will be able to solve all potential Year 2000 issues. Sanmina's reliance on its key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues could not have an adverse effect on Sanmina. Sanmina has initiated formal communications with each of its significant suppliers and customers to determine the extent to which Sanmina is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Sanmina is requesting that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance. However, the response of those third parties is beyond Sanmina's control. To the extent that Sanmina does not receive adequate responses by December 31, 1998, it is prepared to develop contingency plans, with completion of these plans scheduled for no later than March 31, 1999. At this time, Sanmina cannot estimate the additional cost, if any, that might develop from such contingency plans. Breakdowns in Sanmina's computer systems and applications, such as its manufacturing application software, its bar-coding systems, and the computer chips embedded in its plant equipment, as well as other Year 2000-related problems such as disruptions in the delivery of materials, power, heat or water to Sanmina's facilities, could prevent Sanmina from being able to manufacture and ship its products. Sanmina plans to replace or upgrade or otherwise work around any of its date driven systems that are not Year 2000 compliant. Sanmina's Year 2000 Project Team will have compliance solutions or work arounds planned by November 30, 1998, and intends to complete compliance testing by June 30, 1999. If Sanmina fails to correct a material Year 2000 problem, its normal business activities and operations could be interrupted. Such interruptions could materially and adversely affect Sanmina's results of operations, liquidity and financial condition. To date, Year 2000 costs are not considered by Sanmina to be material to its financial condition. Sanmina currently estimates that, in order to complete Year 2000 compliance, Sanmina will be required to incur expenditures of approximately $1.1 million.

Possible Volatility of Stock Price. The trading price of the Sanmina Common Stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding Sanmina's securities and other factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of Sanmina's Common Stock.

                  COMPARATIVE STOCK PRICES AND DIVIDEND POLICY

     Sanmina Common Stock (symbol: SANM) and Altron Common Stock (symbol: ALRN) are quoted on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low sale prices per share of Sanmina Common Stock and of Altron Common Stock on the Nasdaq National Market. Sanmina and Altron have never paid cash dividends on shares of Sanmina Common Stock and Altron Common Stock, respectively. In addition, the Merger Agreement restricts Altron's and Sanmina's ability to pay cash dividends between the date of the Merger Agreement and the Effective Time. Sanmina does not currently intend to pay any cash dividends in the future.

                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
SANMINA(1)

FISCAL 1996
  First Quarter.............................................  $13.88    $ 9.88
  Second Quarter............................................   15.75     11.00
  Third Quarter.............................................   18.88     13.50
  Fourth Quarter............................................   20.25     10.50
FISCAL 1997
  First Quarter.............................................   27.50     19.06
  Second Quarter............................................   32.00     20.06
  Third Quarter.............................................   33.00     21.88
  Fourth Quarter............................................   45.06     30.55
FISCAL 1998
  First Quarter.............................................   44.00     28.72
  Second Quarter............................................   40.19     26.69
  Third Quarter.............................................   46.88     33.88
  Fourth Quarter (to September 8, 1998).....................   47.56     23.50
FISCAL 1999
  First Quarter (to October 27, 1998).......................   42.00     23.88
ALTRON(2)
FISCAL 1996
  First Quarter.............................................   21.50     15.83
  Second Quarter............................................   25.50     18.83
  Third Quarter.............................................   20.75     12.25
  Fourth Quarter............................................   21.50     13.50
FISCAL 1997
  First Quarter.............................................   21.75     16.13
  Second Quarter............................................   19.75     13.88
  Third Quarter.............................................   21.13     14.50
  Fourth Quarter............................................   17.75     12.75
FISCAL 1998
  First Quarter.............................................   16.25     11.13
  Second Quarter............................................   15.63      9.88
  Third Quarter (to September 8, 1998)......................   13.75      9.38
  Fourth Quarter (to October 27, 1998)......................   18.38     11.25

---------------
(1) Per share amounts for Sanmina Common Stock have been restated to retroactively reflect a two-for-one stock split effected in June 1998.

(2) Per share amounts for Altron Common Stock have been restated to retroactively reflect a three-for-two stock split effected May 1996.

     The following table sets forth the last reported sales prices per share of Sanmina Common Stock and of Altron Common Stock on the Nasdaq National Market on September 1, 1998, the last trading day before announcement of the Merger Agreement, and on October 27, 1998:

                                                    SANMINA          ALTRON
                                                  COMMON STOCK    COMMON STOCK
                                                  ------------    ------------
September 1, 1998...............................    $ 27.25         $10.625
October 27, 1998................................      42.00          18.375

     ALTRON STOCKHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SANMINA COMMON STOCK AND ALTRON COMMON STOCK IN CONNECTION WITH VOTING THEIR SHARES.

                              THE SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

     This Proxy Statement/Prospectus is being furnished to Altron stockholders in connection with the solicitation of proxies by the Altron Board for use at the Special Meeting to be held on November 30, 1998 at 10:00 a.m., local time, at Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, Massachusetts 02110. Only holders of record of Altron Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Special Meeting. At the Special Meeting, holders of Altron Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement, a copy of which is attached as Annex I to this Proxy Statement/Prospectus, and approve the Merger of Merger Sub with and into Altron upon the terms and subject to the conditions of the Merger Agreement. If the Merger is consummated, Altron will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Sanmina.

     At the Effective Time, each issued and outstanding share of Altron Common Stock, other than shares owned by Sanmina, Merger Sub or Altron, and other than Dissenting Shares, will be converted into 0.4545 fully paid and nonassessable shares of Sanmina Common Stock, provided however that if the Effective Time Sanmina Price is less than $30.00 per share, the Exchange Ratio shall be a fraction, the numerator of which shall be $13.635 and the denominator of which shall be the Effective Time Sanmina Price, provided that the Exchange Ratio shall not exceed 0.5681 (which is $13.635 divided by $24.00). If the Effective Time Sanmina Price is less than $24.00, Altron will have the right to terminate the Merger Agreement. Alternatively, Altron and Sanmina may, by mutual consent, amend the Merger Agreement to provide for completion of the Merger at an Exchange Ratio greater than .5681 Sanmina shares per Altron share. No fractional shares of Sanmina Common Stock will be issued in the Merger. Each holder of shares of Altron Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Sanmina Common Stock will receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes which may be required thereon, equal to such fraction of a share of Sanmina Common Stock multiplied by the per share last reported sale price of Sanmina Common Stock on the date of the Special Meeting as such price is reported on the Nasdaq National Market. Sanmina will deposit with the Exchange Agent (as defined in the Merger Agreement and described below under "THE MERGER AGREEMENT -- Exchange Agent; Exchange Procedures; Dividends; No Further Ownership Rights in Altron Common Stock; No Fractional Shares; Articles of Organization and Bylaws") on the Closing Date, funds sufficient to pay cash in lieu of fractional shares. At the Effective Time, each Altron Option that has not been exercised prior to the Effective Time will be assumed by Sanmina.

     THE ALTRON BOARD HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, ALTRON STOCKHOLDERS. ACCORDINGLY, THE ALTRON BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF ALTRON VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. CERTAIN MEMBERS OF THE ALTRON BOARD MAY BE DEEMED TO HAVE A CONFLICT OF INTEREST IN RECOMMENDING STOCKHOLDER APPROVAL OF THE MERGER. SEE "THE MERGER -- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

     The Sanmina Board of Directors (the "Sanmina Board") has unanimously approved the Merger Agreement and the Merger and the issuance of Sanmina Common Stock in connection with the Merger. Sanmina, as the sole stockholder of Merger Sub, and the Board of Directors of Merger Sub, have each approved the Merger Agreement and the Merger. No approval by stockholders of Sanmina is required to effect the Merger.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED

     The close of business on October 21, 1998 has been fixed as the Record Date for determining the holders of Altron Common Stock who are entitled to notice of and to vote at the Special Meeting. As of the Record

Date, there were 15,636,934 shares of Altron Common Stock outstanding, of which 2,345,703 shares (approximately 15.0% of the outstanding shares) of Altron Common Stock were owned by directors (in their capacity as stockholders) of Altron. As indicated below, all such directors of Altron have indicated that they intend to vote all such shares in favor of the approval of the Merger Agreement and approval of the Merger. The holders of record on the Record Date of shares of Altron Common Stock are entitled to one vote per share of Altron Common Stock on each matter submitted to a vote at the Special Meeting. The presence in person or by proxy of the holders of shares representing a majority of the voting power of Altron Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Special Meeting. Under the MBCL, the affirmative vote of holders of at least two-thirds of the Altron Common Stock outstanding and entitled to vote is required for Stockholder Approval. An abstention from voting or a broker non-vote will have the practical effect of voting against approval and adoption of the Merger Agreement and approval of the Merger since a vote to abstain or a broker non-vote represents one less vote for such approval and adoption. A "broker non-vote" occurs when brokers who hold shares in street name for customers who are the beneficial owners of such shares do not give a proxy to vote such customers' shares because the customers have failed to give the broker specific instructions concerning the voting of the customers' shares.

     As indicated above, pursuant to the terms of the Shareholder Agreements, the directors of Altron (in their capacity as stockholders) have agreed, among other things, to vote (or cause to be voted) their shares of Altron Common Stock in favor of approval the Merger Agreement and approval of the Merger at the Special Meeting. Together, such stockholders held on the Record Date 2,345,703 shares (approximately 15.0% of the outstanding shares) of Altron Common Stock. Consequently, holders of approximately 51.7% of Altron Common Stock who are not parties to the Stockholder Agreements need vote in favor of approval of the Merger Agreement and approval of the Merger for Stockholder Approval to be obtained. The general effect of the Stockholder Agreements is to increase the likelihood that Stockholder Approval will be obtained. See "THE
MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER
AGREEMENT -- The Stockholder Agreements."

PROXIES; PROXY SOLICITATION

     Shares of Altron Common Stock represented by properly executed proxies received at or prior to the Special Meeting that have not been revoked will be voted at the Special Meeting in accordance with the instructions contained therein. Shares of Altron Common Stock represented by properly executed proxies for which no instruction is given will be voted FOR approval of the Merger Agreement and approval of the Merger. Altron stockholders are requested to complete, sign and return promptly the enclosed proxy card in the enclosed postage-prepaid envelope to ensure that their shares are voted at the Special Meeting. An Altron stockholder may revoke a proxy by submitting at any time prior to the vote on the approval of the Merger Agreement and the approval of the Merger a later dated proxy with respect to the same shares, by delivering written notice of revocation to the Clerk of Altron at any time prior to such vote or by attending the Special Meeting and voting in person. Mere attendance at the Special Meeting will not in and of itself revoke a proxy. If an Altron stockholder is not the registered direct holder of his or her shares, such stockholder must obtain appropriate documentation from the registered holder in order to be able to vote the shares in person.

     If the Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Special Meeting all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted in the same or any other manner at a previous meeting.

     In addition to solicitation by mail, directors, officers and employees of Sanmina and Altron may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of Sanmina and Altron will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of shares of Altron Common Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material. Altron may retain a proxy solicitation firm to aid in soliciting proxies from its stockholders. The fees of such firm are estimated not to exceed $10,000, plus reimbursement of out-of-pocket expenses. Altron will bear the cost of solicitation of proxies from the stockholders.

                 SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
                             STOCKHOLDERS OF ALTRON

     The following table sets forth certain information regarding beneficial ownership of Altron Common Stock as of September 1, 1998 (except as otherwise noted) by (i) each director of Altron, (ii) Altron's executive officers, (iii) all directors and executive officers of Altron as a group, and (iv) all those known by Altron to be beneficial owners of more than five percent of the outstanding shares of Altron Common Stock. This table is based on information provided to Altron or filed with the SEC by Altron's directors, executive officers and principal stockholders. Unless otherwise indicated in the footnotes below, each of the named persons has sole voting and investment power with respect to shares shown as beneficially owned.

                                                                AMOUNT AND
                                                                NATURE OF
                                                                BENEFICIAL    PERCENT
                            NAME                                OWNERSHIP     OF CLASS
                            ----                                ----------    --------
Samuel Altschuler(1)(2)(3)(4)...............................     1,988,971      12.7%
  One Jewel Drive
  Wilmington, MA 01887
Nancy Altschuler(3).........................................       700,312       4.5%
Burton Doo(1)(2)(5).........................................       473,132       3.0%
Thomas M. Claflin, II(2)(6).................................       179,494       1.1%
Anthony J. Medaglia, Jr.(2)(7)(8)...........................       131,327         *
Daniel A. Cronin, Jr.(2)(9).................................        76,708         *
Peter D. Brennan(1)(10).....................................        47,834         *
All Directors and Executive Officers as a group (6
  persons)(11)..............................................     2,897,466      18.2%
Wasatch Advisors, Inc.(12)..................................       937,291       6.0%
Sanford C. Bernstein & Co.(12)(13)..........................       997,900       6.4%
Mellon Bank Corporation(12)(14).............................       803,243       5.1%

---------------
  *  Less than one percent

 (1) Executive Officer of the Company.

 (2) Director of the Company.

 (3) Mr. and Mrs. Altschuler are general partners of a nominee partnership which holds 700,312 shares, all of which are included in the shares listed as owned by both Mr. and Mrs. Altschuler. Mr. Altschuler has sole voting rights with respect to these shares and shares investment power with his wife. Of the shares held of record by the nominee partnership, 232,875 shares are held as a nominee for Mrs. Altschuler as trustee of trusts established for the benefit of her children, as to which shares she disclaims beneficial interest. Does not include 192,159 shares held by the Samuel Altschuler 1980 Irrevocable Trust, in which members of the Altschuler family have an interest.

 (4) Includes 52,334 shares which can be acquired pursuant to options currently exercisable or exercisable within sixty days.

 (5) Includes 52,334 shares which can be acquired pursuant to options currently exercisable or exercisable within sixty days.

 (6) Includes 65,083 shares which can be acquired pursuant to options currently exercisable or exercisable within sixty days.

 (7) Includes 17,212 shares Mr. Medaglia holds as trustee for his children and 10,000 shares held by his spouse, as to which he disclaims beneficial ownership.

 (8) Includes 11,667 shares which can be acquired pursuant to options currently exercisable or exercisable within sixty days.

 (9) Includes 61,708 shares which can be acquired pursuant to options currently exercisable or exercisable within sixty days.

(10) Includes 47,834 shares which can be acquired pursuant to options currently exercisable or exercisable within sixty days.

(11) Includes 290,960 shares which Executive Officers and Directors have the right to acquire through the exercise of options currently exercisable or exercisable within sixty days.

(12) According to a Schedule 13G for the year ended December 31, 1997.

(13) Of these shares, 15,500 are held with shared voting power.

(14) Of these shares, 4,747 are held with shared investment power.

                                 THE COMPANIES

SANMINA CORPORATION

     Sanmina is a leading independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and turnkey manufacturing management services, to original equipment manufacturers ("OEMs") in the electronics industry. Sanmina's electronic manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount ("SMT") and pin through-hole ("PTH") interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layer printed circuit boards, and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturability. These manufacturing services are provided by Sanmina personnel at Sanmina's facilities. Sanmina, through its Sanmina Cable Systems subsidiary, also manufactures custom cable assemblies for electronics industry OEMs.

     SMT and PTH printed circuit board assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors have been mounted. These assemblies are key functional elements of many types of electronic products. Backplane assemblies are large printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. Interconnect products manufactured by Sanmina generally require greater manufacturing expertise and have shorter delivery cycles than mass produced interconnect products and therefore typically have higher profit margins.

     Sanmina's customers include leading OEMs in the telecommunications, networking (data communications), industrial and medical instrumentation and computer systems sectors. Sanmina's manufacturing and assembly plants are located in Northern California; Richardson, Texas; Manchester, New Hampshire; Raleigh, North Carolina; Guntersville, Alabama and Dublin, Ireland. Sanmina Cable Systems' manufacturing facility is located in Carrollton, Texas.

     Sanmina was incorporated in Delaware in 1989 to acquire the printed circuit board and backplane operations of its predecessor company, which had been in the printed circuit board and backplane business since 1980.

     See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The principal offices of Sanmina are located at 355 East Trimble Road, San Jose, California 95131. The telephone number is (408) 954-5500.

ALTRON INCORPORATED

     Altron is a leading contract manufacturer of interconnect products used in advanced electronic equipment. Altron manufactures complex products in the mid-volume sector of the electronic interconnect industry. Altron's products generally require greater engineering and manufacturing expertise than mass-produced, less complex products. Altron manufactures custom-designed backplanes, surface mount assemblies and total systems, as well as multilayer, high density printed circuit boards. Altron works closely with its customers from the early stages of product design and development. Altron provides original design, engineering prototype, preproduction and volume production capabilities.

     Altron believes its capabilities both in manufacturing multilayer, high density printed circuit boards and in providing value added contract manufacturing services advantageously position Altron to serve high growth OEMs in the rapidly changing electronics markets. Altron's OEM customers include a diversified base of manufacturers in the telecommunication, data communication, computer, industrial and medical systems segments of the electronics industry, such as Ascend Communications Corp., Cisco Systems, Inc., Data General Corporation, EMC Corporation, General Electric Company, Hewlett-Packard Company, KLA Tencor Corp., Lucent Technologies, Inc., Motorola, Inc., Silicon Graphics, Inc., Sun Microsystems, Inc., and 3Com Corporation.

     Altron's strategy is to continue to use its well established high technology printed circuit board manufacturing and engineering capabilities to further expand into the rapidly growing contract manufacturing business, providing products and services including backplanes, surface mount assemblies, power supplies and total systems. Key elements of this strategy include providing its customers with the highest levels of quality, superior service and leading edge technology.

     Altron was incorporated in Massachusetts on March 4, 1970.

     See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The principal offices of Altron are located at One Jewel Drive, Wilmington, Massachusetts 01887. The telephone number is (978) 658-5800.

                                   THE MERGER

BACKGROUND OF THE MERGER

     On July 28, 1998 Samuel Altschuler, President and Chief Executive Officer of Altron and Jure Sola, Chairman and Chief Executive Officer of Sanmina met in San Francisco and discussed a variety of matters affecting the industry in which both companies operate. During the course of the meeting, Mr. Sola indicated an interest in exploring the potential acquisition of Altron by Sanmina. Mr. Altschuler had a further discussion along the same lines by telephone with Mr. Sola and Randy Furr, the President and Chief Operating Officer of Sanmina on July 30, 1998. Thereafter, Mr. Altschuler advised the Altron Board of Sanmina's interest.

     On August 7, 1998 Mr. Furr and Mr. Altschuler met in Boston to discuss the potential benefits of a merger in terms of the synergies which might be achieved through a combination of the two companies. They exchanged views regarding the valuation of the two companies. Mr. Furr indicated potential interest in acquiring Altron in a stock for stock transaction which would value Altron's shares at a price in the range of $16.00 to $17.00, subject to due diligence review of Altron. The closing price of Altron Common Stock on August 7, 1998 was $12.94.

     Following the meeting, Mr. Altschuler apprised the Altron Board of Mr. Furr's continued interest in acquiring Altron.

     On August 11, 1998 Sanmina furnished to Altron an outline of proposed terms of a transaction which called for an exchange ratio under which Altron stockholders (based on market price stocks then prevailing) would receive $20.00 market value in Sanmina Common Stock for each share of Altron Common Stock. The terms provided that the exchange ratio would not be subject to adjustment. The closing price of Altron Common Stock on August 11, 1998 was $13.06.

     On August 12 and August 13 Mr. Altschuler discussed with the Altron Board the proposed transaction and potential terms thereof. Further discussions regarding price and other terms were held by telephone on August 13 and August 14 between Mr. Altschuler and Mr. Furr. During the course of these discussions it was proposed that the exchange ratio be .4545, and Sanmina refused to agree to any floor in the event of a decline in the market price of Sanmina Common Stock. On August 14, 1998 Altron Common Stock closed at $12.56 and Sanmina Common Stock closed at $42.75.

     On August 19, 1998 the Altron Board met for the purpose of reviewing the status of discussions with Sanmina. The Board authorized Altron management to continue discussions with Sanmina and decided to engage Needham to serve as its financial advisor in connection with a possible transaction with Sanmina. Needham and Altron entered into an engagement letter on August 19, 1998. The closing price of Sanmina Common Stock on August 19, 1998 was $44.94.

     On August 24, 1998 the Altron Board met to further discuss the possible transaction with Sanmina and other alternatives available to maximize stockholder value. Needham made a financial presentation to the Altron Board at the meeting. Altron management presented its analysis of the synergies and the potential for the merged entity. Sanmina's leadership position in the industry and its financial success were noted. Further discussions took place between representatives of Altron and Sanmina on August 25, 26 and 27. Such discussions involved potential terms of the transaction, as well as due diligence investigations by each party regarding the other.

     The Altron Board met again on August 27, 1998 for the purpose of discussing the proposed transaction. Needham presented an update of its financial presentation at the meeting. The Board instructed representatives of Altron to seek to negotiate in conjunction with any exchange ratio a floor which would assure Altron stockholders some specified value regardless of fluctuations in the market price of Sanmina Common Stock between the time any agreement might be signed and the time the transaction would close, as well as a mutual termination fee and a November 30th closing date target. The closing price of Sanmina Common Stock on August 27, 1998 was $37.34.

     Further discussions ensued between representatives of Altron and Sanmina following the August 27, 1998 Board meeting. Following such discussions, Mr. Altschuler advised the Altron Board that Sanmina was unwilling to agree to any such floor, or to a mutual termination fee but would use its best efforts to close by November 30th.

     On August 25, 1998 counsel to Sanmina furnished a draft Merger Agreement to Altron's counsel. The draft Merger Agreement provided for a $10 million termination fee in the event that the Merger Agreement were terminated by Altron upon the occurrence of certain events. Negotiations between counsel occurred on August 27 and 28 in which Altron's counsel conveyed the unwillingness of the Altron Board to agree to a termination fee at that level and the Board's insistence that the circumstances triggering payment of any termination fee be more limited than those contained in the draft agreement.

     During the period August 25, 1998 to September 1, 1998 representatives of Altron and Sanmina also discussed employment arrangements offered by Sanmina to Mr. Altschuler, Burton Doo, Altron's Executive Vice President, Peter D. Brennan, its Chief Financial Officer, and certain key executives, as well as incentives to be offered by Sanmina to retain the services of certain key employees.

     On September 1, 1998 Mr. Altschuler and counsel to Altron met with Mr. Sola and Mr. Furr of Sanmina and Sanmina's counsel in Palo Alto, California for the purpose of further negotiations concerning the proposed transaction. During the course of those negotiations, the Altron Board met by telephone several times to discuss the progress of negotiations with Mr. Altschuler and Altron's counsel and with a representative of Needham. As a result of the negotiations, Sanmina agreed that the Exchange Ratio would be adjusted in the event that the average of the last reported sale price of Sanmina Common Stock on the Nasdaq National Market during the 10 trading days immediately preceding the Special Meeting is less than $30.00, such that each share of Altron stock would be exchanged for Sanmina stock having a value of $13.635, but that in no event shall the Exchange Ratio be greater than 0.5681. In addition, Sanmina agreed that if the Sanmina Effective Time Price were not at least $24.00, either Sanmina or Altron would have the right to terminate the Merger Agreement without any further liability or obligation. In addition, the termination fee was reduced from $10 million to $6 million. It was also agreed that if the conditions to closing have been satisfied by November 30, 1998 and the transaction nevertheless does not close by November 30, 1998, either Altron or Sanmina may terminate the Merger Agreement.

     At approximately 11:30 p.m. on September 1, 1998 the Altron Board held a final meeting by telephone in which the Board reviewed the progress of negotiations, and representatives of Needham updated the information they had provided at the earlier meetings concerning the relative valuations of the two companies and the recent market performance of both the stocks. The closing prices of the Altron and Sanmina Common Stock on September 1, 1998 were $10.63 and $27.25, respectively. The Board reviewed with counsel the terms of the proposed Merger Agreement. The Board also reviewed in detail the proposed employment arrangements for various officers and employees of Altron. At the meeting, the Altron Board received Needham's oral opinion that, as of such date and subject to certain assumptions and other matters set forth in its written opinion dated September 2, 1998 and subsequently provided to the Altron Board, the consideration to be received by the stockholders of Altron in the Merger was fair from a financial point of view to such stockholders. See below " -- Opinion of Altron's Financial Advisor." After discussion, the Altron Board unanimously approved the terms of the Merger Agreement and directed the officers of Altron to finalize and execute the Merger Agreement.

     The Merger Agreement was executed on behalf of Altron, Sanmina and Merger Sub on September 2, 1998 and the transaction was announced prior to the opening of the market on September 2, 1998.

     On October 5, 1998, Mr. Altschuler received a letter dated October 2, 1998 from a third party (the "Offeror"), pursuant to which the Offeror submitted an unsolicited offer to acquire all of Altron's outstanding Common Stock, and options to purchase Common Stock, for $15.00 in cash per share. The Offeror's letter indicated that it was subject to several material contingencies, including satisfactory completion of due diligence and financing. Following receipt of the offer, Mr. Altschuler advised Sanmina of the offer. Sanmina did not make a counteroffer to Altron.

     On the afternoon of October 5, 1998, the Board held a telephonic meeting to discuss the Offeror's letter. Also present at this telephonic meeting were representatives of Needham. The Board discussed the offer, the terms of the Merger Agreement and the Board's responsibilities to act in the best interests of the Altron stockholders. The Board adjourned the meeting until 7:45 a.m. on October 7, 1998. The closing prices of the Altron and Sanmina Common Stock on October 5, 1998 were $11.75 and $23.875, respectively.

     On the morning of October 7, 1998, the Board reconvened the October 5, 1998 meeting in person. Representatives of Needham were present and provided the Board with a financial analysis of the offer. The Board discussed the fact that the offer represented only a 10% premium over the minimum value of $13.635 which Altron stockholders would receive if the Effective Time Sanmina Price were between $30 and $24 per share and that the offer did not provide the opportunity for Altron stockholders to participate in any potential appreciation in equity values following the Merger. It was also noted that the Merger Agreement provided for a tax-free transaction, while the offer would be a taxable transaction to the Altron stockholders. Following lengthy deliberations, the Board resolved to decline to pursue the offer and authorized Mr. Altschuler to respond to the Offeror to that effect in writing, the Board having concluded that in light of the price offered, the fact that the offer was subject to material contingencies including satisfactory completion of due diligence and financing, that the transaction would be taxable to Altron stockholders and that the offer did not provide the opportunity for Altron stockholders to participate in any potential appreciation in equity values following the Merger, the offer did not represent an attractive opportunity for Altron stockholders.

     On October 9, 1998, Mr. Altschuler sent a letter to the Offeror indicating that it had been determined that it was not appropriate to proceed.

ALTRON'S REASONS FOR THE MERGER -- RECOMMENDATION OF THE ALTRON BOARD

     The Altron Board has unanimously determined that the terms of the Merger Agreement and the Merger are fair to, and in the best interests of, Altron and its stockholders. Accordingly, the Altron Board has unanimously approved the Merger Agreement and unanimously recommends that the stockholders of Altron vote for approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

     In reaching its decision to approve the Merger Agreement and recommend the Merger, the Altron Board consulted with Altron's management, as well as its legal counsel and financial advisor. Among the factors considered by the Altron Board in its deliberations were the following:

          (i) Terms of the Transaction. In reaching its decision, the Board reviewed Altron's business, results of operations, and near- and longer-term prospects as an independent entity. The Board also considered Sanmina's strategic position in the industry, its management, and its near- and longer-term prospects. The Board recognized that Altron could remain as an independent entity, but the Board was conscious of the industry trends referred to below. The Board viewed Sanmina as having a track record which demonstrates a clear ability to compete effectively in the industry and the Board looked upon the historical trading range of Sanmina common stock as reflecting the market's favorable view of Sanmina's historical operating performance. The Board noted that in comparing price earnings ratios commencing in January, 1997, Sanmina common stock has consistently traded at a multiple of earnings significantly higher than that of Altron common stock. Similarly, during the same period, the price appreciation in the market place of Sanmina stock has generally been significantly higher than that of Altron common stock. In analyzing the terms of the proposed transaction with Sanmina, the Altron Board took into account the volatile trading environment then prevailing; the Exchange Ratio (noting that it provided for adjustment in the event of a decline in the price of Sanmina Common Stock and that if such decline takes Sanmina Common Stock below $24.00 per share, Altron would have the right to terminate the Merger Agreement without liability); and the resulting relative interests of Altron and Sanmina stockholders in the equity of the combined company.

          (ii) Synergies. The Altron Board also took into account the expectation that the Merger would result in certain cost synergies which, if achieved, might improve the operating results of Sanmina.

          (iii) Advice and Opinion of Financial Advisor. The Altron Board considered the advice of its financial advisor, Needham, and reviewed the detailed financial analyses and other information presented by Needham. The Altron Board considered the opinion of Needham that, as of September 2, 1998, and based on the matters set forth in its written opinion as of that date, the consideration to be received by the stockholders of Altron in the Merger is fair to the stockholders of Altron from a financial point of view.

          (iv) Strategic Alternatives. The Board's deliberations included consideration of the likelihood of effecting an alternative transaction. The Altron Board took into account the views expressed by Altron management that Sanmina occupied a premier position in the industry, that there appeared to be a limited number of parties with which Altron would be a good strategic fit and management's view that a general "auction" of Altron would have significant adverse consequences on Altron's relationships with its suppliers, customers, and employees. The Board was conscious of the fact that the Merger Agreement permits Altron to furnish to third parties, pursuant to confidentiality agreements, non-public information with respect to Altron in response to requests that are unsolicited or that do not otherwise result from a breach of the Merger Agreement, to participate in discussions and negotiations with potential third party acquirors under certain circumstances and to terminate the Merger Agreement in order to accept certain third party offers. The Board nevertheless recognized that the termination fee in the amount of $6 million that would be required to be paid by Altron under the Merger Agreement were Altron to accept an offer from a third party might discourage any such third party from seeking to acquire Altron.

          (v) Tax and Accounting Treatment of the Transaction. The Altron Board considered that the Merger is expected to be tax-free for federal income tax purposes to Altron stockholders receiving Altron Common Stock and to be accounted for under the pooling-of-interests method of accounting for business combinations.

          (vi) Industry Trends. The Altron Board was cognizant of industry trends toward consolidation and the advantages that might be expected to accrue to the combined company in terms of greater size and financial strength in competing in the marketplace. The Altron Board recognized that the combination might broaden the customer base, facilitate geographic expansion and make possible economies of scale which would enhance the ability of the combined company to penetrate its market.

     In the light of the foregoing factors, the Altron Board decided that it is in the best interests of Altron and its stockholders to combine the two companies at this time so that the combined enterprise can embark upon an effort to capitalize upon the opportunity afforded by the combination to compete more effectively in the industry. The Altron Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Altron Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

OPINION OF ALTRON'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated August 19, 1998 (the "Engagement Letter"), Altron retained Needham to furnish financial advisory services with respect to the proposed Merger and to render an opinion as to the fairness, from a financial point of view, of the proposed Exchange Ratio to the shareholders of Altron. The Exchange Ratio to be provided for in the Merger was determined through arm's length negotiations between Altron and Sanmina and not by Needham. Needham was not engaged to seek alternative offers or to furnish alternative strategies for maximizing stockholder value.

     At a meeting of the Board of Directors of Altron in the evening of September 1, 1998, Needham delivered its oral opinion (subsequently confirmed in writing by a written opinion dated September 2, 1998) that, as of such date and based upon and subject to certain assumptions and other matters described in its written opinion, the proposed Exchange Ratio is fair to the stockholders of Altron from a financial point of view. NEEDHAM'S OPINION IS ADDRESSED TO THE ALTRON BOARD, IS DIRECTED ONLY TO THE FINANCIAL TERMS OF THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF ALTRON AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE ALTRON SPECIAL MEETING.

     The complete text of the Needham Opinion, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham, is attached to this Proxy Statement/ Prospectus as Annex III, and the summary of the Needham Opinion set forth in this Proxy Statement/ Prospectus is qualified in its entirety by reference to the Needham Opinion. ALTRON STOCKHOLDERS ARE URGED TO READ THE NEEDHAM OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED, AND THE ASSUMPTIONS MADE BY NEEDHAM.

     In arriving at the Needham Opinion, Needham, among other things, (a) reviewed drafts of the Merger Agreement; (b) reviewed certain publicly available information concerning Sanmina and Altron and certain other information concerning Sanmina and Altron furnished to Needham by Sanmina and Altron; (c) reviewed the historical stock prices and trading volumes of Sanmina's and Altron's common stock; (d) held discussions with members of senior management of Sanmina and Altron concerning the current and future business prospects of the respective companies and joint prospects of the combined companies, including synergies that may be achieved thereby; (e) held discussions with members of senior management of Sanmina and Altron concerning certain research analyst projections for Sanmina and Altron, respectively; (f) compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham deemed relevant to similar data for Altron; (g) reviewed the financial terms of certain other business combinations that Needham deemed generally relevant; and (h) performed and/or considered such other studies, analyses, inquiries and investigations as Needham deemed appropriate.

     Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by or discussed with it for purposes of rendering the Needham Opinion. With respect to information relating to the prospects of Sanmina and Altron and the joint prospects of the combined companies, Needham assumed that such information reflects the best currently available estimates and judgments of the managements of Sanmina and Altron of the future operating and financial performance of Sanmina and Altron and the combined companies, and Needham relied upon the estimates of the respective managements of Sanmina and Altron of the synergies that may be achieved as a result of the proposed Merger. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Sanmina or Altron. The Needham Opinion states that it was based on economic, monetary and market conditions existing as of the date of such opinion. Needham expressed no opinion as to what the value of Sanmina Common Stock will be when issued to the shareholders of Altron pursuant to the Merger or the prices at which the Sanmina Common Stock will actually trade at any time. In addition, Needham was not asked to consider, and the Needham Opinion does not address, Altron's underlying business decision to engage in the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Altron, or the effect of any other transaction in which Altron might engage. No other limitations were imposed by Altron on Needham with respect to the investigations made or procedures followed by Needham in rendering the Needham Opinion.

     Based on this information, Needham performed a variety of financial analyses of the Merger and the Exchange Ratio. The following paragraphs summarize the material financial analyses performed by Needham in arriving at the Needham Opinion.

     Contribution Analysis. Needham determined the ownership interest of holders of Altron Common Stock in the equity value (defined as the consideration paid in the Merger) and in the enterprise value (defined as the consideration paid in the Merger plus net debt) of the pro forma combined company based on a range of stock prices of Sanmina Common Stock of between $26.00 and $30.00 per share and a corresponding range of exchange ratios of 0.5244 to 0.4545. This resulted in a range of ownership interests of holders of Altron Common Stock in the equity and enterprise values of the pro forma combined company of between 12.5% to 14.5%. To compare these ranges of ownership interests to the relative contributions made by Sanmina and Altron in the pro forma combined company, Needham reviewed and analyzed the pro forma contribution of each of Sanmina and Altron to the pro forma combined balance sheet, based on the most recent balance sheet of the companies (June 27, 1998 for Sanmina and July 4, 1998 for Altron) and to pro forma combined income statements for the twelve months ending September 30, 1998 and 1999, based on publicly available analyst forecasts. This analysis indicated that Altron would have contributed, as of the most

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

recent balance sheet date, 27.0% of the pro forma combined total assets, 25.4% of the pro forma combined working capital, and 28.4% of the pro forma combined shareholders' equity. In addition, Altron would have contributed 21.5%, 19.2% and 15.7%, respectively, of estimated pro forma combined revenues, gross profit and net income for the twelve months ending September 30, 1998 and 19.8%, 17.2% and 13.7%, respectively, of estimated pro forma combined revenues, gross profit and net income for the twelve months ending September 30, 1999. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

     Pro Forma Combined Earnings Analysis. Needham reviewed the pro forma effect of the Merger on the combined company's estimated earnings per share for the twelve months ending September 30, 1999, based on publicly available analyst forecasts and using Sanmina Common Stock prices and resulting exchange ratios ranging from $24.00 per share (resulting in an exchange ratio of 0.5681) to $45.00 per share and higher (with an exchange ratio of 0.4545 at all prices per share in excess of $30.00). Needham analyzed such effects before taking into account assumed potential cost savings and other synergies and after taking into account $5.5 million of assumed potential cost savings and other synergies. This analysis indicated that the Merger would be accretive to the earnings per share of the combined company for such period before taking into account any assumed cost savings and other synergies in all instances where the Sanmina Common Stock price per share exceeded $27.00 and after taking account the assumed cost savings and other synergies in all instances. The actual operating or financial results achieved by the combined entity may vary from projected results and such variations may be material.

     Selected Company Analysis. Using publicly available information, Needham compared selected historical and projected financial and market data ratios for Altron to the corresponding data and ratios of certain other publicly traded contract manufacturing and printed circuit board assembly companies: Hadco Corporation, Merix Corporation, Praegitzer Industries, Inc., and Sanmina (the "Selected Manufacturers") and Benchmark Electronics, Inc., The DII Group, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Plexus Corp., SCI Systems, Inc., and Solectron Corporation (the "Selected Assemblers"). Such data and ratios included total market capitalization to historical and projected revenue, price per share to historical and projected earnings per share, and market value to historical book value.

     Needham calculated multiples for Altron based on the closing price of Sanmina Common Stock on September 1, 1998 of $27.25 and the resulting equivalent price per share for the Altron Common Stock of $13.64. The financial information used in connection with the multiples was based on publicly available analyst forecasts. For the Selected Manufacturers, the multiples of total market capitalization to last twelve months ("LTM") revenues had a mean of 1.0 and a median of 0.9, as compared with a multiple of 1.0 for Altron; the multiples of market capitalization to projected calendar 1998 revenues had a mean and a median of 0.9, as compared with a multiple of 1.0 for Altron; the multiples of market capitalization to projected calendar 1999 revenues had a mean and a median of 0.7, as compared with a multiple of 0.8 for Altron. For the Selected Manufacturers, the LTM price-earnings multiples had a mean of 13.8 and a median of 13.6, as compared with a multiple of 15.8 for Altron; the projected calendar 1998 price-earnings multiples had a mean of 28.2 and a median of 24.2, as compared with a multiple of 16.6 for Altron; and the projected calendar 1999 price-earnings multiples had a mean of 13.4 and a median of 14.0, as compared with a multiple of 12.9 for Altron. For the Selected Manufacturers, the multiples of market value to historical book value had a mean of 2.1 and a median of 1.9, as compared with a multiple of 1.7 for Altron.

     For the Selected Assemblers, the multiples of total market capitalization to LTM revenues had a mean and a median of 0.6, as compared with a multiple of
1.0 for Altron; the multiples of market capitalization to projected calendar 1998 revenues had a mean of 0.6 and a median of 0.5, as compared with a multiple of 1.0 for Altron; the multiples of market capitalization to projected calendar 1999 revenues had a mean and a median of 0.4, as compared with a multiple of 0.8 for Altron. For the Selected Assemblers, the LTM price-earnings multiples had a mean of 15.4 and a median of 13.1, as compared with a multiple of 15.8 for Altron; the projected calendar 1998 price-earnings multiples had a mean of 14.7 and a median of 13.3, as compared with a multiple of 16.6 for Altron; and the projected calendar 1999 price-earnings multiples had a mean of 10.6 and a median of 9.8, as compared with a multiple of 12.9 for Altron. For the Selected Assemblers, the

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

multiples of market value to historical book value had a mean of 2.8 and a median of 2.6, as compared with a multiple of 1.7 for Altron.

     Selected Transaction Analysis. Needham also analyzed publicly available financial information for 10 selected mergers and acquisitions of in the printed circuit board industry (the "Selected Transactions"). In examining these transactions, Needham analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration offered, such as one-day and four-week premiums of the consideration offered to the target's stock price; aggregate transaction value as multiples of LTM revenues, earnings before interest and taxes ("EBIT"), and earnings before interest, taxes, depreciation and amortization ("EBITDA"); and multiples of market value to LTM net income and historical book value. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances.

     The Selected Transactions were: Sigma Circuits, Inc./Tyco International Ltd.; Continental Circuits Corp./Hadco Corporation; Details, Inc./Bain Capital; Elexsys International, Inc./Sanmina Corporation; Forward Group PLC/Viasystems Group, Inc. (Hicks, Muse, Tate & Furst, Incorporated); Interconnection Systems (Holdings) Limited/Viasystems, Inc. (Hicks, Muse, Tate & Furst, Incorporated); Zycon Corporation/Hadco Corporation; ElectroStar, Inc./Tyco International Ltd.; Circo Craft Co. Inc./Viasystems Group, Inc. (Hicks, Muse, Tate & Furst, Incorporated); Advance Circuits, Inc./Johnson Matthey PLC.

     Needham calculated premiums and multiples for Altron based on the closing price of Sanmina Common Stock on September 1, 1998 of $27.25 and the resulting equivalent price per share for the Altron Common Stock of $13.64. For the Selected Transactions the one-day stock price premium ranged from 1.5% to 41.6% with a mean of 17.7% and a median of 12.5%, as compared with a premium of 28.3% for Altron; the four-week stock price premium ranged from 16.7% to 94.6% with a mean of 47.2% and a median of 40.2%, as compared with a premium of 16.7% for Altron. The multiples of transaction value to LTM sales ranged from 0.8 to 4.2 with a mean of 1.6 and a median of 1.5, as compared with a multiple of 1.0 for Altron; the LTM EBIT multiples ranged from 10.5 to 22.9 with a mean of 15.4 and a median of 14.3, as compared with a multiple of 9.1 for Altron; and the LTM EBITDA multiples ranged from 5.7 to 14.1 with a mean of 8.7 and a median of 8.0, as compared with a multiple of 6.8 for Altron. The multiples of market value to LTM net income ranged from 16.8 to 29.2 with a mean of 21.7 and a median of 21.6, as compared with a multiple of 15.8 for Altron; and the multiples of market value to book value ranged from 1.5 to 9.8 with a mean of 5.4 and a median of 4.3, as compared with a multiple of 1.7 for Altron.

     No company, transaction or business used in the "Selected Company Analysis" or "Selected Transaction Analysis" as a comparison is identical to Altron, Sanmina or the Merger. Accordingly, these analyses are not simply mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, Selected Transactions, or the business segment, company or transaction to which they are being compared.

     Other Analyses. In rendering its opinion, Needham considered certain other analyses, including, among other things, a history of trading prices and volumes for Altron and Sanmina, a comparison of Altron's and Sanmina's indexed stock price performance relative to each other, relative to the Selected Manufacturers and Selected Assemblers and relative to Nasdaq, and a comparison of Altron's historical stock price performance relative to the value implied by the Merger (based on the closing price of Sanmina Common Stock on September 1, 1998 of $27.25).

     The summary set forth above does not purport to be a complete description of the analyses performed by Needham in connection with the rendering of the Needham Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Needham Opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of Altron or Sanmina. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable as set forth therein. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The Needham Opinion and Needham's related analyses were only one of many factors considered by Altron's Board of Directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of Altron's Board of Directors or management with respect to the Exchange Ratio or the proposed Merger.

     Pursuant to the terms of the Engagement Letter, Altron has agreed to pay Needham an advisory fee of $50,000 and a fee for rendering the Needham Opinion of $100,000. Needham will also receive an additional transaction fee, upon consummation of the Merger, of $100,000. Altron has also agreed to reimburse Needham for certain of its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Needham as financial advisor to Altron.

     Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by the Altron Board of Directors to act as Altron's financial advisor in connection with the Merger based on Needham's experience as a financial advisor in mergers and acquisitions as well as Needham's familiarity with the electronics contract manufacturing and printed circuit board industries. In the normal course of its business, Needham may actively trade the equity securities of Sanmina or Altron for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in such securities.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations relevant to the conversion of shares of Altron Common Stock into Sanmina Common Stock pursuant to the Merger that are generally applicable to holders of Altron Common Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could affect the continuing validity of this discussion.

     Altron stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Altron stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their Altron Common Stock as capital assets or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of hedging, straddle, conversion or other risk reduction transactions. In addition, the following discussion does not address the tax consequences of the Merger under state, local or foreign tax laws, or the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger), including without limitation any transaction in which shares of Altron Common Stock are acquired or shares of Sanmina Common Stock are disposed of. ACCORDINGLY, ALTRON STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

     The parties are not requesting a ruling from the Internal Revenue Service (the "IRS") in connection with the Merger. Instead, Altron has received an opinion from its tax counsel, Hutchins, Wheeler & Dittmar, A Professional Corporation and Sanmina has received an opinion from its tax counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation to the effect that, for federal income purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (a "Reorganization"). These opinions will neither bind the IRS or any governmental body nor preclude the IRS or any governmental body from adopting a contrary position. In addition, these opinions are subject to certain assumptions and qualifications and will be based on the continuing truth and accuracy of certain representations made by Sanmina, Merger Sub and Altron and by a certain stockholder of Altron.

     The discussion below assumes that the Merger will qualify as a Reorganization, based upon the opinions of counsel described above. Wilson Sonsini Goodrich & Rosati, Professional Corporation counsel to Sanmina, and Hutchins, Wheeler & Dittmar, A Professional Corporation, counsel to Altron, have stated in writing their respective opinions that the discussion in paragraphs
(a) through (e) fairly presents the material federal income tax consequences to Sanmina, Altron and the stockholders of Altron as a result of the Merger.

     (a) No gain or loss will be recognized by holders of Altron Common Stock solely as a result of the conversion of their shares of Altron Common Stock into shares of Sanmina Common Stock in the Merger.

     (b) The aggregate tax basis of Sanmina Common Stock received by Altron stockholders in the Merger will be the same as the aggregate tax basis of Altron Common Stock converted pursuant to the Merger (except for the tax basis attributable to fractional shares).

     (c) Cash payments in lieu of fractional shares will be treated as if a fractional share of Sanmina Common Stock had been received in the Merger and then redeemed by Sanmina. An Altron stockholder receiving such cash will generally recognize gain or loss upon such payment equal to the difference (if any) between such stockholder's basis in the fractional share and the amount of cash received.

     (d) The holding period of Sanmina Common Stock received by each Altron stockholder in the Merger will include the period for which Altron Common Stock surrendered in exchange therefor was considered to be held, provided that Altron Common Stock so surrendered is held as a capital asset at the time of the Merger.

     (e) Neither Sanmina nor Altron will recognize any gain solely as a result of the Merger.

     A successful IRS challenge to the reorganization status of the Merger would result in Altron stockholders recognizing taxable gain or loss with respect to each share of Altron Common Stock surrendered equal to the difference between such stockholder's basis in such share and the fair market value, as of the Effective Time, of Sanmina Common Stock received in exchange therefor. In such event, the stockholder's aggregate basis in Sanmina Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

     Certain noncorporate shareholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in Sanmina Common Stock. Backup withholding will not apply, however, to a shareholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he is not subject to backup withholding on the substitute Form W-9 included in the Transmittal Letter, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A shareholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the IRS.

     Each Altron shareholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

ANTICIPATED ACCOUNTING TREATMENT

     Sanmina intends to treat the Merger as a pooling of interests for accounting and financial reporting purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Altron Board with respect to the approval and adoption of the Merger Agreement and approval of the Merger, stockholders of Altron should be aware that certain members of the management of Altron and the Altron Board may have certain interests in the Merger that are different from, or in addition to, the interests of Altron stockholders generally. Other than the Merger Agreement and the transactions contemplated thereby, there are no past, present or proposed contracts, arrangements, understandings, relationships or transactions between Altron and its affiliates and Sanmina and its affiliates.

     Altron will be the Surviving Corporation in the Merger and, following the Merger, will be a wholly owned subsidiary of Sanmina. As of Record Date, directors and executive officers of Altron owned (i) 2,345,703 shares of Altron Common Stock for which they will receive the same consideration in connection with the Merger as other Altron stockholders and (ii) 411,959 unexercised Altron Options which will be treated as described below. See "THE MERGER AGREEMENT -- Merger Consideration -- Altron Options." Members of Altron management hold approximately 19.0% of the Altron Options. The Altron Options held by directors and executive officers of Altron will be treated the same as Altron Options held by other employees of Altron.

     Employment and Noncompetition Agreements. Sanmina will enter into employment agreements with Samuel Altschuler and Burton Doo. Under such employment agreements (the "Employment Agreements"), Messrs. Altschuler and Doo will receive base salaries of $275,000 and $250,000 (their current salaries) per year and current benefits, respectively, for a period of three years commencing on the Effective Date. In the event that Messrs. Altschuler or Doo are terminated other than "for cause" or, after one year of employment, resign voluntarily, they shall be entitled to receive salary and benefits at their then current rates until the end of the three year period under the Employment Agreements. In the event Messrs. Altschuler or Doo resign other than "for cause", any unvested stock options shall either, at the sole discretion of Sanmina, be immediately vested upon resignation or termination or continue to vest on existing option terms and continue to be exercisable over a five year period beginning on the date of resignation or termination. In the event of any such resignation or termination, Messrs. Altschuler and Doo each agree to be available to provide consulting services to Sanmina for the remainder of the effective term under the Employment Agreements. Messrs. Altschuler and Doo also agree to enter into noncompetition agreements (the "Noncompetition Agreements"). Under the Noncompetition Agreements, Messrs. Altschuler and Doo agree, commencing on the Effective Date and for a period of five years thereafter, not
(a) to engage in any other employment, occupation, consulting or other business activity directly related to the business in which Sanmina is now involved or becomes involved during the term of Messrs. Altschuler's or Doo's employment or
(b) to engage in any other activities that conflict with their obligations to Sanmina. In consideration for the Noncompetition Agreements, Messrs. Altschuler and Doo each will receive nonstatutory stock options to purchase 25,000 shares of Sanmina Common Stock which shall become vested over a five year period beginning on the Effective Date.

     Messrs. Altschuler and Doo will each receive the title of Executive Vice President of Sanmina and will have significant operational responsibilities within the combined company.

     Sanmina also will enter into an employment agreement with Peter Brennan. Under such employment agreement (the "Brennan Employment Agreement"), Mr. Brennan will receive a base salary of $176,800 per year and current benefits for a period of three years commencing on the Effective Date provided that Mr. Brennan is actively employed with Sanmina. In the event Mr. Brennan is terminated other than "for cause", he shall be entitled to receive salary and benefits at his then current rate until the end of the three year period under the Brennan Employment Agreement. Upon termination other than "for cause", any unvested stock options held by Mr. Brennan shall either, at the sole discretion of Sanmina, be immediately vested upon termination or continue to vest on existing option terms and continue to be exercisable over a three year period beginning on the termination date.

     Mr. Brennan will receive the title of Vice President of Finance of Sanmina and will have responsibilities within the finance organization of the combined company.

     For the purposes of the Employment Agreements and the Brennan Employment Agreement, "for cause" means (i) the employee shall have been convicted of, or shall have pleaded guilty or nolo contendere to, any felony or a crime involving moral turpitude, (ii) the employee shall have repeatedly failed or refused to perform his duties under the agreement and such failure or refusal shall have continued for a period of ten days following written notice by the Sanmina Board or (iii) the employee shall have intentionally committed fraud, embezzlement, misappropriation of funds, breach of fiduciary duty or any other act of dishonesty against Sanmina which has a material adverse effect on Sanmina.

     Sanmina also will enter into agreements with Altron's outside directors, Daniel A. Cronin, Jr., Thomas M. Claflin, II and Anthony J. Medaglia, Jr., providing that all of the stock options held by such outside directors on the Effective Date shall be assumed by Sanmina and continue to vest on existing option terms and continue to be exercisable over a five year period beginning on the Effective Date.

     Stockholder Agreements. Each of the directors of Altron (in his capacity as a stockholder) has entered into a Stockholder Agreement relating to the Merger. The general effect of the Stockholder Agreements is to increase the likelihood that Stockholder Approval will be obtained. See "THE MERGER AGREEMENT -- The Stockholder Agreements."

     Indemnification Pursuant to the Merger Agreement. Sanmina has agreed that, from and after the Effective Time, Sanmina will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Altron pursuant to (i) each indemnification agreement currently in effect between Altron and each person who is or was a director or officer of Altron at or prior to the Effective Time and (ii) any indemnification provision under the Altron Articles of Organization or the Altron Bylaws as each is in effect on the date hereof (such persons to be indemnified are referred to as, collectively, the "Indemnified Parties"). The Merger Agreement also provides that the Articles of Organization and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and exculpation from liability set forth in the Altron Articles of Organization and the Altron Bylaws on the date of the Merger Agreement, which provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

     During the period ending six years after the Effective Time, Sanmina also has agreed, to the fullest extent permitted under applicable law, to indemnify and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (a) any action or omission, or alleged action or omission, in his or her capacity as a director or officer of Altron or any of its subsidiaries, or (b) any of the transactions contemplated by the Merger Agreement. Sanmina has also agreed to maintain Altron's existing directors and officers insurance during such six-year period, subject to certain limitations on the maximum amount of premiums payable by Sanmina with respect to such insurance.

     Sanmina Board of Directors. Sanmina has agreed that, at the Effective Time, Samuel Altschuler, the Chairman of the Altron Board and President of Altron, shall be appointed a member of the Board of Directors of Sanmina.

RESALE OF SANMINA COMMON STOCK

     The Sanmina Common Stock issued in connection with the Merger will be transferable under the Securities Act except for shares issued to any Altron stockholder who may be deemed to be an affiliate of Altron (an "Affiliate") for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"). An Affiliate is defined generally as including, without limitation, directors of, certain executive officers of and certain other persons who control a company. Altron has agreed to use its reasonable efforts to cause each Affiliate to deliver to Sanmina on or prior to the Closing Date, a written agreement (an "Affiliate Agreement") providing, among other things, that such Affiliate will not transfer any Sanmina Common Stock received in connection with the Merger, except in compliance with the Securities Act, and the Merger Agreement provides that Sanmina's obligation to consummate the Merger is subject to Sanmina receiving such Affiliate Agreements from the Affiliates.

                              THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, which is attached as Annex I to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. All material elements of the Merger Agreement are described in this Proxy Statement/Prospectus.

THE MERGER

     The Merger. The Merger Agreement provides that, following the approval of the Merger Agreement and approval of the Merger by the stockholders of Altron and the satisfaction or waiver of the other conditions to the Merger, Merger Sub will be merged with and into Altron (with Altron being the Surviving Corporation).

     Effective Time. The Merger shall become effective at such time as Articles of Merger are duly filed with the Secretary of State of the Commonwealth of Massachusetts, or at such other time as Altron and Sanmina shall agree should be specified in such Articles of Merger. The Merger Agreement provides that Sanmina and Altron will cause Articles of Merger to be filed as soon as practicable on or after the Closing Date.

MERGER CONSIDERATION

     Common Stock. At the Effective Time, each issued and outstanding share of Altron Common Stock, other than shares owned by Sanmina, Merger Sub or Altron, and other than Dissenting Shares, will be converted into 0.4545 fully paid and nonassessable shares of Sanmina Common Stock. The Exchange Ratio is subject to adjustment in the event that the Effective Time Sanmina Price is less than $30.00 per share. In such event, the Exchange Ratio will be adjusted to an amount equal to $13.635 divided by the Effective Time Sanmina Price, provided that the Exchange Ratio shall not exceed 0.5681 Sanmina shares per Altron share (which is $13.635 divided by $24.00). If the Effective Time Sanmina Price is less than $24.00, Altron will have the right to terminate the Merger Agreement. Alternatively, Altron and Sanmina may, by mutual consent, amend the Merger Agreement to provide for the completion of the Merger at an Exchange Ratio greater than 0.5681 Sanmina shares per Altron share. The Exchange Ratio will not be reduced in the event the Effective Time Sanmina Price is greater than $30.00. As of the Effective Time, all shares of Altron Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each certificate which immediately prior to the Effective Time represented shares of Altron Common Stock (except Dissenting Shares and shares owned by Sanmina, Merger Sub or Altron) will, as of the Effective Time, represent the right to receive certificates representing the number of fully paid and nonassessable shares of Sanmina Common Stock into which such shares of Altron Common Stock were converted at the Effective Time and any cash in lieu of fractional shares of Sanmina Common Stock, without interest.

     Any shares of Altron Common Stock owned by Sanmina, Merger Sub or Altron will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

     Shares of Altron Common Stock held by a stockholder who has demanded appraisal rights in compliance with the provisions of the MBCL will not be converted into the right to receive the shares of Sanmina Common Stock otherwise issuable in exchange for such shares of Altron Common Stock unless the stockholder withdraws or fails to perfect the demand. Instead, the stockholder who perfects appraisal rights will receive payment of the appraised value of the Dissenting Shares in accordance with the MBCL. For further discussion of stockholder appraisal rights, see "THE MERGER -- Rights of Dissenting Stockholders."

     As of September 8, 1998, an aggregate of 15,636,964 shares of Altron Common Stock and options to purchase an aggregate of 2,164,334 shares of Altron Common Stock were outstanding. Based upon the number of shares of Sanmina Common Stock issued and outstanding on September 8, 1998, and after giving effect to the Sanmina Common Stock that is expected to be issued in the Merger, assuming the exercise of all exercisable Altron Options and assuming an Exchange Ratio of 0.4545 the former holders of Altron Common Stock would hold and have voting power with respect to approximately 15.5% of Sanmina's issued and outstanding shares (19.4% assuming the maximum Exchange Ratio of 0.5681). The foregoing numbers of shares and percentages are subject to change to reflect any changes in the capitalization of either Sanmina or Altron subsequent to the date indicated and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Sanmina or Altron at the Effective Time or Sanmina at any time following the Effective Time.

     Altron Options. The Merger Agreement provides that each Altron Option outstanding at the Effective Time will, by virtue of the Merger, become an option to acquire, on substantially the same terms and conditions (including the continuation of vesting without interruption) as were applicable under such Altron Option, the same number of shares of Sanmina Common Stock as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Option in full immediately prior to the Effective Time. The exercise price per share of such new Sanmina option will be equal to the exercise price of the Altron Option divided by the Exchange Ratio.

     All Altron stock option plans will terminate as of the Effective Time, and following the Effective Time no holder of an Altron Option or any participant in any Altron stock option plan shall have any right thereunder to acquire any capital stock of Altron, Sanmina or the Surviving Corporation except as described above. Sanmina has delivered to the holders of Altron Options appropriate notices describing the transactions contemplated by the Merger Agreement and the effect that consummation of those transactions will have on outstanding Altron Options.

     Altron Employee Stock Purchase Plan. Altron has adopted a 1995 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, eligible Altron employees may purchase shares of Altron Common Stock through payroll deductions. The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time by the Altron Board. Generally, each such offering is six months in duration. The purchase price per share at which shares are sold in an offering under the Purchase Plan is the lower of (a) 90% of the average fair market value of the shares of Altron Common Stock for the five business days immediately preceding the first day of the relevant purchase period, or (b) 90% of the fair market value of a share of Altron Common Stock for the five business days immediately preceding the relevant exercise date. Altron has pending an offering under the Purchase Plan that will terminate on December 31, 1998. At the Effective Time, each outstanding right under the currently ongoing "offering period" to purchase Altron Common Stock under the Purchase Plan (an "Assumed Purchase Right") shall be deemed to constitute a purchase right to acquire, on the same terms and conditions as were applicable under the Purchase Plan immediately prior to the Effective Time, a number of shares of Sanmina Common Stock determined as provided in the Purchase Plan except that the purchase price of such shares of Sanmina Common Stock under each Assumed Purchase Right shall be ninety percent (90%) of the lower of (i) the quotient determined by dividing the fair market value of the Altron Common Stock on the offering date of each offering period that is ongoing as of the Effective Time by the Exchange Ratio or (ii) the fair market value of the Sanmina Common Stock on each exercise date occurring after the Effective Time with respect to each offering period that is ongoing as of the Effective Time. The Assumed Purchase Rights, in accordance with their terms, shall be subject to further adjustment upon a stock split, stock dividend, recapitalization or similar transaction after the Effective Time. As soon as practicable after the Effective Time, Sanmina is required to deliver to the participants in the Purchase Plan an appropriate notice setting forth such participants' rights pursuant thereto and stating that the Assumed Purchase Rights pursuant to the Purchase Plan shall continue in effect on the same terms and conditions. Following the completion of the currently ongoing offering period and the issuance of shares to holders of Assumed Purchase Rights, Sanmina anticipates that it will terminate the Altron Purchase Plan and will offer Altron employees the opportunity to enroll in Sanmina's Employee Stock Purchase Plan.

ADDITIONAL INFORMATION FOR HOLDERS OF ALTRON OPTIONS

     The federal income tax consequences to holders of Altron Options depend upon whether the Altron Options are incentive stock options ("ISOs") or nonstatutory stock options ("NSOs").

     ISOs generally have the following tax consequences. There generally are no federal income tax consequences to the optionee or to Altron by reason of the exercise of an ISO. However, the exercise of an ISO may increase the optionee's alternative minimum tax liability, if any. If an optionee holds stock acquired through exercise of an ISO for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), at the time of disposition the optionee will recognize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss. Any capital gain or loss recognized by an optionee on a qualifying disposition or a disqualifying disposition of stock acquired through exercise of an ISO will be long- or short-term depending on whether the stock was held for more than 12 months (long-term) or one year or less (short-term). To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, Altron generally will be entitled (subject to the requirement of reasonableness and the satisfaction of a reporting obligation) to a corresponding business expense deduction in the tax year in which the disposition occurs.

     NSOs generally have the following federal income tax consequences. Upon exercise of an NSO normally the optionee will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the exercise price. Generally, with respect to employees, Altron is required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a reporting obligation, Altron generally will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long- or short-term depending on whether the stock was held for more than twelve months (long-term) or one year or less (short-term). The holder can satisfy the income and FICA withholding tax obligation to which the holder will be subject if the holder exercises an NSO by delivering cash in an amount necessary to satisfy the withholding obligation.

EXCHANGE AGENT; EXCHANGE PROCEDURES; DIVIDENDS; NO FURTHER OWNERSHIP RIGHTS IN ALTRON COMMON STOCK; NO FRACTIONAL SHARES; ARTICLES OF ORGANIZATION AND BYLAWS

     Exchange Agent. The Merger Agreement requires Sanmina to deposit as of the Effective Time, with Norwest Bank Minnesota, N.A. (or such other bank or trust company designated by Sanmina and acceptable to Altron) (the "Exchange Agent"), for the benefit of the holders of shares of Altron Common Stock, certificates representing the shares of Sanmina Common Stock issuable in exchange therefor.

     Exchange Procedures. As soon as reasonably practicable after the Effective Time, Sanmina will cause the Exchange Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Altron Common Stock (the "Certificates"), whose shares were converted into shares of Sanmina Common Stock pursuant to the Merger Agreement, (i) a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent and will be in customary form and have such other provisions as Sanmina may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Sanmina Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate will be entitled to receive in exchange therefor a certificate representing that number of whole shares of Sanmina Common Stock which such holder has the right to receive pursuant to the Merger Agreement, cash in lieu of fractional shares of Sanmina Common Stock to which such holder is entitled and any dividends or other distributions to which such holder is entitled, and the Certificate so surrendered will forthwith be canceled. In the event of a transfer of ownership of Altron Common Stock that is not registered in the transfer records of Altron, a certificate representing the proper number of shares of Sanmina Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate will be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment pays any transfer or other taxes required by reason of the issuance of shares of Sanmina Common Stock to a person other than the registered holder of such Certificate or establishes to the reasonable satisfaction of Sanmina that such taxes have been paid or are nonapplicable. Until surrendered, each Certificate will be deemed at any time after the Effective Time to represent only the shares of Sanmina Common Stock into which the shares of Altron Common Stock represented thereby were converted at the Effective Time, and the right to receive cash in lieu of any fractional shares of Sanmina Common Stock and any dividends or other distributions to which such holder is entitled. No interest will be paid or will accrue on any cash payable pursuant to the exchange provisions of the Merger Agreement.

     ALTRON STOCKHOLDERS SHOULD NOT FORWARD ALTRON STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED FORMS OF LETTERS OF TRANSMITTAL. ALTRON STOCKHOLDERS SHOULD NOT RETURN ALTRON STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Dividends. No dividends or other distributions with respect to Sanmina Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Sanmina Common Stock represented thereby, and no cash payment in lieu of fractional shares will be paid to any such holder until the holder of record of such Certificate surrenders such Certificate. Following surrender of any such Certificate, there will be paid to the record holder of the certificate representing whole shares of Sanmina Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Sanmina Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Sanmina Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to such surrender, and a payment date subsequent to such surrender payable with respect to such whole shares of Sanmina Common Stock.

     No Further Ownership Rights in Altron Common Stock. All shares of Sanmina Common Stock issued in the Merger (and any cash paid) will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Altron Common Stock, subject, however, to the obligation of the Surviving Corporation (as defined in the Merger Agreement) to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Altron on such shares of Altron Common Stock in accordance with the terms of, or prior to the date of, the Merger Agreement and which remain unpaid at the Effective Time, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Altron Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they will be canceled and exchanged as described in the Merger Agreement.

     No Fractional Shares. No certificates or scrip representing fractional shares of Sanmina Common Stock will be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Sanmina. Each holder of shares of Altron Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Sanmina Common Stock will receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes which may be required thereon, equal to such fraction of a share of Sanmina Common Stock multiplied by the per share closing price of Sanmina Common Stock as of the Closing Date, as such price is reported on the Nasdaq National Market (as published in The Wall Street Journal or, if not published therein, in any other authoritative source).

     Articles of Organization and Bylaws. The Merger Agreement provides that the Articles of Organization of Merger Sub as in effect immediately prior to the Effective Time will be the Articles of Organization of the

Surviving Corporation until thereafter changed or amended as provided therein or by applicable law except that the name of the Surviving Corporation will be changed to be "Altron Incorporated" in such Articles of Organization. The Merger Agreement provides that the Bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The Merger Agreement provides that Sanmina will cause the Surviving Corporation to fulfill and honor and maintain certain indemnification and exculpation provisions of the Altron Articles of Organization and the Altron Bylaws. See "THE MERGER -- Interests of Certain Persons in the Merger."

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement includes various representations and warranties of the parties thereto, each of which is qualified by reference to certain documents filed by such parties with the SEC and in certain other respects. The Merger Agreement includes representations and warranties by Altron as to, among other things, (i) the organization, good corporate standing and corporate power of Altron; (ii) the absence of undisclosed subsidiaries of Altron; (iii) Altron's capital structure (the "Altron Capital Structure Representations"); (iv) the authorization, execution, delivery, and enforceability of the Merger Agreement, the Merger's noncontravention of any agreement, law, or charter or bylaw provision and the absence of the need for governmental or third-party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger Agreement (except for certain filings specified in the Merger Agreement) (the "Altron Authority Representations"); (v) compliance as to form of, and the accuracy of information contained in, documents filed with the SEC;
(vi) the accuracy of information supplied by Altron in connection with this Proxy Statement/Prospectus and the Registration Statement; (vii) the absence of certain material changes or events since the date of the most recent financial statements filed with the SEC, including the absence of any material adverse change in Altron, any material change in Altron's accounting methods, any material reevaluation of Altron's assets or any declaration, setting aside or payment of a dividend or other distribution, with respect to Altron's capital stock; (viii) the absence of material litigation or investigations; (ix) the disclosure of material contracts; (x) compliance with laws applicable to the business of Altron, including environmental laws; (xi) compliance with applicable labor laws (xii) the absence of certain material changes in the benefit plans of Altron or labor relations; (xiii) the compliance with applicable laws of the benefit plans of Altron and certain other matters relating to ERISA; (xiv) the filing of tax returns and payment of taxes; (xv) the absence of "excess parachute payments" under the Code; (xvi) good and valid title to, or valid leasehold interests in (and compliance with the terms of such leaseholds), all material property and assets necessary to conduct Altron's business; (xvii) ownership of or the right to use, and no infringement of others' rights to, and lack of licensing of, the intellectual property necessary to conduct Altron's business; (xviii) the voting requirements for the approval of the Merger; (xix) compliance with applicable state takeover laws; (xx) certain broker's or advisor's fees; (xxi) the receipt of an opinion of Needham;
(xxii) the absence of actions taken or agreed to be taken which would prevent pooling of interests accounting treatment for the Merger; and (xxiii) certain matters with respect to equipment and personal property leases, product and service warranties, customers and inventories.

     The Merger Agreement also includes representations and warranties by Sanmina and Merger Sub as to, among other things, (i) the organization, standing and corporate power of Sanmina and Merger Sub; (ii) Sanmina's capital structure
(iii) the authorization, execution, delivery, and enforceability of the Merger Agreement and related matters, the Merger Agreement's noncontravention of any agreement, law, or charter or bylaw provision and the absence of the need for governmental or third-party filings, consents, approvals or actions with respect to any transaction contemplated by the Merger Agreement or the Shareholder Agreements (except for certain filings specified in the Merger Agreement) (the "Sanmina and Merger Sub Authority Representations"); (iv) compliance as to form of, and the accuracy of information contained in, documents filed with the SEC;
(v) the accuracy of information supplied by Sanmina or Merger Sub in connection with this Proxy Statement/Prospectus and the Registration Statement; (vi) the absence of certain material changes or events since the date of the most recent unaudited financial statements filed with the SEC, including the absence of any material adverse change in Sanmina, any material change in Sanmina's accounting methods, any setting aside or payment of any dividend or other distribution with respect to

Sanmina's capital stock; (vii) the absence of material litigation or investigations; (viii) the disclosure of material contracts; (ix) compliance with laws applicable to the business of Sanmina, including environmental laws;
(x) compliance with applicable labor laws; (xi) the absence of certain material changes in the benefit plans of Sanmina; (xii) the filing of tax returns and payment of taxes; (xiii) good and valid title to, or valid leasehold interests in (and compliance with the terms of such leaseholds), all material property and assets necessary to conduct Sanmina's business; (xiv) ownership of or the right to use, and no infringement of others' rights to, and lack of licensing of, the intellectual property necessary to conduct Sanmina's business; (xv) the absence of a stockholder voting requirements for the approval of the Merger; (xvi) certain broker's or advisor's fees; (xvii) the receipt of an opinion of NationsBanc Montgomery Securities; (xviii) the absence of actions taken or agreed to be taken which would prevent pooling of interests accounting treatment for the Merger; (xix) certain matters with respect to product and service warranties, customers and inventories; and (xx) the absence of prior activities of Merger Sub.

BUSINESS OF ALTRON PENDING THE MERGER

     Altron has agreed that, prior to the Effective Time, it will carry on its businesses in the ordinary course consistent with prior conduct and, to the extent consistent therewith, use reasonable efforts to preserve intact its current business organization, and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Altron has also agreed that, prior to the Effective Time, without Sanmina's consent (which consent will not be unreasonably withheld) or except as contemplated or permitted by or not inconsistent with the Merger Agreement, it will not, among other things: (i)(x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than the issuance of Altron Common Stock to employees under the Altron Employee Stock Purchase Plan in a manner consistent with past practice or upon the exercise of Altron Options outstanding on the date of, and in accordance with their terms as of the date of, the Merger Agreement or as contemplated by the Merger Agreement) or (z) purchase, redeem or otherwise acquire any shares of capital stock of Altron or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) amend the Altron Articles of Organization or the Altron Bylaws; (iii) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets which are in the aggregate in excess of $500,000, except as disclosed in writing to Sanmina and except for purchases of inventory in the ordinary course of business; (iv) take any action that would, or that could reasonably be expected to, result in (x) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue,
(y) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (z) any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; (v) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the sale of shares of Altron Common Stock to employees under Altron's Employee Stock Purchase Plan in a manner consistent with past practice and the issuance of shares of Altron Common Stock upon the exercise of Altron Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms); (vi) sell, lease, license, mortgage or otherwise encumber or otherwise dispose of any of its properties or assets, except sales in the ordinary course of business consistent with past practice and sales of assets in connection with upgrading of equipment; (vii) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Altron, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice or (y) make any loans, advances or capital contributions to, or investments in, any other person, other than advances to employees in the ordinary course in accordance with past practice; (viii) except as disclosed in writing to Sanmina, make or agree to make any new capital expenditures which in the aggregate are in excess of $1.0 million; (ix) make any material payment outside the ordinary course of business to settle any dispute;
(x) except as required to comply with applicable law and except as disclosed in writing to Sanmina, (a) adopt, enter into, terminate or amend any benefit plan or other arrangement for the benefit or welfare of any current or former employee, officer or director, (b) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice), (c) pay any benefit not provided for under any benefit plan, (d) except as permitted in clause (b), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder) or (e) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan; (xi) form any subsidiary of Altron; or (xii) authorize any of, or commit or agree to take any of, the foregoing actions.

BUSINESS OF SANMINA PENDING THE MERGER

     Sanmina has agreed that, prior to the Effective Time, it will carry on its businesses in the ordinary course consistent with prior conduct and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Sanmina has also agreed that, prior to the Effective Time, without Altron' consent (which consent will not be unreasonably withheld), it will not, among other things: (i)(x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) except as disclosed in writing to Altron, purchase, redeem or otherwise acquire any shares of capital stock of Sanmina or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) amend the Sanmina Restated Certificate of Incorporation or the Sanmina Bylaws; (iii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof except that Sanmina shall not be prohibited from effecting an acquisition of any other business if (A) such acquisition would not materially affect the ability of Sanmina to, or materially delay Sanmina's ability to, complete the transactions contemplated by the Merger Agreement, and (B) such acquisition would involve the issuance by Sanmina of equity securities and, when considered together with all other acquisitions effected by Sanmina, would not involve the issuance of more than 2,000,000 shares of Sanmina's capital stock or securities convertible into or exercisable for more than 2,000,000 shares of Sanmina's capital stock; (iv) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than pursuant to stock option plans, employee stock purchase plans or pursuant to acquisitions of businesses involving the issuance by Sanmina of less than 2,000,000 shares in the aggregate for all such acquisitions); (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien (as defined in the Merger Agreement) or otherwise dispose of any substantial part of its (or any of its subsidiaries') material properties, assets or business, except sales made in the ordinary course of business and except for subjecting any of its properties to Parent Permitted Liens (as defined in the Merger Agreement); (vi) make any material payments outside the ordinary course of business for purposes of settling any dispute; (vii) allow Sanmina or any of its subsidiaries, or any significant portion of their respective businesses or assets, to be acquired (by merger, tender offer, purchase or otherwise); or (viii) authorize any of, or commit or agree to take any of, the foregoing actions.

     Each of Sanmina and Altron also have agreed to (i) file all tax returns and reports ("Post-Signing Returns") required to be filed by it (after taking into account any extensions); (ii) pay timely all taxes due and payable with respect to such Post-Signing Returns that are so filed; (iii) notify the other party promptly of any action, suit, proceeding, claim or audit (collectively, "Actions") pending against or with respect to the notifying party in respect of any tax where there is a reasonable possibility of a determination or decision which would have a material adverse effect on such party's tax liabilities or tax attributes; and (iv) not make any material tax election without the other party's consent. Altron has agreed to not settle or compromise any such Action without Sanmina's consent.

CERTAIN ADDITIONAL AGREEMENTS

     The Merger Agreement contains additional covenants relating to, among other things, (i) Altron promptly establishing a record date and calling a stockholder meeting; (ii) the use of reasonable efforts to obtain "comfort letters" from each party's accountants regarding the financial statements contained in or incorporated by reference in this Proxy Statement/Prospectus; (iii) each party having reasonable access to the others' properties, books, contracts, commitments, personnel and records; (iv) each party consulting with the other party regarding any press release or other public statement relating to the transactions contemplated by the Merger Agreement; (v) each party's use of reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper and advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement; (vi) each party identifying all persons who are, at the time the Merger Agreement is submitted for approval to the stockholders of Altron, Affiliates of such party for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations and to use its reasonable efforts to cause each such person to deliver to the other party on or before the Closing Date an Affiliate Agreement (as described under "THE MERGER -- Resale of Sanmina Common Stock"); (viii) each party's use of reasonable efforts to cause the transactions contemplated by the Merger Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations; and (ix) each party not taking action or failing to take any action, which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. In addition, Sanmina has agreed (i) to maintain all rights of indemnification in favor of the Indemnified Parties as described above under "THE
MERGER -- Interests of Certain Persons in the Merger" and (ii) to cause the shares of Sanmina Common Stock to be issued in connection with the Merger to be approved for listing on the Nasdaq National Market.

     Under the Merger Agreement, Altron has also agreed not to solicit other Takeover Proposals or to withdraw its recommendation of the Merger except as set forth below under "-- No Solicitation" and "-- Right of the Altron Board to Withdraw Recommendation."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Conditions to Each Party's Obligations to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (i) the Merger Agreement having received Stockholder Approval; (ii) the shares of Sanmina Common Stock issuable to Altron security holders pursuant to the Merger Agreement having been approved for listing on the Nasdaq National Market, subject to official notice of issuance; (iii) the waiting period (and any extensions thereof) under the HSR Act applicable to the Merger having expired or having been terminated; (iv) there not being in effect any temporary restraining order, preliminary or permanent injunction or other order of any U.S. federal or state court of competent jurisdiction or other legal restraint or prohibition issued by a U.S. federal or state governmental entity preventing the consummation of the Merger;
(v) the Registration Statement having become effective under the Securities Act and not being the subject of any stop order suspending the effectiveness thereof or any proceeding seeking such a stop order; and (vi) Altron having received from Arthur Andersen LLP, independent public accountants for Altron, a letter to the effect that Arthur Andersen LLP concurs with Altron management's conclusion that Altron would meet the applicable specific criteria for a pooling of interests in accordance with generally accepted accounting principles, as such criteria relate only to Altron (and not to Sanmina) and Sanmina having received from Arthur Andersen LLP, independent public accountants for Sanmina, a letter to the effect that Arthur Andersen LLP concurs with Sanmina's management's conclusion that Sanmina would meet the applicable specific criteria for a pooling of interests in accordance with generally accepted accounting principles, as such criteria relate only to Sanmina (and not to Altron).

     Conditions to the Obligations of Sanmina and Merger Sub. The obligations of Sanmina and Merger Sub to effect the Merger are further subject to the following conditions: (i) the representations and warranties of Altron contained in the Merger Agreement that are qualified as to materiality being accurate and the representations and warranties of Altron contained in the Merger Agreement that are not so qualified being accurate in all material respects as of the Closing Date; (ii) Altron having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; (iii) Sanmina having received from each Affiliate of Altron for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations an executed Affiliate Agreement; (iv) Sanmina having received the opinion of Wilson Sonsini Goodrich & Rosati, counsel to Sanmina, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (v) the absence of any material adverse change in the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of Altron; and (vi) rights of appraisal under Massachusetts law having been exercised by holders of not more than five percent of the shares of Altron Common Stock outstanding as of the date of the Special Meeting.

     Conditions to the Obligations of Altron. The obligation of Altron to effect the Merger is further subject to the following conditions: (i) the representations and warranties of Sanmina and Merger Sub contained in the Merger Agreement that are qualified as to materiality being accurate and the representations and warranties of Sanmina and Merger Sub contained in the Merger Agreement that are not so qualified being accurate in all material respects as of the Closing Date; (ii) Sanmina having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; (iii) Altron having received from each Affiliate of Sanmina for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations an executed Affiliate Agreement; (iv) Altron having received the opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation, counsel to Altron, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and (v) the absence of any material adverse change in the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of Sanmina.

NO SOLICITATION

     The Merger Agreement provides that Altron will not, nor will it authorize or instruct any of its officers, directors or employees or any investment banker, attorney or other advisor or representative retained by it, directly or indirectly, (i) to solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as hereinafter defined) by any person (other than Sanmina or its affiliates or representatives) or (ii) to participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Altron that constitutes, or may reasonably be expected to lead to, any Takeover Proposal by any person (other than Sanmina or its affiliates or their respective representatives); provided, however, that if, at any time prior to receipt of Stockholder Approval the Altron Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with or create a substantial risk of liability for breach of its fiduciary duties to Altron stockholders under applicable law, Altron may, prior to receipt of Stockholder Approval, in response to a Takeover Proposal that was unsolicited or that did not otherwise result from a breach of the terms described in this paragraph, and subject to compliance with the notice requirements described in the following paragraph, (x) furnish nonpublic information with respect to Altron and its subsidiaries to any person pursuant to a customary and reasonable confidentiality agreement and (y) participate in discussions and negotiations regarding such Takeover Proposal. Under the Merger Agreement, any violation of the foregoing restrictions by any officer, director or employee of Altron or any investment banker, attorney or other advisor or representative of Altron, acting on behalf of and with the authorization of Altron, shall be deemed to be a breach of the foregoing nonsolicitation provision by Altron.

Under the Merger Agreement, "Takeover Proposal" means any proposal or offer from any person (other than Sanmina or its affiliates or their respective representatives) for any acquisition by such person of a substantial amount of assets of Altron (other than an acquisition of assets of Altron in the ordinary course of business or as permitted under the terms of the Merger Agreement) or more than a 25% interest in the total voting securities of Altron or any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of Altron or any merger, consolidation, or business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction of Altron with any unaffiliated third party, other than the transactions contemplated by the Merger Agreement or the Stockholder Agreements.

     Under the Merger Agreement, Altron has also agreed to promptly advise Sanmina orally and in writing of any request for nonpublic information which Altron reasonably believes could lead to a Takeover Proposal, of any Takeover Proposal submitted to Altron or any inquiry with respect to or which Altron reasonably believes could lead to any Takeover Proposal, and the material terms and conditions of such request, Takeover Proposal or inquiry. Altron has agreed to keep Sanmina informed in all material respects of the status and details (including amendments or proposed amendments) of any such Takeover Proposal or inquiry, except to the extent that the Altron Board determines in good faith, after consultation with outside counsel, that to do so would be inconsistent with or create a substantial risk of liability for breach of its fiduciary duties to the Altron stockholders under applicable law.

     Nothing contained in the Merger Agreement prohibits Altron from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to Altron's stockholders if, in the good faith judgment of the Altron Board, after consultation with independent counsel, failure to so disclose would be inconsistent with, or create a substantial risk of, liability for breach of its fiduciary duties to the Company's stockholders under applicable law; provided that Altron shall not, except in accordance with the provisions of the Merger Agreement described under "Right of the Altron Board to Withdraw Recommendation" below, withdraw or modify, or propose to withdraw or modify, its recommendation of the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

RIGHT OF THE ALTRON BOARD TO WITHDRAW RECOMMENDATION

     Under the Merger Agreement, Altron has agreed that, except as specifically permitted by Section 5.4 of the Merger Agreement, the Altron Board may not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Sanmina or Merger Sub, the approval or recommendation by such Board or any such committee of the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause Altron to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (an "Acquisition Agreement") with respect to any Takeover Proposal. However, notwithstanding the foregoing provisions of the Merger Agreement, the Board of Directors of Altron, to the extent it determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with, or create a substantial risk of liability to the Altron Board for breach of its fiduciary duties to the Altron stockholders under applicable law, may, prior to receipt of Stockholder Approval, withdraw or modify its approval or recommendation of the Merger Agreement or the Merger or approve or recommend any Superior Proposal (as defined below), subject to certain requirements to provide notice of such Superior Proposal to Sanmina as set forth in the Merger Agreement. In addition, prior to receipt of stockholder approval of the Merger Agreement and the Merger, the Board of Directors of Altron, to the extent it determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with, or create a substantial risk of liability for breach of its fiduciary duties to Altron's stockholders under applicable law, may cause Altron to terminate the Merger Agreement and concurrently with or after such termination, if it so chooses, cause Altron to enter into an Acquisition Agreement with respect to a Superior Proposal. In the event that Altron terminates the Merger Agreement under such provisions, Altron will be obligated to pay a termination fee to Sanmina as described under "Termination Fees" below. Under the Merger Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than

50% of the voting power of Altron Common Stock or all or substantially all the assets of Altron and otherwise on terms which the Board of Directors of Altron determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to Altron's shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Altron is capable of being obtained by such third party.

EXPENSES

     The Merger Agreement provides that (except under the circumstances described below under "-- Termination Fee") all fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with printing and mailing this Proxy Statement/Prospectus and the Registration Statement will be shared equally by Sanmina and Altron.

TERMINATION FEE

     The Merger Agreement requires Altron to pay Sanmina the Termination Fee if the Merger Agreement is validly terminated pursuant to Section 7.1(b)(iv) of the Merger Agreement by any party to the Merger Agreement as a result of the receipt of a Superior Proposal (as defined below) by the Altron Board. The Termination Fee is payable promptly, but in no event later than two business days after termination. In addition, if at the time of termination of the Merger Agreement by any party pursuant to Section 7.1(b)(i) (relating to failure of the Merger to be completed by certain specified dates, to the extent Altron has failed to hold the Stockholders Meeting in breach of its obligations under Section 5.2) 7.1(b)(iii) (relating to failure of Altron to obtain shareholder approval) or 7.1(c) (relating to withdrawal or modification of the approval or recommendation of the Merger by the Altron Board), a Takeover Proposal has been publicly announced and not withdrawn, and Altron during the 12 month period following such termination either enters into a written acquisition agreement providing for a Company Acquisition (as defined below) or completes a Company Acquisition, Altron will pay Sanmina a $6.0 million Termination Fee upon the completion of such Company Acquisition. A "Company Acquisition" is defined as any transaction or series of related transactions involving (a) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Altron pursuant to which the stockholders of Altron immediately preceding such transaction or series of related transactions hold less than 60% of the equity interests in the surviving or resulting entity of such transaction or transactions (other than the transactions contemplated by the Merger Agreement); (b) a sale by Altron of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 40% of the fair market value of Altron's business immediately prior to such sale; or (c) the acquisition by any person or group (including without limitation by way of a tender offer or an exchange offer or issuance by Altron), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of 40% or more of the then outstanding shares of capital stock of Altron.

     In addition, in the event that the Merger is not completed due to the willful and intentional acts of Sanmina which are in contravention of the Merger Agreement, Sanmina will promptly but in no event later than two days after termination of the Merger Agreement, pay Altron a fee (the "Parent Fee") equal to $6.0 million.

     Both the Termination Fee and the Parent Fee will constitute liquidated damages. Therefore, in the event that Altron pays the Termination Fee to Sanmina, Sanmina will not have a claim against Altron for additional damages arising from termination of the Merger Agreement. Correspondingly, in the event Sanmina pays the Parent Fee to Altron, Altron will not have a claim against Sanmina for additional damages arising from termination of the Merger Agreement.

TERMINATION, AMENDMENT AND WAIVER

     The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after receipt of Stockholder Approval: (i) by mutual written consent of

Sanmina, Merger Sub and Altron; (ii) by Altron if the Effective Time Sanmina Price is less than $24.00 per share or if the Merger is not consummated by December 31, 1998 (subject to exceptions described in the Merger Agreement);
(iii) by either Sanmina or Altron, if any temporary restraining order, preliminary or permanent injunction or other order issued by any U.S. federal or state court of competent jurisdiction or other material legal restraint or prohibition issued or promulgated by a U.S. Federal or state governmental entity having the effect of preventing the consummation of the Merger shall be in effect and shall have become final and nonappealable; (iv) by either Sanmina or Altron if the adoption and approval of the Merger Agreement and the approval of the Merger by the holders of two-thirds in interest of the shares of Altron Common Stock outstanding on the Record Date shall not have been obtained or if prior to Stockholder Approval the Altron Board has determined to terminate the Merger Agreement in accordance with its fiduciary duties so long as appropriate notices have been given; (v) by Sanmina if (x) the Altron Board or any committee thereof shall have withheld, withdrawn or modified in a manner adverse to Sanmina its approval or recommendation of the Merger, or approved or recommended any Superior Proposal, or (y) the Altron Board shall have resolved to take any of the foregoing actions; (vi) by Altron, upon a breach of any representation, warranty, covenant or agreement on the part of Sanmina set forth in the Merger Agreement, or if any such representation or warranty of Sanmina shall have become inaccurate, in either case such that the conditions in the Merger Agreement relating to accuracy of representations and warranties of Sanmina and compliance with covenants by Sanmina would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; (vii) by either Sanmina or Altron if the Registration Statement on Form S-4 shall have been declared effective by the SEC on or prior to October 28, 1998 and shall have been mailed to Altron's stockholders on or prior to October 29, 1998 and all other conditions to closing of all parties have been satisfied by November 30, 1998, and the Closing is not completed by November 30, 1998; or (viii) by Sanmina, upon a breach of any representation, warranty, covenant or agreement on the part of Altron set forth in the Merger Agreement, or if any such representation or warranty of Altron shall have become inaccurate, in either case such that the conditions in the Merger Agreement relating to accuracy of representations and warranties of Altron and compliance with covenants by Altron, as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate.

     Subject to applicable law, (i) the Merger Agreement may be modified or amended by written agreement executed and delivered by the respective duly authorized officers of Sanmina, Merger Sub and Altron (except that after Stockholder Approval has been obtained, no amendment may be made which requires the approval by such stockholders without the further approval of such stockholders) and (ii) the parties, by written agreement signed by each party, may extend the time for performance of any of the obligations or other acts of the other parties to the Merger Agreement, waive inaccuracies in representations and warranties or waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement. In the event that an amendment to, or waiver of, a provision of the Merger Agreement would materially affect the information available to holders of Altron Common Stock, Altron will resolicit proxies with respect to approval of the Merger Agreement.

THE STOCKHOLDER AGREEMENTS

     The description of the Stockholder Agreements contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreements, the form of which is attached hereto as Annex II and incorporated herein by reference. All material elements of the Stockholder Agreements are described in this Proxy Statement/Prospectus.

     Sanmina entered into the Stockholder Agreements dated as of September 2, 1998 with the directors of Altron (in their capacities as stockholders) (the "Stockholder Parties"). Together, the Stockholder Parties held as of the Record Date 2,345,703 shares of Altron Common Stock (approximately 15.0% of the outstanding shares). The general effect of the Stockholder Agreements is to increase the likelihood that Stockholder Approval will be obtained.

     Pursuant to the terms of the Stockholder Agreements, each Stockholder Party has agreed to vote (or cause to be voted), at the Special Meeting or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, his shares of Altron Common Stock (together, the "Subject Shares") in favor of approval and adoption of the Merger Agreement and approval of the Merger.

     Each Stockholder Party also has irrevocably granted to, and appointed, Sanmina and two of Sanmina's officers, in their capacities as officers of Sanmina, and each of them individually, such Stockholder Party's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder Party, to vote such Stockholder Party's Subject Shares, or grant a consent or approval in respect of such Subject Shares, in favor of approval and adoption of the Merger Agreement and approval of the Merger.

     Under the Stockholder Agreements, each Stockholder Party has agreed not to
(i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), consent to any Transfer of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any or all of the Subject Shares (or any interest therein) to any person other than pursuant to the terms of the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal (as defined in the Merger Agreement and described above under "-- No Solicitation"), and has agreed not to commit or agree to take any of the foregoing actions.

     Each Stockholder Party has agreed not to instruct any agent or any investment banker, attorney or other adviser or representative of such Stockholder Party to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission to Altron of, any Takeover Proposal or (ii) participate in any discussions or negotiations with any person (other than Sanmina and its affiliates, agents and representatives) regarding, or furnish to any such person any nonpublic information with respect to, or take any other action intended to facilitate the making of any inquiry or proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

     Under each Stockholder Agreement, Sanmina has agreed to indemnify and hold harmless each Stockholder Party against any costs or expenses (including reasonable attorneys' fees), demands, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any claim, action, suit, proceeding, that arises from or relates to the execution, delivery or performance of the Stockholder Agreements or any of the transactions contemplated by the Stockholder Agreements.

     The Stockholder Agreements will terminate on the earlier of the Effective Time or the date upon which the Merger Agreement is terminated in accordance with its terms.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation until their respective successors have been duly elected and qualified or until their earlier resignation or removal. The officers of Altron at the Effective Time will be the officers of the Surviving Corporation until their respective successors have been duly appointed and qualified or until their earlier resignation or removal.

                                 OTHER MATTERS

GOVERNMENTAL AND REGULATORY MATTERS

     Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless notice has been given and certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and specified waiting period requirements have been satisfied. Sanmina and Altron each filed with the Antitrust Division and the FTC a Notification and Report Form with respect to the Merger on September 14, 1998. The waiting period under the HSR Act terminated on October 14, 1998. At any time before or after the Effective Time, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking the divestiture of Altron by Sanmina, in whole or in part, or the divestiture of substantial assets of Sanmina, Altron or their respective subsidiaries. State Attorneys General and private parties may also bring legal actions under federal or state antitrust laws in certain circumstances. Based on an examination of information available to Sanmina and Altron relating to the businesses in which Sanmina, Altron and their respective subsidiaries are engaged, Sanmina and Altron believe that the consummation of the Merger will not violate the antitrust laws.

     Sanmina and Altron do not believe that any other material governmental approvals or actions will be required for consummation of the Merger. See "THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger."

RIGHTS OF DISSENTING STOCKHOLDERS

     If the Merger becomes effective, a stockholder of Altron who does not vote in favor of the Merger and who follows the procedures prescribed under the MBCL may require Altron (as it exists after the Effective Time as the Surviving Corporation) to pay the fair value, determined as provided under the MBCL, for the Dissenting Shares held by such stockholder. The following is a summary of certain features of the relevant Massachusetts law, the statutory provisions of which are set forth in full in Annex IV annexed hereto. In order to exercise such statutory appraisal rights, strict adherence to the statutory provisions is required, and each stockholder who may desire to exercise such rights should carefully review and adhere to such provisions.

     A dissenting stockholder of Altron who desires to pursue the appraisal rights available thereto must adhere to the following procedures: (i) file a written objection to the Merger with Altron before the taking of the stockholders' vote on approval of the Merger Agreement, stating the intention of such stockholder to demand payment for shares owned by such stockholder if the Merger Agreement is approved and the Merger is consummated; (ii) shares owned by such stockholder must not be voted in favor of the Merger Agreement; and (iii) within twenty days of the date of the date of mailing of a notice by Altron (as it exists after the Effective Time) to objecting stockholders that the Merger has become effective, make written demand to Altron (as it exists after the Effective Time) for payment for said stockholder's shares. Such written objection should be delivered for said stockholder's shares should be delivered to Altron, One Jewel Drive, Wilmington, Massachusetts 01887, Attention President. It is recommended that such objection and such demand be sent by registered or certified mail, return receipt requested.

     A dissenting stockholder who files the required written objection with Altron prior to the stockholder vote need not vote against the Merger Agreement. However, a vote in favor of the Merger Agreement will constitute a waiver of such stockholder's statutory appraisal rights. Stockholders should note that returning a properly signed proxy card that does not indicate a vote or abstention on approval of the Merger Agreement will constitute a vote in favor of the Merger Agreement. A vote against the Merger Agreement does not, alone, constitute a written objection. Pursuant to the applicable statutory provisions, notice that the Merger has become effective will be sent to each objecting stockholder of Altron within ten days after the date on which the Merger becomes effective.

     The value of the Altron Common Stock will be determined initially by Altron (as it exists after the Effective Time) and the dissenting stockholder. If, during the period of thirty days after the expiration of the period during which the foregoing demand for payment may be made, Altron (as it exists after the Effective Time) and the stockholder fail to agree on an appraisal value, either of them may file a bill in equity in the Superior Court of Middlesex County, Massachusetts asking that the court determine the value of the Altron Common Stock of all objecting stockholders. The bill in equity must be filed within four months after the date of expiration of the foregoing thirty-day period. After a hearing, the court will enter a decree determining the fair value of the Altron Common Stock and will order Altron (as it exists after the Effective
Time) to make payment of such value, with interest, if any, to the stockholders entitled to said payment, upon transfer by them to Altron (as it exists after the Effective Time) of the certificate or certificates representing the Altron Common Stock held by said stockholders. Altron and Sanmina have made no decision whether or not the surviving company would file such a bill in equity in Superior Court if no agreement on value is reached. If it does not, any dissenting stockholder with whom agreement has not been reached will likely be required to incur the expense of initiating any such proceeding.

     For appraisal proceeding purposes, value is determined as of the day before the approval of the Merger Agreement by Altron stockholders, excluding any element of value arising from the expectation or accomplishment of the Merger.

     If a stockholder withdraws his or her demand for appraisal or fails to establish entitlement to appraisal rights under the MBCL, such stockholder will forfeit the right to appraisal and his or her Dissenting Shares will be deemed to have been converted into the right to receive shares of Sanmina Common Stock as of the Effective Time (without interest or entitlement to the payment of dividends or other distributions unless payable to stockholders of record at a date prior to the date the dissenting stockholder exercises appraisal rights).

     Under Massachusetts statutory law, procedures relating to dissenters' rights are stated to be the exclusive remedy available to a stockholder objecting to the Merger except upon the grounds that the Merger will be or is illegal or fraudulent as to such stockholder. However, under Massachusetts case law, dissenting stockholders may not be limited to the statutory remedy of judicial appraisal where violations of fiduciary duty are found.

     The law pertaining to the statutory appraisal remedy also contains provisions regarding costs, dividends on dissenting shares, rights under dissenting shares prior to purchase, discontinuance of dissenters' rights, and certain miscellaneous matters. See Annex IV.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF ALTRON AND SANMINA

     General. At the Effective Time, the stockholders of Altron who do not perfect and exercise their statutory dissenters' rights will become stockholders of Sanmina. As stockholders of Sanmina, their rights will be governed by the Delaware General Corporation Law and Sanmina's Certificate of Incorporation ("Certificate") and Bylaws, which differ in certain respects from Altron's Articles of Organization ("Articles") and Bylaws. The material differences are summarized below. This summary is qualified in its entirety by reference to the Massachusetts General Laws, the Articles and Bylaws of Altron and the Certificate and Bylaws of Sanmina.

     Authorized Capital. Altron's authorized capital stock consists of 1,000,000 shares of Preferred Stock (none of which are outstanding) and 40,000,000 shares of Common Stock, par value $.05 per share. At July 4, 1998 there were 15,872,545 shares of Common Stock issued, of which 235,581 shares were held in the treasury. Holders of Altron Common Stock are entitled to one vote per share and to receive such dividends as may from time to time be declared by the Altron Board out of funds legally available therefor. Upon dissolution of Altron or any distribution of its assets, the holders of Altron Common Stock are entitled to all assets of Altron available for distribution to stockholders after the holders of any series of Preferred Stock which may be issued have received the preferential amount fixed by the Board of Directors for such shares. The holders of Altron Common Stock have no preemptive rights to purchase shares of Altron. The authorized capital stock of Sanmina is set forth under "Description of Sanmina Capital Stock."

     Directors. The Altron Board is divided into three classes, with each class as nearly equal in number as possible. One class is elected each year for a term of three years. Sanmina does not have a classified board of directors, and the entire Sanmina board is elected at each year's annual meeting of stockholders.

     Indemnification and Limitation of Liability. Section 145 of the DGCL generally permits indemnification of officers, directors, employees and agents of a Delaware corporation against expenses (including attorneys' fees) incurred in connection with a derivative action and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements incurred in connection with a third-party action provided that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation (and, with respect to any third-party criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful). Indemnification under Section 145 is not exclusive of any other rights to which those persons seeking indemnification may be entitled.

     Massachusetts law similarly permits indemnification of directors, officers, employees and agents of a corporation, except that no indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such benefit plan. Indemnification permitted by statute does not limit any rights of indemnification existing independently of the statute.

     Delaware law requires indemnification when the individual being indemnified has successfully defended the action on the merits or otherwise. Massachusetts law merely permits indemnification to the extent authorized in the corporation's articles of organization or its by-laws or as set forth in a vote of stockholders.

     Expenses incurred by an indemnified person in defending an action may be paid in advance under Delaware and Massachusetts law if such person undertakes to repay such amounts should it be determined ultimately that he or she is not entitled to indemnification. In addition, both Delaware and Massachusetts law permit a corporation to purchase indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

     Both Delaware and Massachusetts corporations may include in their corporate charters a provision eliminating or limiting the liability of a director in certain circumstances to the corporation or its stockholders for monetary damages for a breach of certain fiduciary duties as a director notwithstanding any provision of law imposing such liability. Both the Altron Articles and the Sanmina Certificate include such provisions.

     The Altron Bylaws provide for indemnification to its directors and officers to the maximum extent legally permissible. The Sanmina Bylaws provide for the indemnification of officers and directors to the maximum extent permissible under Delaware law. See "THE MERGER -- Interests of Certain Persons in the Merger -- Indemnification pursuant to the Merger Agreement" for a description of indemnification of directors and officers of Altron which will be in effect following the Effective Time.

     Inspection Rights. Inspection rights under Delaware law are more extensive than under Massachusetts law. Under Delaware law, stockholders, upon the demonstration of a proper purpose, have the right to inspect a corporation's stock ledger, stockholder lists and other books and records. Under Massachusetts law, a corporation's stockholders have a right to inspect only the corporation's charter, by-laws, records of all meetings of incorporators and stockholders and transfer records.

     Special Meetings of Stockholders. Pursuant to the Altron Bylaws, a special meeting of stockholders of Altron may be called by the holders of shares entitled to cast not less than 40% of the votes at the meeting. Pursuant to the Sanmina Bylaws, a special meeting of Sanmina's stockholders may be called by the holders of shares entitled to cast not less than 10% of the votes at the meeting.

     Action by Consent of Stockholders. Under Massachusetts law, any action to be taken by stockholders may be taken without a meeting only if all stockholders entitled to vote on the matter consent to the action in writing, and a corporation may not provide otherwise in its charter documents or by-laws. Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all of the stockholders were present and voted consent to the action in writing. The Sanmina Certificate requires that any action by stockholders be taken by the holders of a majority of the shares of Sanmina capital stock entitled to vote with respect to such action.

     Proxies. Massachusetts law permits the authorization by a stockholder to vote by proxy to be valid for no more than six months. Delaware law permits a proxy to be valid for up to three years unless the proxy provides for a longer period.

     Approval of Business Combinations and Asset Sales. Generally, under Massachusetts law, the affirmative vote of two-thirds of the shares of each class of stock outstanding and entitled to vote or which would be adversely affected by a merger or asset sale is necessary to approve a merger or a sale of all or substantially all of the corporation's assets unless the articles of organization provide for a lesser proportion of each class entitled to vote, but not less than a majority. The Altron Articles do not provide for such a lesser proportion, so that the approval of any such merger or sale, including the Merger, requires a two-thirds vote of each class entitled to vote. Under Delaware law, the affirmative vote of only a majority of the shares of stock outstanding and entitled to vote are necessary to approve a merger or asset sale.

     Anti-Takeover Legislation. Under Section 203 of the DGCL, certain "business combinations" with "interested stockholders" of Delaware corporations are subject to a three-year moratorium unless specified conditions are met.
Section 203 applies to Sanmina. See "DESCRIPTION OF SANMINA CAPITAL STOCK."

     Massachusetts law contains an analogous anti-takeover law which is set forth in Chapter 110F of the General Laws of Massachusetts. Chapter 110F does not apply to the Merger because the transaction has been approved by the Altron Board.

     Altron is subject to the provisions of Chapter 110D of the Massachusetts General Laws relating to control share acquisitions. In general, the statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the stockholders of the corporation so authorize. In addition, Chapter 110D permits the corporation to provide in its articles of organization or bylaws that the corporation may redeem (for fair value) all the shares thereafter acquired in a control share acquisition if voting rights for those shares were not authorized by the stockholders or if no control share acquisition statement was delivered. Altron's bylaws include a provision which permits Altron to effect such redemptions.

     Dissenters' Rights. Under Massachusetts law, dissenting stockholders who follow prescribed statutory procedures are entitled to dissenters' rights in connection with any merger or sale of substantially all the assets of a corporation and in connection with certain mergers, reclassifications and other transactions which may adversely affect the rights or preferences of stockholders. See "OTHER MATTERS -- Rights of Dissenting Stockholders." Delaware provides similar rights in the case of a merger or consolidation of a corporation except that such rights are not provided as to shares of a corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders where such stockholders are required to accept in such a merger only (i) shares of the surviving or resulting corporation, (ii) shares of a corporation listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash in lieu of fraction shares, or (iv) any combination thereof. Delaware law does not provide dissenters' rights in connection with sales of substantially all of the assets of a corporation, reclassifications of stock or other amendments to the certificate of incorporation which adversely affect a class of stock; provided, however, that a corporation may provide in its certificate of incorporation that appraisal rights shall be available as a result of an amendment to its certificate of incorporation, a merger or a sale of all or substantially all of its assets. The Sanmina Certificate does not provide for the appraisal rights described in the preceding sentence.

     Removal of Directors. Under Delaware law, a director serving on the board that is not classified may be removed with or without cause by the holders of a majority of the outstanding shares entitled to vote at an election of directors. In the case of a Delaware corporation having a classified board, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides. The Sanmina Certificate and Bylaws do not provide for a classified board. Under Massachusetts law, any director or the entire board of directors may be removed, except as otherwise provided in the articles of organization or by-laws, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except that directors of a class elected by a particular class of stockholders may be removed only by the vote of the holders of a majority of the shares entitled to vote for the election of such directors. In addition, directors of a classified board, such as Altron's, may only be removed for cause.

     Change in Number of Directors. Under Massachusetts law, the number of directors is determined in the manner provided in the corporation's by-laws. The board of directors may be enlarged by the stockholders or, if authorized by the by-laws, by vote of a majority of directors. The Altron Bylaws fix the number of directors at not less than three, unless there are fewer than three stockholders, in which case there can be as few directors as stockholders. The number of directors of Altron is determined by the stockholders.

     Under Delaware law, the number of directors shall be fixed by or in the manner provided in the by-laws unless the number of directors is fixed in the corporation's certificate of incorporation. Under the Sanmina Bylaws, the Board may fix the number of directors.

     Interested Director Transactions. Delaware law provides that no transaction between a corporation and a director or officer, or any entity in which any of them have an interest, is void or voidable solely for this reason, solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because of his or their votes are counted for such purpose if (i) after full disclosure the transaction is approved by the disinterested directors, which may be less than a quorum, or the stockholders or (ii) the transaction is fair to the corporation at the time it is approved. Massachusetts law only expressly provides that directors who vote for and officers who knowingly participate in loans to officers or directors are jointly and severally liable to the corporation for any part of the loan which is not repaid, unless (i) a majority of the directors who are not direct or indirect recipients of such loans, or (ii) the holders of a majority of the shares entitled to vote for such directors, have approved or ratified the loan as one which in the judgment of such directors or stockholders, as the case may be, may reasonably be expected to benefit the corporation.

     Filling Vacancies on the Board of Directors. Under Massachusetts law, unless the articles of organization provide otherwise, any vacancy in the board of directors, however occurring, including a vacancy resulting from enlargement of the board and any vacancy in any other office, may be filled in the manner prescribed in the by-laws, or, in the absence of any such provision in the by-laws, by the directors.

     Under Delaware law, vacancies and newly created directorships may be filled by a majority of directors then in office, unless otherwise provided in the corporation's certificate of incorporation or by-laws, provided that if at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire board as constituted immediately prior to any increase, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

     Payment of Dividends. There are no restrictions on authorized dividend payments under Massachusetts law. Delaware law permits the payment of dividends out of paid-in and earned surplus or out of net profits for the current and preceding fiscal year.

                      DESCRIPTION OF SANMINA CAPITAL STOCK

     The authorized capital stock of Sanmina consists of 75,000,000 shares of Sanmina Common Stock and 5,000,000 shares of Preferred Stock.

     The following summary of certain provisions of the Sanmina Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Sanmina's Restated Certificate of Incorporation and by the provisions of applicable law. All material elements of the Sanmina Restated Certificate of Incorporation are described in this Proxy Statement/Prospectus.

     Common Stock. The holders of shares of Sanmina Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to preferences of any Preferred Stock that may be issued in the future, the holders of Sanmina Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Sanmina Board out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Sanmina, the holders of Sanmina Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Sanmina Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the

Sanmina Common Stock. All outstanding shares of Sanmina Common Stock are fully paid and nonassessable, including the Sanmina Common Stock to be issued in connection with the Merger.

     Preferred Stock. The Sanmina Board has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including the dividend rights, dividend rate or rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. Thus, any series may, if so determined by the Sanmina Board, have disproportionately high voting rights or class voting rights, be convertible into or exchangeable for Sanmina Common Stock or another security of Sanmina, be redeemable, carry the right to specified participating dividends (which may be fixed or adjustable and which may be cumulative) and have such other relative rights, preferences and limitations as the Sanmina Board shall determine. Issuance of authorized but unissued shares of Sanmina Common Stock or Preferred Stock (including issuance upon conversion of any convertible Preferred Stock) could cause a dilution of the book value of the Sanmina Common Stock and (in the case of Sanmina Common Stock and Preferred Stock with voting rights) would dilute the voting power of the then current stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Sanmina without further action by the stockholders, may discourage bids for Sanmina's Common Stock at a premium over the market price of Sanmina Common Stock and may adversely affect the market price of Sanmina Common Stock.

     The ability to issue Preferred Stock will enhance Sanmina's flexibility in connection with possible future corporate financing needs such as equity financing, acquisitions, raising of capital for infusion into its subsidiaries or other corporate purposes deemed appropriate by the Sanmina Board. Preferred Stock may have significant advantages in certain financing situations over the issuance of debt securities or Sanmina Common Stock and Sanmina's Restated Certificate of Incorporation allows the Sanmina Board the flexibility to tailor the rights and terms of future Preferred Stock issuances to the requirements of specific situations.

     Change of Control Provisions. Certain provisions of the Sanmina's Restated Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying any change in control of Sanmina. The authorization of undesignated Preferred Stock makes it possible for the Sanmina Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of Sanmina. There are also a substantial number of authorized but unissued shares of Sanmina Common Stock that could be issued for such purpose.

     Section 203 of the DGCL ("Section 203") prohibits certain "Business Combination" transactions (as defined in Section 203) between a publicly held Delaware corporation, such as Sanmina, and any "interested stockholder" (as defined in Section 203) for a period of three years after the date such stockholder becomes an interested stockholder unless (a) prior to such stockholder becoming an interested stockholder, either the proposed Business Combination or the proposed acquisition of stock that would make such stockholder an interested stockholder was approved by the corporation's board of directors, or (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) the interested stockholder obtained the approval of the corporation's board of directors and the approval of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock, other than any shares of voting stock held by the interested stockholder.

     For purposes of Section 203, an "interested stockholder" is any person or entity that (a) beneficially owns 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and at any time within the preceding three-year period was the beneficial owner of 15% or more of the outstanding voting stock of the corporation, together in each case with the affiliates and associates of such person.

     The "Business Combination" transactions to which Section 203 applies include (a) any merger or consolidation of the corporation or any of its majority-owned subsidiaries with an interested stockholder, (b) any disposition or pledge to an interested stockholder (except proportionately as a stockholder of the corporation) of assets of the corporation or any of its majority-owned subsidiaries having an aggregate market value equal to 10% or more of either the aggregate market value of all of the assets of the corporation and its subsidiaries or of all of the outstanding stock of the corporation; (c) any issuance or transfer of stock to the interested stockholder except (i) pursuant to the exercise of previously outstanding options, rights or convertible securities or (ii) pursuant to options, rights or convertible securities offered on the same terms or distributed pro rata by the corporation to all stockholders so long as the interested stockholder's percentage ownership does not increase and (d) any loan or other financial benefit provided by or through the corporation or any of its majority-owned subsidiaries to the interested stockholder, except proportionately as a stockholder of such corporation.

     Transfer Agent and Registrar. The transfer agent and registrar for Sanmina's Common Stock is Norwest Bank Minnesota, N.A. Its address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738 and its telephone number is (800) 468-9716.

                                    EXPERTS

     The audited consolidated financial statements of Sanmina incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

     The audited consolidated financial statements of Altron incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

     Representatives for Arthur Andersen, independent auditors for Altron for the current year and for the most recently completed fiscal year: (i) are expected to be present at the Special Meeting; (ii) will have the opportunity to make a statement if they desire to do so; and (iii) are expected to be available to respond to appropriate questions.

                                 LEGAL MATTERS

     The legality of the shares of Sanmina Common Stock offered hereby will be passed upon for Sanmina by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. Mario M. Rosati, a director of Sanmina, and Christopher D. Mitchell, Assistant Secretary of Sanmina, are members of Wilson Sonsini Goodrich & Rosati.

     Wilson Sonsini Goodrich & Rosati, counsel for Sanmina, and Hutchins Wheeler & Dittmar, A Professional Corporation ("HW&D"), Boston, Massachusetts, counsel for Altron, have delivered opinions concerning certain federal income tax consequences of the Merger. See "THE MERGER -- Certain Federal Income Tax Consequences" and "THE MERGER AGREEMENT -- Conditions to the Consummation of the Merger." As of the date of this Proxy Statement/Prospectus, certain stockholders of HW&D beneficially own 131,327 shares of Altron Common Stock. Anthony J. Medaglia, Jr., a director of and the Clerk of Altron, is a stockholder of HW&D.

                             STOCKHOLDER PROPOSALS

     If the Merger is not consummated, the only proposals of holders of Altron Common Stock eligible to be considered for inclusion in the proxy statement and form of proxy relating to the Annual Meeting of the Stockholders of Altron (the "Annual Meeting") to be held in 1999 will be those which have been duly received by Altron, at One Jewel Drive, Wilmington, Massachusetts 01887, no later than December 14, 1998 (which date is 120 days prior to the anticipated mailing date of the proxy statement and form of proxy relating to such Annual Meeting). If the Merger is approved at the Special Meeting, no Annual Meeting will be held in 1999.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the Merger, using the pooling of interests method of accounting.

     The unaudited pro forma combined condensed financial statements reflect certain assumptions deemed probable by management regarding the Merger (for example, that share information used in the unaudited pro forma information approximates actual share information at the Effective Date). No adjustments to the unaudited pro forma combined condensed financial information have been made to account for different possible results in connection with the foregoing, as management believes that the impact on such information of the varying outcomes, individually or in the aggregate, would not be materially different.

     The unaudited pro forma combined balance sheet as of June 27, 1998 gives effect to the Merger as if it had occurred on June 27, 1998, and combines the unaudited consolidated balance sheet of Sanmina as of June 27, 1998 and the unaudited consolidated balance sheet of Altron as of July 4, 1998. The unaudited pro forma combined statements of income for all periods presented give effect to the Merger as if it had occurred on October 1, 1994. Altron has a fiscal year that ends on the Saturday closest to December 31 of each year. For purposes of the unaudited pro forma combined statements of income, Altron's consolidated statements of income for each of the three fiscal years ended January 3, 1998, and for the nine month periods ended June 28, 1997 and July 4, 1998, have been combined with Sanmina's consolidated statements of income for each of the three fiscal years ended September 30, 1997, and the nine month periods ended June 28, 1997 and June 27, 1998. As a result, Altron's results for the three month period ended January 3, 1998 are included in the unaudited pro forma combined statement of operations data for both the twelve months ended September 30, 1997 and the nine months ended June 27, 1998, and results for the three month period ended December 28, 1996 are included in the unaudited pro forma combined statement of operations data for both the twelve months ended September 30, 1996 and the nine months ended June 28, 1997.

     Sanmina and Altron estimate that they will incur direct transaction costs of approximately $1.6 million associated with the Merger, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger. These charges have been reflected in the unaudited pro forma combined balance sheet but have not been included in the unaudited pro forma combined statements of income. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the Merger.

     Such unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the period presented, nor is it necessarily indicative of future financial position and results of operations. These unaudited pro forma combined financial statements are based upon the respective historical consolidated financial statements and notes thereto of Sanmina and Altron included elsewhere in this Proxy Statement/Prospectus, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the combined company.

                               SANMINA AND ALTRON

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED JUNE 27, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                 SANMINA      ALTRON     ADJUSTMENTS    BALANCES
                                                 --------    --------    -----------    ---------
Net Sales......................................  $528,392    $149,391     $     --      $677,783
Cost of Sales..................................   412,658     120,093           --       532,751
                                                 --------    --------     --------      --------
Gross Profit...................................   115,734      29,298           --       145,032
                                                 --------    --------     --------      --------
Expenses:
Selling, general and administrative............    32,340      13,028           --        45,368
Amortization expense...........................     2,026          --           --         2,026
Provision for restructuring....................     3,945          --           --         3,945
                                                 --------    --------     --------      --------
                                                   38,311      13,028           --        51,339
                                                 --------    --------     --------      --------
Operating Income...............................    77,423      16,270           --        93,693
Other income (expense), net....................      (615)        852           --           237
                                                 --------    --------     --------      --------
Income before provision for income taxes.......    76,808      17,122           --        93,930
Provision for income taxes.....................    28,046       6,781           --        34,827
                                                 --------    --------     --------      --------
Net Income.....................................  $ 48,762    $ 10,341     $     --      $ 59,103
                                                 ========    ========     ========      ========
Basic earnings per share.......................  $   1.17    $   0.67           --      $   1.22
Diluted earnings per share.....................  $   1.02    $   0.64           --      $   1.07
Shares used in computing per share amounts
  Basic........................................    41,508      15,437       (8,421)(1)    48,524
  Diluted......................................    50,287      16,047       (8,754)(1)    57,580

---------------
(1) Reflects the exchange of all Altron stock for Sanmina stock at a ratio of
    0.4545 shares of Sanmina stock for one share of Altron stock

(2) Principal components of the restructuring provision recorded by Sanmina during the nine months ended June 27, 1998 consist of the following:

Write down of assets at closed facilities...................  $  560
Write off of previously recorded goodwill related to closed
  facility..................................................      --
Severance pay for terminated employees......................     950
Professional fees...........................................   1,400
Other.......................................................   1,035
                                                              ------
                                                              $3,945
                                                              ------

                               SANMINA AND ALTRON

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                        NINE MONTHS ENDED JUNE 28, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                 SANMINA      ALTRON     ADJUSTMENTS    BALANCES
                                                 --------    --------    -----------    ---------
Net Sales......................................  $409,195    $122,354     $     --      $531,549
Cost of Sales..................................   320,414      93,512           --       413,926
                                                 --------    --------     --------      --------
Gross Profit...................................    88,781      28,842           --       117,623
                                                 --------    --------     --------      --------
Expenses:
Selling, general and administrative............    29,921       9,724           --        39,645
Amortization expense...........................     1,504          --           --         1,504
                                                 --------    --------     --------      --------
                                                   31,425       9,724           --        41,149
                                                 --------    --------     --------      --------
Operating Income...............................    57,356      19,118           --        76,474
Other income(expense), net.....................    (1,956)      1,262           --          (694)
                                                 --------    --------     --------      --------
Income before provision for income taxes.......    55,400      20,380           --        75,780
Provision for income taxes.....................    19,487       8,225           --        27,712
                                                 --------    --------     --------      --------
Net Income.....................................  $ 35,913    $ 12,155     $     --      $ 48,068
                                                 ========    ========     ========      ========
Basic earnings per share.......................  $  $0.89    $   0.80           --      $   1.02
Diluted earnings per share.....................  $   0.78    $   0.75           --      $   0.89
Shares used in computing per share amounts
  Basic........................................    40,226      15,205       (8,294)(1)    47,137
  Diluted......................................    49,104      16,107       (8,786)(1)    56,425

---------------
(1) Reflects the exchange of all Altron stock for Sanmina stock at a ratio of
    0.4545 shares of Sanmina stock for one share of Altron stock

                               SANMINA AND ALTRON

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                 SANMINA      ALTRON     ADJUSTMENTS    BALANCES
                                                 --------    --------    -----------    ---------
Net Sales......................................  $569,787    $172,428     $     --      $742,215
Cost of Sales..................................   455,576     134,373           --       589,949
                                                 --------    --------     --------      --------
Gross Profit...................................   114,211      38,055           --       152,266
                                                 --------    --------     --------      --------
Expenses:
Selling, general and administrative............    44,010      14,844           --        58,854
Provision for restructuring....................     8,876          --           --         8,876
Amortization expense...........................     2,006          --           --         2,006
                                                 --------    --------     --------      --------
                                                   54,892      14,844           --        69,736
                                                 --------    --------     --------      --------
Operating Income...............................    59,319      23,211           --        82,530
Other income (expense), net....................    (2,462)      1,472           --          (990)
                                                 --------    --------     --------      --------
Income before provision for income taxes.......    56,857      24,683           --        81,540
Provision for income taxes.....................    26,332      10,016           --        36,348
                                                 --------    --------     --------      --------
Net Income.....................................  $ 30,525    $ 14,667     $     --      $ 45,192
                                                 ========    ========     ========      ========
Basic earnings per share.......................  $   0.75    $   0.96           --      $   0.95
Diluted earnings per share.....................  $   0.68    $   0.91           --      $   0.85
Shares used in computing per share amounts
  Basic........................................    40,432      15,333       (8,364)(1)    47,401
  Diluted......................................    49,426      16,039       (8,749)(1)    56,716

---------------
(1) Reflects the exchange of all Altron stock for Sanmina stock at a ratio of
    0.4545 shares of Sanmina stock for one share of Altron stock

(2) Principal components of the restructuring provision recorded by Sanmina during the year ended September 30, 1997 consist of the following:

Write down of assets at closed facilities...................  $3,755
Write off of previously recorded goodwill related to closed
  facility..................................................   1,750
Severance pay for terminated employees......................     779
Professional fees...........................................      --
Other.......................................................   2,592
                                                              ------
                                                              $8,876
                                                              ======

                               SANMINA AND ALTRON

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                 SANMINA      ALTRON     ADJUSTMENTS    BALANCES
                                                 --------    --------    -----------    ---------
Net Sales......................................  $391,982    $165,248     $     --      $557,230
Cost of Sales..................................   305,227     125,079           --       430,306
                                                 --------    --------     --------      --------
Gross Profit...................................    86,755      40,169           --       126,924
                                                 --------    --------     --------      --------
Expenses:
Selling, general and administrative............    29,703      11,969           --        41,672
Amortization expense...........................     1,723          --           --         1,723
                                                 --------    --------     --------      --------
                                                   31,426      11,969           --        43,395
                                                 --------    --------     --------      --------
Operating Income...............................    55,329      28,200           --        83,529
Other income(expense), net.....................    (1,345)      1,637           --           292
                                                 --------    --------     --------      --------
Income before provision for income taxes.......    53,984      29,837           --        83,821
Provision for income taxes.....................    17,419      12,122           --        29,541
                                                 --------    --------     --------      --------
Net Income.....................................  $ 36,565    $ 17,715     $     --      $ 54,280
                                                 ========    ========     ========      ========
Basic earnings per share.......................  $   0.93    $   1.17           --      $   1.17
Diluted earnings per share.....................  $   0.84    $   1.11           --      $   1.05
Shares used in computing per share amounts
  Basic........................................    39,356      15,143       (8,261)(1)    46,238
  Diluted......................................    47,490      16,009       (8,733)(1)    54,766

---------------
(1) Reflects the exchange of all Altrons stock for Sanmina stock at a ratio of
    0.4545 shares of Sanmina stock for one share of Altron stock

                               SANMINA AND ALTRON

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                 SANMINA      ALTRON     ADJUSTMENTS    BALANCES
                                                 --------    --------    -----------    ---------
Net Sales......................................  $271,757    $143,867     $     --      $415,624
Cost of Sales..................................   216,814     109,858                    326,672
                                                 --------    --------     --------      --------
Gross Profit...................................    54,943      34,009           --        88,952
                                                 --------    --------     --------      --------
Expenses:
Selling, general and administrative............    22,301      10,704           --        33,005
Amortization expense...........................       291          --           --           291
                                                 --------    --------     --------      --------
                                                   22,592      10,704           --        33,296
                                                 --------    --------     --------      --------
Operating Income...............................    32,351      23,305           --        55,656
Other income (expense), net....................      (841)        958           --           117
                                                 --------    --------     --------      --------
Income (loss) before provision for income taxes
  and extraordinary item.......................    31,510      24,263           --        55,773
Provision (benefit) for income taxes...........    11,257       9,705           --        20,962
                                                 --------    --------     --------      --------
Income (loss) before extraordinary item........    20,253      14,558           --        34,811
Extraordinary item:
Gain from exchange of convertible subordinated
  debentures for common stock, net of
  expenses.....................................     1,833          --           --         1,833
                                                 --------    --------     --------      --------
Net Income.....................................  $ 22,086    $ 14,558     $     --      $ 36,644
                                                 ========    ========     ========      ========
Basic earnings per share
  Income before extraordinary item.............  $   0.53    $   1.05                   $   0.78
  Extraordinary item...........................      0.05          --                       0.04
                                                 --------    --------                   --------
  Net Income...................................  $   0.58    $   1.05                   $   0.82
Diluted earnings per share
  Income before extraordinary item.............  $   0.51    $   0.98                   $   0.75
  Extraordinary item...........................      0.05          --                       0.04
                                                 --------    --------                   --------
  Net Income...................................  $   0.56    $   0.98                   $   0.79
Shares used in computing per share amounts
  Basic........................................    38,100      13,887       (7,575)(1)    44,412
  Diluted......................................    40,348      14,795       (8,071)(1)    47,072

---------------
(1) Reflects the exchange of all Altron stock for Sanmina stock at a ratio of
    0.4545 shares of Sanmina stock for one share of Altron stock

                               SANMINA AND ALTRON

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 JUNE 27, 1998
                                 (IN THOUSANDS)

                                                                                        PRO FORMA
                                                   SANMINA     ALTRON    ADJUSTMENTS    BALANCES
                                                   --------   --------   -----------    ---------
                                             ASSETS
CURRENT ASSETS
  Cash and cash equivalents......................  $ 25,357   $ 12,944          --      $ 38,301
  Short-term investments.........................   109,522     13,191          --       122,713
  Accounts receivable, net.......................    95,058     26,067          --       121,125
  Inventories....................................    70,874     33,271          --       104,145
  Deferred income taxes..........................     9,115         --          --         9,115
  Prepaid expenses and other.....................     3,399      3,724          --         7,123
                                                   --------   --------    --------      --------
  Total Current Assets...........................   313,325     89,197          --       402,522
Property, plant & equipment, net.................   111,111     70,068          --       181,179
Deposits and other...............................    18,927      4,762          --        23,689
                                                   --------   --------    --------      --------
          Total Assets...........................  $443,363   $164,027    $     --      $607,390
                                                   ========   ========    ========      ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable...............................  $ 73,510   $ 16,299    $  1,600(1)   $ 91,409
  Accrued liabilities............................    39,029      6,014          --        45,043
  Income taxes payable...........................     4,737         --          --         4,737
                                                   --------   --------    --------      --------
          Total Current Liabilities..............   117,276     22,313       1,600       141,189
                                                   --------   --------    --------      --------
LONG TERM LIABILITIES
  Convertible subordinated notes.................    95,607         --          --        95,607
  Other liabilities..............................     2,961     16,958          --        19,919
                                                   --------   --------    --------      --------
Total long-term liabilities......................    98,568     16,958          --       115,526
                                                   --------   --------    --------      --------

                                      STOCKHOLDERS' EQUITY
  Common stock and additional paid-in capital....    98,124     41,354          --       139,478
  Unrealized holding gain on investments.........       152         --          --           152
  Retained earnings..............................   129,243     83,679      (1,600)(1)   211,322
  Treasury Stock.................................        --       (277)         --          (277)
                                                   --------   --------    --------      --------
TOTAL STOCKHOLDERS' EQUITY.......................   227,519    124,756      (1,600)      350,675
                                                   --------   --------    --------      --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......  $443,363   $164,027    $     --      $607,390
                                                   ========   ========    ========      ========

---------------
(1) Reflects expenses of Merger of $1.6 million.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                   FINANCIAL STATEMENTS OF SANMINA AND ALTRON

NOTE 1.  BASIS OF PRESENTATION

     The unaudited pro forma combined balance sheet as of June 27, 1998 gives effect to the Merger as if it had occurred on June 27, 1998, and combines the unaudited consolidated balance sheet of Sanmina as of June 27, 1998 and the unaudited consolidated balance sheet of Altron as of July 4, 1998. The unaudited pro forma combined statements of income for all periods presented give effect to the Merger as if it had occurred on October 1, 1994. Altron has a fiscal year that ends on the closest Saturday to December 31 of each year. For purposes of the unaudited pro forma combined statements of income, Altron's consolidated statements of income for each of the three fiscal years ended January 3, 1998, and for the nine month periods ended June 28, 1997 and July 4, 1998, have been combined with Sanmina's consolidated statements of income for each of the three fiscal years ended September 30, 1997, and the nine month periods ended June 28, 1997 and June 27, 1998. As a result, Altron's results for the three month period ended January 3, 1998 are included in the unaudited pro forma combined statement of operations data for both the twelve months ended September 30, 1997 and the nine months ended June 27, 1998, and results for the three month period ended December 28, 1996 are included in the unaudited pro forma combined statement of operations data for both the twelve months ended September 30, 1996 and the nine months ended June 28, 1997. Revenues and net income of Altron for the three month periods ended January 3, 1998 and December 28, 1996 were $47,159,000 and $3,167,000 and $38,626,000 and $4,180,000, respectively. No adjustments were necessary to conform the accounting policies of the combining companies.

     These unaudited pro forma combined condensed financial statements reflect the issuance of 7,074,131 shares of Sanmina common stock in exchange for an aggregate of 15,564,645 shares of Altron common stock (outstanding at July 4, 1998) in connection with the Merger, based on the Exchange Ratio of 0.4545.

NOTE 2.  PRO FORMA NET INCOME PER SHARE

     The pro forma combined earnings per share calculations are based on the combined basic and diluted weighted average number of shares outstanding of Sanmina and Altron based upon an exchange ratio of 0.4545 of a share of Sanmina Common Stock for each share of Altron Common Stock.

NOTE 3.  MERGER RELATED EXPENSES OF SANMINA AND ALTRON

     Sanmina and Altron estimate that they will incur merger-related expenses, consisting primarily of transaction costs for investment banker fees, attorneys, accountants, financial printing and other related charges, of approximately $1.6 million. This estimate is preliminary and is therefore subject to change. These nonrecurring expenses will be charged to operations during the period in which the Merger is consummated. The pro forma combined balance sheet gives effect to such expenses as if they had been incurred as of June 27, 1998, but the pro forma condensed statements of income do not give effect to such expenses as such expenses are non-recurring.

                                                                         ANNEX I

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF SEPTEMBER 2, 1998

                                     AMONG

                              SANMINA CORPORATION,

                       SANM ACQUISITION SUBSIDIARY, INC.

                                      AND

                              ALTRON INCORPORATED

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I
                                   THE MERGER

SECTION 1.1   The Merger..................................................    1
SECTION 1.2   Closing.....................................................    1
SECTION 1.3   Effective Time..............................................    1
SECTION 1.4   Effects of the Merger.......................................    2
SECTION 1.5   Articles of Organization and Bylaws.........................    2
SECTION 1.6   Directors...................................................    2
SECTION 1.7   Officers....................................................    2
SECTION 1.8   Effect on Capital Stock.....................................    2
SECTION 1.9   Dissenting Shares...........................................    3
SECTION 1.10  Exchange of Certificates....................................    3

ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 2.1   Organization, Standing and Corporate Power..................    5
SECTION 2.2   Subsidiaries................................................    6
SECTION 2.3   Capital Structure...........................................    6
SECTION 2.4   Authority; Noncontravention.................................    6
SECTION 2.5   SEC Documents...............................................    7
SECTION 2.6   Information Supplied........................................    8
SECTION 2.7   Absence of Certain Changes or Events........................    8
SECTION 2.8   Litigation..................................................    8
SECTION 2.9   Contracts...................................................    9
SECTION 2.10  Compliance with Laws........................................    9
SECTION 2.11  Labor Matters...............................................   10
SECTION 2.12  Absence of Changes in Benefit Plans.........................   11
SECTION 2.13  ERISA Compliance............................................   11
SECTION 2.14  Taxes.......................................................   12
SECTION 2.15  No Excess Parachute Payments................................   13
SECTION 2.16  Title to Properties.........................................   13
SECTION 2.17  Intellectual Property.......................................   13
SECTION 2.18  Voting Requirements.........................................   13
SECTION 2.19  State Takeover Statutes.....................................   14
SECTION 2.20  Brokers; Schedule of Fees and Expense.......................   14
SECTION 2.21  Opinion of Financial Advisor................................   14
SECTION 2.22  Accounting Matters..........................................   14
SECTION 2.23  Equipment and Other Personal Property Leases................   14
SECTION 2.24  Product and Service Warranties..............................   14
SECTION 2.25  Orders, Commitments and Returns.............................   14
SECTION 2.26  Customers...................................................   15
SECTION 2.27  Suppliers...................................................   15
SECTION 2.28  Inventory...................................................   15

                                                                            PAGE
                                                                            ----
ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

SECTION 3.1   Organization, Standing and Corporate Power..................   15
SECTION 3.2   Capital Structure...........................................   15
SECTION 3.3   Authority; Noncontravention.................................   16
SECTION 3.4   SEC Documents...............................................   17
SECTION 3.5   Information Supplied........................................   17
SECTION 3.6   Absence of Certain Changes or Events........................   17
SECTION 3.7   Litigation..................................................   18
SECTION 3.8   Contracts...................................................   18
SECTION 3.9   Compliance with Laws........................................   18
SECTION 3.10  Labor Matters...............................................   20
SECTION 3.11  Absence of Changes in Benefit Plans.........................   20
SECTION 3.12  Taxes.......................................................   20
SECTION 3.13  Title to Properties.........................................   20
SECTION 3.14  Intellectual Property.......................................   21
SECTION 3.15  Voting Requirements.........................................   21
SECTION 3.16  Brokers; Schedule of Fees and Expense.......................   21
SECTION 3.17  Opinion of Financial Advisor................................   21
SECTION 3.18  Accounting Matters..........................................   21
SECTION 3.19  Interim Operations of Sub...................................   21
SECTION 3.20  Customers...................................................   21
SECTION 3.21  Inventory...................................................   21
SECTION 3.22  Product and Service Warranties..............................   21

ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

SECTION 4.1   Conduct of Business by the Company..........................   22
SECTION 4.2   Conduct of Business by Parent...............................   23

ARTICLE V

                             ADDITIONAL AGREEMENTS

SECTION 5.1   Preparation of Registration Statement and Proxy Statement...   24
SECTION 5.2   Shareholders Meeting........................................   24
SECTION 5.3   Access to Information; Confidentiality......................   24
SECTION 5.4   No Solicitation.............................................   25
SECTION 5.5   Fees and Expenses...........................................   27
SECTION 5.6   Certain Fees................................................   27
SECTION 5.7   Public Announcements........................................   28
SECTION 5.8   Letters of the Company's Accountants........................   28
SECTION 5.9   Letters of Parent's Accountants.............................   28
SECTION 5.10  Affiliates..................................................   28
SECTION 5.11  Pooling of Interests........................................   29
SECTION 5.12  Tax Treatment...............................................   29
SECTION 5.13  FIRPTA......................................................   29

                                                                            PAGE
                                                                            ----
SECTION 5.14  Stock Options...............................................   29
SECTION 5.15  NMS Listing.................................................   30
SECTION 5.16  Indemnification and Insurance...............................   30
SECTION 5.17  Stop Transfer...............................................   31
SECTION 5.18  Non-Competition Agreements..................................   31
SECTION 5.19  Certain Tax Matters.........................................   32
SECTION 5.20  Reasonable Efforts; Notification............................   32
SECTION 5.21  Parent Benefit Plans........................................   33

ARTICLE VI

                       CONDITIONS PRECEDENT TO THE MERGER

SECTION 6.1   Conditions to Obligations of Each Party to Effect the
              Merger......................................................   33
SECTION 6.2   Additional Conditions to Obligation of the Company..........   33
SECTION 6.3   Additional Conditions to Obligations of Parent and Sub......   34

ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

SECTION 7.1   Termination.................................................   35
SECTION 7.2   Effect of Termination.......................................   36
SECTION 7.3   Amendment...................................................   36
SECTION 7.4   Extension; Waiver...........................................   36

ARTICLE VIII

                               GENERAL PROVISIONS

SECTION 8.1   Nonsurvival of Representations and Warranties...............   36
SECTION 8.2   Notices.....................................................   36
SECTION 8.3   Definitions.................................................   37
SECTION 8.4   Interpretation..............................................   38
SECTION 8.5   Counterparts................................................   38
SECTION 8.6   Entire Agreement; No Third-Party Beneficiaries..............   38
SECTION 8.7   Governing Law...............................................   38
SECTION 8.8   Assignment..................................................   38
SECTION 8.9   Enforcement.................................................   38
SECTION 8.10  Severability................................................   38

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of September 2, 1998, among Sanmina Corporation, a Delaware corporation ("Parent"), SANM Acquisition Subsidiary, Inc., a Massachusetts Corporation and a wholly owned subsidiary of Parent ("Sub"), and Altron Incorporated, a Massachusetts corporation (the "Company").

                                    RECITALS

     A. The respective Boards of Directors of Parent, Sub and the Company, and Parent, acting as the sole shareholder of Sub, have approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.05 per share, of the Company ("Company Common Stock"), other than Company Common Stock owned by Parent, Sub or the Company, will be converted into the right to receive common stock, par value $.01 per share, of Parent ("Parent Common Stock").

     B. Substantially concurrently herewith and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and certain shareholders of the Company have entered into a Shareholder Agreement in the form attached hereto as Exhibit A (the "Shareholder Agreement").

     C. Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     D. For Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     E. For financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the MBCL. At the election of Parent, any direct or indirect wholly owned subsidiary (as defined in Section 8.3) of Parent may be substituted for Sub as a constituent corporation in the Merger. In such event, the parties hereto agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

     SECTION 1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (the "Closing Date"), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, CA 94304, unless another date or place is agreed to in writing by the parties hereto.

     SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file articles of merger or other appropriate documents (in any such case, the "Articles of Merger") executed in accordance with the relevant provisions of the MBCL and shall make all other filings or recordings required under the MBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Massachusetts Secretary of State, or at such other time as Parent and the Company shall agree should be specified in the Articles of Merger (the time the Merger becomes effective being the "Effective Time").

     SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 80 of the MBCL.

     SECTION 1.5  Articles of Organization and Bylaws.

          (a) The Articles of Organization of Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, except that the name of the Surviving Corporation in such Articles of Organization will be changed to be "Altron Incorporated".

          (b) The Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.6 Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.8 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company and each share of Company Common Stock that is owned by Parent or Sub shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

          (c) Conversion of Company Common Stock. Subject to Section 1.10(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 1.8(b) and other than as provided in Section 1.9) shall be converted into the right to receive
     0.4545 (the "Exchange Ratio") of a duly authorized, fully paid and nonassessable share of Parent Common Stock (the "Share Consideration"). Notwithstanding the foregoing, in the event that Effective Time Parent Price (as defined below) is less than $30.00, the Exchange Ratio shall be adjusted to a fraction, the numerator of which shall be 13.635 and the denominator of which shall be the Effective Time Parent Price; provided that in no event shall the Exchange Ratio be adjusted to an amount greater than 0.5681 (13.635/24). The Effective Time Parent Price shall be the average of the last reported sale price of Parent Common Stock on the Nasdaq National Market during the 10 trading days ending on the trading day which is one day prior to the date of the Shareholders Meeting. In the event that the Effective Time Parent Price is not at least $24.00, the Company may, with no further liability or obligation to the other party, terminate this Agreement. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.10, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassifica-tion, recapitalization, split, combination or exchange of shares or if Parent pays an extraordinary dividend, the Exchange Ratio shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange or extraordinary dividend.

          (d) Stock Options; Employee Stock Purchase Plan. At the Effective Time, all options to purchase shares of Company Common Stock ("Stock Options") granted under the Company's stock option plans (collectively, the "Stock Option Plans") shall be assumed by Parent in accordance with Section
     5.14 (including vested and unvested options). At the Effective Time, in accordance with the terms of the Company's 1995 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), all rights to purchase shares of Company Common Stock under the Employee Stock Purchase Plan shall be converted into rights to purchase a number of shares of Parent Common Stock as provided in the Employee Stock Purchase Plan in accordance with the Exchange Ratio.

     SECTION 1.9  Dissenting Shares.

          (a) Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Company Common Stock who has demanded and perfected appraisal rights for such shares in accordance with the MBCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares"), shall not be converted into or represent a right to receive Parent Common Stock pursuant to Section 1.8(c), but the holder thereof shall only be entitled to such rights as are granted by the MBCL.

          (b) Notwithstanding the provisions of subsection (a), if any holder of shares of Company Common Stock who demands appraisal of such shares under the MBCL shall effectively withdraw the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Parent Common Stock, without interest thereon.

          (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the MBCL and received by the Company which relate to any such demand for appraisal and
     (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under the MBCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock or offer to settle or settle any such demands if the settlement is in excess of $25,000 in any case or $250,000 in the aggregate.

     SECTION 1.10  Exchange of Certificates.

          (a) Exchange Agent. As of the Effective Time, Parent shall deposit with Norwest Bank Minnesota, N.A. or such other bank or trust company as may be designated by Parent (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payments in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 1.8 in exchange for outstanding shares of Company Common Stock.

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.8(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and
     (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of Section 1.8 after taking into account all the shares of Company Common Stock then held by such holder under all such Certificates so surrendered, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.10(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 1.10(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.10(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock as contemplated by
     Section 1.10(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 1.10(c). No interest will be paid or will accrue on any cash payable pursuant to Sections 1.10(c) or 1.10(e).

          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.10(e) until the holder of record of such Certificate shall surrender such Certificate. Following surrender of any such Certificate, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.10(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

          (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 1.10(c) or 1.10(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the term of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 1.10.

        (e) No Fractional Shares.

             (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

             (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes which may be required thereon, equal to such fractional part of a share of Parent Common Stock multiplied by the per share closing price of Parent Common Stock on the date of the Shareholders Meeting, as such price is reported on the Nasdaq Stock Market National Market (as reported by The Wall Street Journal, or, if not reported thereby, any other authoritative source). Parent will deposit into the Exchange Fund cash sufficient to fund this amount on the Closing Date.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

          (g) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth on the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Sub as follows (it being understood that disclosure in one instance is sufficient for all purposes if the context thereof is reasonably evident and it being understood that disclosure of an item is not to be construed as an admission of any fact):

     SECTION 2.1 Organization, Standing and Corporate Power. The Company and each of its subsidiaries (as defined in Section 8.3) is a corporation duly organized, validly existing and in good corporate standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted. The Company and each of its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in any such jurisdiction where the failure to be so qualified or licensed individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on the Company. The Company has delivered to Parent complete and correct copies of the Articles of Organization and Bylaws, in each case as amended to the date hereof, of the Company and of each of its subsidiaries.

     SECTION 2.2 Subsidiaries. Except as set forth in Section 2.2 of the Company Disclosure Schedule, the Company has no subsidiaries and does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

     SECTION 2.3 Capital Structure. The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). At the close of business on August 31, 1998, (a) 15,626,298 shares of Company Common Stock were issued and outstanding, (b) 235,581 shares of Company Common Stock were held by the Company in its treasury, (c) 4,452,196 shares of Company Common Stock were reserved for issuance pursuant to outstanding Stock Option Plans and
(d) 390,657 shares of Company Common Stock were reserved for issuance pursuant to the Employee Stock Purchase Plan. Except as set forth above, at the close of business on August 31, 1998, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Stock Option Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party, or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are not any outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of capital stock of the Company.

     All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (any of which, a "Lien" and collectively, "Liens") or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company.

     SECTION 2.4 Authority; Noncontravention. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the holders of two thirds ( 2/3) of the outstanding shares of Company Common Stock, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to approval of this Agreement by the holders of two thirds ( 2/3) of the outstanding shares of Company Common Stock. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or of any of its subsidiaries under any provision of (a) the Articles of Organization or Bylaws of the Company or any provision of the comparable charter or organizational documents of any of the Company's subsidiaries, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or to any of its subsidiaries or their respective properties or assets or (c), subject to the governmental filings and other matters referred to in the following sentence, any (i) statute, law, ordinance, rule or regulation or (ii) judgment, order or decree applicable to the Company or to any of its subsidiaries or their respective or properties or assets, other than, in the case of clause (b) and clause (c)(i), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a material adverse effect on the Company, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any third party, including any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the filing of a Premerger Notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (2) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement relating to the approval by the Company's shareholders of this Agreement (as amended or supplemented from time to time, the "Proxy Statement") and such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) the filing of the Articles of Merger with the Massachusetts Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and
(4) such other consents, approvals, orders, authorizations, registrations declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a material adverse effect on the Company or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

     SECTION 2.5 SEC Documents. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later-filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments). Except as set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Company SEC Documents"), since the completion of the audit of the Company's financial statements at and for the period ended December 31, 1997, the Company has not incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities incurred in the ordinary course of business, liabilities which are not required to be disclosed on a balance sheet and/or in the footnotes thereto in accordance with GAAP and liabilities which, individually or in the aggregate would not, in the exercise of reasonable business judgment, be expected to have a material adverse effect on the Company.

     SECTION 2.6 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it is first mailed to the Company's shareholders and at the time of the meeting of the Company's shareholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation is made by the Company in this Agreement with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

     SECTION 2.7 Absence of Certain Changes or Events. Except as disclosed in the Filed Company SEC Documents, since the date of the most recent audited financial statements included in the Filed Company SEC Documents, the Company has conducted its business only in the ordinary course consistent with past practice, and there has not been:

          (a) any material adverse change (as defined in Section 8.3) in the Company or any of its subsidiaries;

          (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock;

          (c) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock;

          (d) (x) any granting by the Company or any of its subsidiaries to any Named Executive Officer of the Company (as identified in the Company's proxy statement for its 1998 annual meeting of stockholders) of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect an of the date of the most recent audited financial statements included in the Filed Company SEC Documents, (y) any granting by the Company or any of its subsidiaries to any Named Executive Officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed Company SEC Documents or (z) any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any Named Executive Officer;

          (e) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles;

          (f) any tax election that individually or in the aggregate would have a material adverse effect on the Company or any of its tax attributes or any settlement or compromise of any material income tax liability;

          (g) any agreement, whether in writing or otherwise, to take any action described in this Section 2.7.

     SECTION 2.8 Litigation. There is no suit, action or proceeding pending or, to the knowledge of the Company, threatened in writing since December 31, 1997 against or directly affecting the Company or any of its subsidiaries that individually or in the aggregate would have a material adverse effect on the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation by any Governmental Entity pending that involves, the Company or any of its subsidiaries that individually or in the aggregate would have a material adverse effect on the Company.

     SECTION 2.9 Contracts. Except as disclosed in the Filed Company SEC Documents, there is no contract or agreement that is of a nature required to be filed as an exhibit to a report on Form 10-Q or 10-K required to be filed by the Company or any of its subsidiaries under the Exchange Act and the rules and regulations promulgated thereunder (such type of contract or agreement is hereinafter referred to as a "Contract"). Neither the Company nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Contract, except for violations or defaults that individually or in the aggregate would not have a material adverse effect on the Company. Except as disclosed in the Filed Company SEC Documents, the Company has not entered into any contract, agreement, arrangement or understanding with any affiliate of the Company.

     SECTION 2.10  Compliance with Laws.

          (a) The Company and each of its subsidiaries is in compliance with all applicable statutes, laws, ordinances, regulations, rules, judgments, decrees and orders of any Governmental Entity (collectively, "Legal Provisions") applicable to its business or operations, except for instances of possible noncompliance that, individually or in the aggregate, would not have a material adverse effect on the Company or prevent or materially delay the consummation of the Merger. The Company and each of its subsidiaries has in effect all Federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights, including all authorizations under Environmental Laws (as hereinafter defined) ("Permits"), necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under, or violation of, any such Permit, except for the lack of Permits and for defaults under, or violations of, Permits which lack, default or violation individually or in the aggregate would not have a material adverse effect on the Company. Except as disclosed in the Filed Company SEC Documents, since December 31, 1997, the Company has not received any notice or other communication from any Governmental Entity alleging any violation of any Legal Provision by the Company, other than any such notice or communication relating to any actual or alleged violation the consequences of which would not have a material adverse effect on the Company or relating to any actual or alleged violation that has since the receipt of such notice been cured by the Company within the time frame, if any, specified for cure in such notice.

          (b) The term "Hazardous Material" means any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment. The term "Business Facility" means any property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by the Company or any of its subsidiaries in connection with the operation of its business. The term "Disposal Site" means a landfill, disposal agent, waste hauler or recycler of Hazardous Materials. The term "Environmental Laws" means all applicable laws, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean air Act, the Hazardous Materials Transportation Act, the Clean Water Act, comparable laws, rules, regulations, orders, treaties, statutes, and codes of other Governmental Authorities, the regulations promulgated pursuant to any of the foregoing, and all amendments and modifications of any of the foregoing, all as amended to date. The term "Hazardous Materials Activity" means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product containing a Hazardous Material. The term "Environmental Permit" means any approval, permit, license, clearance or consent required to be obtained from any private person or any Governmental Authority with respect to a Hazardous Materials Activity which is or was conducted by the Company or any of its subsidiaries.

          (c) Except in compliance with Environmental Laws in a manner that could not reasonably be expected to subject the Company or any of its subsidiaries to material liability, to Company's knowledge no Hazardous Materials are present on any Business Facility. There are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any Business Facility currently owned, operated, occupied, controlled or leased by the Company or any of its subsidiaries or as a consequence of the acts of the Company or any of its subsidiaries or their agents where the result would be material and adverse.

          (d) The Company and each of its subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. To the knowledge of the Company, the Hazardous Materials Activities of the Company and each of its subsidiaries have not resulted in the exposure of any person to a Hazardous material in a manner which has or will result in a material liability to the Company.

          (e) The Company has all Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of the company and each of its subsidiaries as such activities are currently being conducted, except for those permits the absence of which could not reasonably be expected to result in a material adverse effect on the Company. All such Environmental Permits are valid and in full force and effect except where the result would not be material. The Company and its subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities except where the result would not be materially adverse. To the knowledge of the Company, no circumstance exists which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee except where the result would not be materially adverse.

          (f) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of the Company, threatened since December 31, 1997, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Company or any of its subsidiaries, or to any Business Facility currently owned, operated, occupied, controlled or leased by the Company or any of its subsidiaries, or to the knowledge of the Company, pending or threatened with respect to any other Business Facility.

          (g) To the knowledge of the Company, no action, proceeding, liability or claim exists or is threatened against the Company or any of its subsidiaries with respect to any transfer or release of Hazardous Materials to a Disposal Site which could reasonably be expected to subject the Company or any of its subsidiaries to material liability.

          (h) The Company has delivered to Parent or made available for inspection by Parent and its agents and employees all records in the Company's possession concerning the Hazardous Materials Activities of the Company and each of its subsidiaries and all environmental audits and environmental assessments of any Business Facility conducted at the request of, or otherwise in the possession of, the Company or any of its subsidiaries.

     SECTION 2.11 Labor Matters. There are no collective bargaining agreements or other labor union agreements to which the Company or any of its subsidiaries is a party, or by which it is bound. The Company and each of its subsidiaries is in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice except where the failure to be in compliance would not have a material adverse effect on the Company. There is no unfair labor practice complaint against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or the United States Department of Labor. There is no labor strike, dispute, slowdown or stoppage in progress or, to the knowledge of the Company, threatened against or involving the Company or any of its subsidiaries. To the

Company's knowledge, there is no overtly threatened organizing or similar activity relating to the formation of a collective bargaining unit to represent the Company's employees. No written agreement restricts the Company or any of its subsidiaries from relocating, closing or terminating any of its operations or facilities. Neither the Company nor any of its subsidiaries has, in the past three years, experienced any labor strike, dispute, slowdown, stoppage or other labor difficulty.

     SECTION 2.12 Absence of Changes in Benefit Plans. Except as disclosed in the Filed Company SEC Documents, since the date of the most recent audited financial statements included in the Filed Company SEC Documents, there has not been any adoption or amendment in any material respect by the Company or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company (collectively, "Benefit Plans"). Except as disclosed in a writing by the Company to the Parent concurrent with the execution of this Agreement (such disclosure being hereafter referred to as the "Employee Matters Disclosure") or in the Filed Company SEC Documents, there exist no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Company, any current or former employee, officer or director of the Company, which is either currently effective or will become effective at the Closing Date.

     SECTION 2.13  ERISA Compliance.

          (a) There has been made available to Parent all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in
     Section 3(l) of ERISA), "employee benefit plans" (as defined in Section 3(3) of ERISA), which are maintained in connection with any trust described in Section 501(c)(9) of the Code, and all other Benefit Plans maintained, or contributed to, by the Company or any person or entity that, together with the Company, is treated as a single employer under Section 414(b),
     (c), (m) or (o) of the Code (the Company and each such other person or entity, a "Commonly Controlled Entity") for the benefit of any current or former employees, officers or directors of the Company. The Company has made available to Parent true, complete and correct copies of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and
     (iv) each trust agreement and group annuity contract relating to any Benefit Plan. Each Benefit Plan has been administered in all material respects in accordance with its terms. The Company and all the Benefit Plans are all in compliance in all material respects with applicable provisions of ERISA and the Code.

          (b) Neither the Company nor any Commonly Controlled Entity has maintained, contributed or been obligated to contribute to any Benefit Plan that is subject to Title IV of ERISA.

          (c) With respect to any Benefit Plan that is an employee welfare benefit plan, there are no agreements, written or oral, that would prevent any such plan (including any such plan covering retirees or other former employees) from being amended or terminated without material liability to the Company on or at any time after the Effective Time.

          (d) Neither the Company nor any of its subsidiaries contributes to or has any material liability to the Pension Benefit Guaranty Corporation or any other person, plan or entity under or with respect to (i) a pension plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a multi-employer pension plan, as defined in Section 3(37) of ERISA or (iii) an employee welfare benefit plan. Neither the Company nor any of its subsidiaries maintains an employee welfare benefit plan providing health or medical benefits for retired employees.

          (e) No employee welfare benefit plan of the company or any of its subsidiaries provides for continuing benefits or coverage after termination or retirement from employment, except with respect to any "group health plan" as defined in Section 4980B(g) of the Code and Section 607 of ERISA and except as provided for under certain state laws. With respect to any Benefit Plan which is a "group health plan," as so defined, the Company warrants that in all "qualified events" (including those resulting from the Merger) occurring prior to or on the Closing Date, the Company has or will offer to its eligible employees and their "qualified beneficiaries" the opportunity to elect continuation coverage under Section 602 of ERISA to the extent required by ERISA Sections 601-607 and will provide that coverage, if elected, at no expense to Parent.

          (f) There is no Benefit Plan covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of an amount that would not be deductible pursuant to the terms of Sections 280G or 162 of the Code.

          (g) Neither the Company nor any of its subsidiaries nor any of their "affiliates" (as defined in ERISA) has ever participated in or withdrawn from a multi-employer plan as defined in Section 4001(a)(3) of Title IV of ERISA, and neither the Company nor any of its subsidiaries has incurred or owes any liability as a result of any partial or complete withdrawal by any employer from such a multi-employer plan as described under Sections 4201, 4203, or 4205 of ERISA.

          (h) To the Company's knowledge, no employee of the Company or any of its subsidiaries is obligated under any agreement or judgment that would conflict with such employee's obligation to use his best efforts to promote the interests of the Company or would conflict with the Company's business as conducted or proposed to be conducted. To knowledge of the Company, no employee of the Company or any of its subsidiaries is in violation of the terms of any employment agreement or any other agreement relating to such employee's relationship with any previous employer and no litigation is pending or to the Company's knowledge, threatened in writing with regard thereto.

          (i) The Company will, promptly after the date of this Agreement, provide Parent with a schedule listing all outstanding Stock Options as of September 1, 1998, showing for each such option: (i) the number of shares issuable, (ii) the number of vested shares, (iii) the date of expiration and (iv) the exercise price.

          (j) Except as set forth on the Employee Matters Disclosure, no employee of the Company will be entitled to any additional compensation or benefits or any acceleration of the time of payment or vesting of any compensation or benefits under any Benefit Plan as a result of the transactions contemplated by this Agreement.

          (k) The deduction of any amount payable pursuant to the terms of the Benefit Plans will not be subject to disallowances under Section 162(m) of the Code.

     SECTION 2.14 Taxes. The Company has filed all tax returns and reports required to be filed by it and has paid all taxes required to be paid by it (as shown on such returns and reports), and the most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all taxes payable by the Company for all taxable periods and portions thereof through the date of such financial statements. No material deficiencies for any taxes have been proposed, asserted or assessed by any taxing authority against the Company, nor is there, to the Company's knowledge, any reasonable basis for the assertion of any such deficiency. No requests for waivers of the time to assess any such taxes are pending. No material special charges, penalties, fines, liens, or similar encumbrances have been asserted against the Company with respect to payment of or failure to pay any taxes. The Company has not executed or filed with any taxing authority any agreements extending the period for assessment or collection of any taxes. Proper amounts have been withheld by the Company from employee compensation payments for all periods in compliance with the tax withholding provisions of applicable federal and state laws. None of the Federal income tax returns of the Company have been examined by the United States Internal Revenue Service for the fiscal years through January 3, 1998. The Company has not taken any action nor does it have any knowledge of any fact or circumstance that would prevent or is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. As used in this Agreement, "taxes" shall include all Federal, state, local and foreign income, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever.

     SECTION 2.15 No Excess Parachute Payments. Except as specifically identified in the Employee Matters Disclosure, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its subsidiaries who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code). No such person is entitled to receive any additional payment from the Company, the Surviving Corporation or any other person (a "Parachute Gross-Up Payment") in the event that the excise tax of Section 4999(a) of the Code is imposed on such person. No officer, director or employee of the Company or any of its subsidiaries has been granted any right to receive any Parachute Gross-up Payment by the Company or any of its subsidiaries.

     SECTION 2.16 Title to Properties. The Company and each of its subsidiaries has good and marketable title to, or valid leasehold interests in, all its material properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate would not materially interfere with the ability of the Company or any of its subsidiaries to conduct its business as currently conducted. All such material assets and properties, other than assets and properties in which the Company or any of its subsidiaries has a leasehold interest, are free and clear of all Liens and except for Liens that (A) are created, arise or exist under or in connection with any of the contracts or other matters referred to in the Company Disclosure Schedule or in the Company SEC Documents or the exhibits thereto, (B) relate to any taxes or other governmental charges or levies that are not yet due and payable, (C) relate to, or are created, arise or exist in connection with, any legal proceeding that is being contested in good faith, or
(D) individually or in the aggregate would not materially interfere with the ability of the Company and each of its subsidiaries to conduct their business as currently conducted ("Company Permitted Liens"). The Company and each of its subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. The Company and/or one or more of its subsidiaries enjoys peaceful and undisturbed possession under all such material leases, except for failures to do so that would not individually or in the aggregate have a material adverse effect on the Company.

     SECTION 2.17 Intellectual Property. The Company owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, "Intellectual Property Rights") which are material to the conduct of the business of the Company and its subsidiaries taken as a whole. No claims are pending or, to the knowledge of the Company, threatened in writing that the Company or any of its subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right except for claims which, if determined adversely to the Company, would not have a material adverse effect on the Company. To the knowledge of the Company, no person is infringing the rights of the Company or any of its subsidiaries with respect to any Intellectual Property Right except where such infringement has not had, and could not reasonably be expected to have, a material adverse effect on the Company. Neither the Company nor any of its subsidiaries has licensed, or otherwise granted, to any third party, any rights in or to any Intellectual Property Rights which are material to the conduct of the business of the Company and its subsidiaries taken as a whole.

     SECTION 2.18 Voting Requirements. The affirmative vote of the holders of two thirds (2/3) of the outstanding shares of Company Common Stock at the Shareholders Meeting to approve this Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

     SECTION 2.19 State Takeover Statutes. The Board of Directors of the Company have approved the Merger, this Agreement and the Shareholder Agreement, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Shareholder Agreement and the transactions contemplated by this Agreement and the Shareholder Agreement, the provisions of Section 110F of the MBCL to the extent, if any, such Section is applicable to the Merger, this Agreement, the Shareholder Agreement and the transactions contemplated by this Agreement and the Shareholder Agreement. To the Company's knowledge, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Shareholder Agreement or the transactions contemplated by this Agreement or the Shareholder Agreement.

     SECTION 2.20 Brokers; Schedule of Fees and Expense. No broker, investment banker, financial advisor or other person, other than Needham & Company, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     SECTION 2.21 Opinion of Financial Advisor. The Company has received the opinion of Needham & Company, dated the date hereof, to the effect that, as of such date, the consideration to be received in the Merger by the Company's shareholders is fair to the Company's shareholders from a financial point of view. A copy of such opinion has been delivered to Parent for informational purposes only.

     SECTION 2.22 Accounting Matters. The Company has not taken or agreed to take any action that would prevent the business combination to be effected by the Merger to be accounted for as a pooling of interests.

     SECTION 2.23 Equipment and Other Personal Property Leases. All of the material items of equipment and personal property leased by the Company or any of its subsidiaries from any third party are currently used by the Company and/or one or more of its subsidiaries in the ordinary course of their businesses. All leases in effect as of the date of this Agreement pursuant to which the Company leases material items of equipment or other material items of personal property are valid, subsisting and in full force and effect, and neither the Company nor any other party thereto is in default of any of its obligations under any of such leases, except for defaults and failures to be valid, subsisting and in full force and effect which would not have a material adverse effect on the Company. No consent to the consummation of the transactions contemplated by this Agreement is required from the lessors under such leases except for any such consent the failure to obtain which would not have a material adverse effect on the Company.

     SECTION 2.24 Product and Service Warranties. Since June 10, 1998 (date of filing of Company 10-K/A), the Company has not received any written notice pursuant to which any third party has made any claims against the Company or its subsidiaries regarding any product or service warranties sold or provided by the Company or its subsidiaries, except for (i) claims which have been fully settled and (ii) unresolved claims that would not have a material adverse effect on the Company.

     SECTION 2.25 Orders, Commitments and Returns. The aggregate of all accepted and unfilled orders for the sale of merchandise entered into by the Company or any of its subsidiaries does not exceed an amount which can reasonably be expected to be filled in the ordinary course of business on a schedule which will maintain satisfactory customer relationships, and the aggregate of all contracts or commitments for the purchase of products by the Company and all of its subsidiaries does not exceed an amount which is reasonable for the anticipated volumes of their businesses (all of which orders, contracts and commitments were made in the ordinary course of business). There are no asserted claims to return merchandise of the Company or any of its subsidiaries by reason of alleged overshipments, defective merchandise, breach of warranty or otherwise except for normal returns in the ordinary course of business consistent with past practice. The Company does not know or have reason to believe that either the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will result in any cancellations or withdrawals of accepted and unfilled orders for the sale of merchandise.

     SECTION 2.26 Customers. Neither the Company nor any of its subsidiaries has received any written information from any customer that such customer will not continue as a customer of the Company, such subsidiary or Parent after the Closing or that any such customer intends to terminate or materially modify any contract, purchase order or other commitment for the purchase of goods such customer may have with the Company, except where the termination or modification of such customer relationship would not, individually or in the aggregate, have a material adverse effect on the Company.

     SECTION 2.27 Suppliers. Neither the Company nor any of its subsidiaries has received any indication from any material supplier to the Company that such supplier will not continue as a supplier of the Company, such subsidiary or Parent after the Closing, except where the termination of such supplier relationship would not, individually or in the aggregate, have a material adverse effect on the Company.

     SECTION 2.28 Inventory. The Company's inventory is of good and merchantable quality and are usable and saleable in the ordinary course of the Company's and its subsidiaries' businesses, except for items of obsolete materials and materials of below standard quality, all of which have been written down to realizable market value or for which adequate reserves have been provided in a manner consistent with past practice and in light of prior Company practices.

                                  ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Except as set forth on the disclosure schedule delivered by the Parent and Sub to Company prior to the execution of this Agreement (the "Parent/Sub Disclosure Schedule"), Parent and Sub represent and warrant to the Company as follows (it being understood that disclosure in one instance is sufficient for all purposes if the context thereof is reasonably evident and it being understood that disclosure of an item is not to be construed as an admission of any fact):

     SECTION 3.1 Organization, Standing and Corporate Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good corporate standing under the laws of Delaware and has all requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate would not have a material adverse effect on Parent. Parent has delivered to the Company complete and correct copies of its Certificate of Incorporation and Bylaws and the Articles of Organization and Bylaws of Sub, in each case as amended to the date hereof.

     SECTION 3.2 Capital Structure. The authorized capital stock of Parent consists of 75,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). At the close of business on August 31, 1998, (a) 48,373,500 shares of Parent Common Stock were issued and outstanding, (b) no shares of Company Common Stock were held by the Company in its treasury, and (c) 10,500,000 shares of Company Common Stock were reserved for issuance pursuant to Parent's stock option and employee stock purchase plans ("Parent Equity Incentive Plans"). Except as set forth above, at the close of business on August 31, 1998, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Parent Equity Incentive Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party, or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are not any outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of capital stock of the Company. The shares of Parent Common Stock constituting the Share Consideration will, when issued pursuant to this Agreement, be duly and validly issued, fully paid and nonassessable and will be issued free of any preemptive rights.

     All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien (as defined in Section 2.3) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company.

     SECTION 3.3 Authority; Noncontravention. Parent and Sub have all requisite corporate power and authority to enter into this Agreement (and, in the case of Parent, the Shareholder Agreement), and to consummate the transactions contemplated by this Agreement (and, in the case of Parent, those contemplated by the Shareholder Agreement). The execution and delivery of this Agreement by Parent and Sub (and, in the case of Parent, the Shareholder Agreement), and the consummation by Parent and Sub of the transactions contemplated by this Agreement (and, in the case of Parent, those contemplated by the Shareholder Agreement), have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement (and, in the case of Parent, the Shareholder Agreement) has been duly executed and delivered by Parent and Sub, and constitutes a valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers. The execution and delivery of this Agreement and the Shareholder Agreement do not, and the consummation of the transactions contemplated by this Agreement and the Shareholder Agreement and compliance with the provisions of this Agreement and the Shareholder Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (a) the Certificate of Incorporation or Bylaws of Parent or the Articles of Organization or Bylaws of Sub or any provision of the comparable charter or organizational documents of any other subsidiary of Parent, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets or (c) subject to the governmental filings and other matters referred to in the following sentence, any (i) statute, law, ordinance, rule or regulation or (ii) judgment, order or decree applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets, other than, in the case of clause (b) and clause (c)(i), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a material adverse effect on Parent, (y) impair in any material respect the ability of Parent and Sub to perform their respective obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Sub or any other subsidiary of Parent in connection with the execution and delivery of this Agreement (and, in the case of Parent, the Shareholder Agreement) by Parent and Sub or the consummation by Parent and Sub of the transactions contemplated by this Agreement (and, in the case of Parent, those contemplated by the Shareholder Agreement), except for (1) the filing of a premerger notification and report form under the HSR Act, (2) the

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

filing with the SEC of the Form S-4 and such reports under the Exchange Act as may be required in connection with this Agreement or the Shareholder Agreement and the transactions contemplated by this Agreement or the Shareholder Agreement, (3) the filing of the Articles of Merger with the Massachusetts Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (4) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the "blue sky" laws of various states, the failure of which to be obtained or made would not, individually or in the aggregate, have a material adverse effect on Parent or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

     SECTION 3.4 SEC Documents. Parent has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later-filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end audit adjustments). Except as set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Parent SEC Documents"), since the completion of the audit of the Parent's financial statements at and for the period ended September 30, 1997, the Parent has not incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities incurred in the ordinary course of business, liabilities which are not required to be disclosed on a balance sheet and/or in the footnotes thereto in accordance with GAAP and liabilities which, individually or in the aggregate would not, in the exercise of reasonable business judgment, be expected to have a material adverse effect on the Parent.

     SECTION 3.5 Information Supplied. None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it is first mailed to the Company's shareholders and at the time of the meeting of the Company's shareholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. No representation is made by Parent or Sub with respect to Statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

     SECTION 3.6 Absence of Certain Changes or Events. Except as disclosed in the Filed Parent SEC Documents and publicly available prior to the date of this Agreement, since the date of the most recent unaudited financial statements included in the Filed Parent SEC Documents and through the date of this Agreement, Parent has conducted its business only in the ordinary course consistent with past practice, and there has not been:

          (a) any material adverse change in Parent;

          (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Parent's capital stock;

          (c) any split, combination or reclassification of any of Parent's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

          (d) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles;

          (e) any tax election that individually or in the aggregate would have a material adverse effect on the Company or any of its tax attributes or any settlement or compromise of any material income tax liability; or

          (f) any agreement, whether in writing or otherwise, to take any action described in this Section 3.6.

     SECTION 3.7 Litigation. There is no suit, action or proceeding pending or, to the knowledge of Parent, threatened in writing since December 31, 1997 against or directly affecting Parent or any of its subsidiaries that individually or in the aggregate would have a material adverse effect on Parent, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of Parent, investigation by any Governmental Entity pending that involves Parent or any of its subsidiaries that individually or in the aggregate would have a material adverse effect on Parent.

     SECTION 3.8 Contracts. Except as disclosed in the Filed Parent SEC Documents, there is no Contract. Neither Parent nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Contract, except for violations or defaults that individually or in the aggregate would not have a material adverse effect on Parent. Except as disclosed in the Filed Parent SEC Documents, Parent has not entered into any contract, agreement arrangement or understanding with any affiliate of Parent.

     SECTION 3.9  Compliance with Laws.

          (a) Parent and each of its subsidiaries is in compliance with all applicable statutes, laws, ordinances, regulations, rules, judgments, decrees and orders of any Governmental Entity (collectively, "Legal Provisions") applicable to its business or operations, except for instances of possible noncompliance that, individually or in the aggregate, would not have a material adverse effect on the Company or prevent or materially delay the consummation of the Merger. Parent and each of its subsidiaries has in effect all Federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights, including all authorizations under Environmental Laws (as defined in Section 2.10(b)) ("Permits"), necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under, or violation of, any such Permit, except for the lack of Permits and for defaults under, or violations of, Permits which lack, default or violation individually or in the aggregate would not have a material adverse effect on Parent. Except as disclosed in the Filed Parent SEC Documents, Parent has not received any notice or other communication from any Governmental Entity alleging any violation of any Legal Provision by Parent.

          (b) The term "Hazardous Material" means any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment. The term "Business Facility" means any property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by the Parent or any of its subsidiaries in connection with the operation of its business. The term "Disposal Site" means a landfill, disposal agent, waste hauler or recycler of Hazardous Materials. The term "Environmental Laws" means all applicable laws, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, comparable laws, rules, regulations, orders, treaties, statutes, and codes of other Governmental Authorities, the regulations promulgated pursuant to any of the foregoing, and all amendments and modifications of any of the foregoing, all as amended to date. The term "Hazardous Materials Activity" means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product containing a Hazardous Material. The term "Environmental Permit" means any approval, permit, license, clearance or consent required to be obtained from any private person or any Governmental Authority with respect to a Hazardous Materials Activity which is or was conducted by the Parent or any of its subsidiaries.

          (c) Except in compliance with Environmental Laws in a manner that could not reasonably be expected to subject the Parent or any of its subsidiaries to material liability, to Parent's knowledge no Hazardous Materials are present on any Business Facility. There are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any Business Facility currently owned, operated, occupied, controlled or leased by the Parent or any of its subsidiaries or as a consequence of the acts of the Parent or any of its subsidiaries or their agents where the result would be material and adverse.

          (d) The Parent and each of its subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. To the knowledge of the Parent, the Hazardous Materials Activities of the Parent and each of its subsidiaries have not resulted in the exposure of any person to a Hazardous material in a manner which has or will result in a material liability to the Parent.

          (e) The Parent has all Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of the Parent and each of its subsidiaries as such activities are currently being conducted, except for those permits the absence of which could not reasonably be expected to result in a material adverse effect on the Parent. All such Environmental Permits are valid and in full force and effect except where the result would not be material. The Parent and its subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities except where the result would not be materially adverse. To the knowledge of the Parent, no circumstance exists which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee except where the result would not be materially adverse.

          (f) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of the Parent, threatened since December 31, 1997, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Parent or any of its subsidiaries, or to any Business Facility currently owned, operated, occupied, controlled or leased by the Parent or any of its subsidiaries, or to the knowledge of the Parent, pending or threatened with respect to any other Business Facility.

          (g) To the knowledge of the Parent, no action, proceeding, liability or claim exists or is threatened against the Parent or any of its subsidiaries with respect to any transfer or release of Hazardous Materials to a Disposal Site which could reasonably be expected to subject the Parent or any of its subsidiaries to material liability.

          (h) The Parent has delivered to Company or made available for inspection by Parent and its agents and employees all records in the Company's possession concerning the Hazardous Materials Activities of the Company and each of its subsidiaries and all environmental audits and environmental assessments of any Business Facility conducted at the request of, or otherwise in the possession of, the Company or any of its subsidiaries.

     SECTION 3.10 Labor Matters. There are no collective bargaining agreements or other labor union agreements to which Parent or any of its subsidiaries is a party, or by which it is bound. Parent and each of its subsidiaries is in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice except where the failure to be in compliance would not have a material adverse effect on Parent. There is no unfair labor practice complaint against Parent or any of its subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or the United States Department of Labor. There is no labor strike, dispute, slowdown or stoppage in progress or, to the knowledge of Parent, threatened against or involving Parent or any of its subsidiaries. To the Parent's knowledge, there is no overtly threatened organizing or similar activity relating to the formation of a collective bargaining unit to represent the Parent's employees. No written agreement restricts Parent or any of its subsidiaries from relocating, closing or terminating any of its operations or facilities. Neither Parent nor any of its subsidiaries has, in the past three years, experienced any labor strike, dispute, slowdown, stoppage or other labor difficulty.

     SECTION 3.11 Absence of Changes in Benefit Plans. Except as disclosed in the Filed SEC Parent Documents, since the date of the most recent audited financial statements included in the Filed Parent SEC Documents, there has not been any adoption or amendment in any material respect by Parent or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of Parent (collectively, "Benefit Plans").

     SECTION 3.12 Taxes. Parent has filed all tax returns and reports required to be filed by it and has paid all taxes required to be paid by it (as shown on such returns and reports), and the most recent financial statements contained in the Filed Parent SEC Documents reflect an adequate reserve for all taxes payable by Parent for all taxable periods and portions thereof through the date of such financial statements. No material deficiencies for any taxes have been proposed, asserted or assessed by any taxing authority against Parent, nor is there, to Parent's knowledge, any reasonable basis for the assertion of any such deficiency. No requests for waivers of the time to assess any such taxes are pending. No material special charges, penalties, fines, liens, or similar encumbrances have been asserted against Parent with respect to payment of or failure to pay any taxes. Parent has not executed or filed with any taxing authority any agreements extending the period for assessment or collection of any taxes. Proper amounts have been withheld by Parent from employee compensation payments for all periods in compliance with the tax withholding provisions of applicable federal and state laws. Neither Parent nor Sub has taken any action that would prevent or that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 3.13 Title to Properties. Parent and each of its subsidiaries has good and marketable title to, or valid leasehold interests in, all its material properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate would not materially interfere with the ability of Parent or any of its subsidiaries to conduct its business as currently conducted. All such material assets and properties, other than assets and properties in which Parent or any of its subsidiaries has a leasehold interest, are free and clear of all Liens and except for Liens except for Liens that (A) are created or arise in the ordinary course of business, (B) are created, arise or exist under or in connection with any of the contracts or other matters referred to in the Parent Disclosure Schedule or in the Parent SEC Documents or the exhibits thereto, (C) relate to any taxes or other governmental charges or levies that are not yet due and payable, (D) relate to, or are created, arise or exist in connection with, any legal proceeding that is being contested in good faith, or (E) individually or in the aggregate would not materially interfere with the ability of Parent and each of its subsidiaries to conduct their business as currently conducted ("Parent Permitted Liens"). Parent and each of its subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which they are in occupancy, and all such leases are in full force and effect, except where the failure to be in compliance or the failure to be in full force and effect would not have a material adverse effect on Parent. As of the date of this Agreement, Parent and/or one or more of its subsidiaries enjoys peaceful and undisturbed possession under all such material leases, except for failures to do so that would not individually or in the aggregate have a material adverse effect on Parent.

     SECTION 3.14 Intellectual Property. Parent owns, or is validly licensed or otherwise has the right to use all Parent Intellectual Property Rights which are material to the conduct of the business of Parent and its subsidiaries taken as a whole. As of the date of this Agreement, no suits, actions or proceedings are pending, and no person has overtly threatened in a writing delivered to Parent since January 1, 1997 to commence any suit, action or proceeding, alleging that Parent or any of its subsidiaries is infringing the rights of any person with regard to any Intellectual Property Right, except for suits, actions or proceedings which, individually or in the aggregate, would not have a material adverse effect on Parent. To the knowledge of Parent, no person is infringing the rights of Parent or any of its subsidiaries with respect to any Intellectual Property Right, except for infringements which individually or in the aggregate, would not have a material adverse effect on Parent. Neither Parent nor any of its subsidiaries is licensing, or otherwise granting, to any third party, any rights in or to any Intellectual Property Rights which would have a material adverse effect on Parent.

     SECTION 3.15 Voting Requirements. No vote of or other action by the holders of Parent's Common Stock (or securities convertible into Parent's Common Stock) is necessary in connection with the approval of this Agreement or the consummation by Parent of the transactions contemplated by this Agreement.

     SECTION 3.16 Brokers; Schedule of Fees and Expense. No broker, investment banker, financial advisor or other person, other than NationsBanc Montgomery Securities, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

     SECTION 3.17 Opinion of Financial Advisor. Parent has received the opinion of NationsBanc Montgomery Securities, dated the date hereof, to the effect that, as of such date, the consideration paid pursuant to the Merger is fair to the Parent from a financial point of view. A copy of such opinion has been provided to the Company for informational purposes only.

     SECTION 3.18 Accounting Matters. Parent has not taken or agreed to take any action that would prevent the business combination to be effected by the Merger to be accounted for as a pooling of interests.

     SECTION 3.19 Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

     SECTION 3.20 Customers. As of the date of this Agreement, neither Parent nor any of its subsidiaries has received any written information from any current material Customer that such Customer will not continue as a customer of Parent, such subsidiary or the Company after the Closing or that any such Customer intends to terminate or materially modify any such Customer Contract, except where the termination or modification of a customer relationship would not have a material adverse effect on Parent.

     SECTION 3.21 Inventory. Parent's inventory is of good and merchantable quality and are usable and saleable in the ordinary course of the Parent's and its subsidiaries' businesses, except for items of obsolete materials and materials of below standard quality, all of which have been written down to realizable market value or for which adequate reserves have been provided in a manner consistent with past practice and in light of prior Parent practices.

     SECTION 3.22 Product and Service Warranties. Since December 31, 1997, the Parent has not received any written notice pursuant to which any third party has made any claims against the Parent or its subsidiaries regarding any product or service warranties sold or provided by the Parent or its subsidiaries, except for (i) claims which have been fully settled and (ii) unresolved claims that would not have a material adverse effect on the Parent.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     SECTION 4.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, the Company shall carry on its businesses in the ordinary course consistent with the manner as heretofore conducted and, to the extent consistent therewith, use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, the Company shall not:

          (a)(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (b) amend its Articles of Organization, Bylaws or other comparable charter or organizational documents;

          (c) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets which, in the aggregate, are in excess of $500,000, except as set forth in Section 4.1 of the Company Disclosure Schedule and except for purchases of inventory in the ordinary course of business consistent with past practice;

          (d) take any action that would, or that could reasonably be expected to, result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

          (e) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the sale of shares of Company Common Stock to employees under the Company's Employee Stock Purchase Plan in a manner consistent with past practice and the issuance of shares of Company Common Stock upon the exercise of Stock Options outstanding on the date of this Agreement and in accordance with their present terms);

          (f) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any material portion of its properties or assets, except sales in the ordinary course of business consistent with past practice and sales of assets in connection with the upgrading of equipment;

          (g)(i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than advances to employees in the ordinary course in accordance with past practice;

          (h) except for the items listed on Schedule 4.1(h) to the Company Disclosure Schedule, make or agree to make any new capital expenditure or expenditures which, in the aggregate, are in excess of $1,000,000;

          (i) make any material payments outside the ordinary course of business for the purposes of settling any dispute;

          (j) except as required to comply with applicable law or as set forth in the Employee Matters Disclosure, (i) adopt, enter into, terminate or amend any Benefit Plan or other arrangement for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases of cash compensation or cash bonuses in the ordinary course of business consistent with past practice), (iii) pay any benefit not provided for under any Benefit Plan, (iv) except as permitted in clause (ii), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder) or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (k) form any subsidiary to the Company; or

          (l) authorize any of, or commit or agree to take any of, the foregoing actions.

     SECTION 4.2 Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, Parent shall carry on its businesses in the ordinary course consistent with the manner as heretofore conducted and, to the extent consistent therewith, use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, Parent shall not:

          (a)(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) except as set forth in Section 4.2 of the Parent/Sub Disclosure Schedule, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (b) amend its Restated Certificate of Incorporation, Bylaws or other comparable charter or organizational documents; or

          (c) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except that this Section 4.2(c) shall not prohibit Parent from effecting an acquisition of any other business if (A) such acquisition would not materially affect the ability of Parent to, or materially delay Parent's ability to, complete the transactions contemplated by this Agreement, and (B) such acquisition would involve the issuance by Parent of equity securities and, when considered together with all other acquisitions effected by Parent during the period between the date hereof and the Effective Time, would not involve the issuance of more than 2,000,000 shares of Parent's capital stock or securities convertible into or exercisable for more than 2,000,000 shares of Parent's capital stock;

          (d) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than pursuant to stock option plans, employee stock purchase plans and convertible indebtedness in effect as of the date of this Agreement, or pursuant to acquisitions of businesses involving the issuance by Parent of less than 2,000,000 shares in the aggregate for all such acquisitions);

          (e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any substantial part of its (or any of its subsidiaries') material properties, assets or business, except sales made in the ordinary course of business and except for subjecting any of its properties to Parent Permitted Liens;

          (f) make any material payments outside the ordinary course of business for purposes of settling any dispute;

          (g) allow Parent or any of its subsidiaries, or any significant portion of their respective businesses or assets, to be acquired (by merger, tender offer, purchase or otherwise); or

          (h) authorize any of, or commit or agree to take any of, the foregoing actions.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.1 Preparation of Registration Statement and Proxy Statement. As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and the Company shall file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. To the extent consistent with applicable law, the Company will use its reasonable efforts to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Stock Option Plans. Each of Parent and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement. Each of Parent and the Company will provide the other with copies of SEC correspondence, including comment letters, relating to the Form S-4 and Proxy Statement and will allow the other a reasonable opportunity to review and comment upon the form and substance of such documents prior to filing with the SEC. Parent and Company will each use best efforts to cause the preliminary Proxy Statement to be filed with the SEC by the close of business on September 11, 1998. Parent and Company will each use best efforts to respond to SEC comments on the preliminary Proxy Statement within three business days following receipt of such comments. Parent and Company will each use best efforts to cause their respective HSR Act premerger notifications to be filed with the United States Department of Justice and the United States Federal Trade Commission by the close of business on September 15, 1998.

     SECTION 5.2 Shareholders Meeting. The Company will, as soon as practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of approving and adopting this Agreement. The Company will, through its Board of Directors, recommend to its shareholders approval and adoption of this Agreement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any takeover proposal.

     SECTION 5.3 Access to Information; Confidentiality. The Company shall afford to Parent, and to Parent's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that (i) Parent shall not contact, and Parent shall ensure that none of its officers, employees, accountants, counsel, financial advisors or other representatives contacts, any employee of the Company or any of its subsidiaries without the prior authorization of the Company's Chief Executive Officer, Executive Vice President or Chief Financial Officer, and (ii) Parent shall take all reasonable action to ensure that none of its employees, accountants, counsel, financial advisors or other representatives interferes with or otherwise disrupts the business or operations of the Company while exercising the rights provided under this Section 5.3. Parent shall afford to the Company, and to the Company's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all its properties, books, contracts, commitments, personnel and records and, during such period, Parent shall furnish promptly to the Company
(a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as the Company may reasonably request; provided, however, that (i) the Company shall not contact, and the Company shall ensure that none of its officers, employees, accountants, counsel, financial advisors or other representatives contacts, any employee of Parent or any of its subsidiaries without the prior authorization of Parent's Chief Executive Officer, Chief Operating Officer or Chief Financial Officer, and (ii) the Company shall take all reasonable action to ensure that none of its employees, accountants, counsel, financial advisors or other representatives interferes with or otherwise disrupts the business or operations of Parent while exercising the rights provided under this Section 5.3. Parent and Company will each hold, and will cause their respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any and all information received from the other party, directly or indirectly, in confidence, in accordance with the Mutual Confidentiality Agreement dated as of August 25, 1998.

     SECTION 5.4  No Solicitation.

          (a) The Company shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly,
     (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding, or furnish to any person (other than Parent) any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however (and notwithstanding anything in this Agreement), that if, at any time prior to receipt of the Shareholder Approval the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with, or create a substantial risk of liability for breach of, its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to a Takeover Proposal that was unsolicited or that did not otherwise result from a breach of this Section 5.4, and subject to compliance with
     Section 5.4(c), (x) furnish information with respect to the Company to any person pursuant to a customary and reasonable confidentiality agreement and
     (y) participate in negotiations regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any investment banker, attorney or other advisor or representative of the Company, acting on behalf of the Company, shall be deemed to be a breach of this Section 5.4 by the Company. For purposes of this Agreement, "Takeover Proposal" means any proposal or offer from any person (other than Parent) relating to any direct or indirect acquisition or purchase of all or a substantial amount of assets of the Company (other than products of the Company) or more than a 25% interest in the total voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by this Agreement or the Shareholder Agreement.

          (b) Except as expressly permitted by this Section 5.4, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or
     (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (an "Acquisition Agreement") with respect to any Takeover Proposal. Notwithstanding the foregoing, prior to receipt of the Shareholder Approval, the Board of Directors of the Company, to the extent it determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with, or create a substantial risk of liability for breach of its fiduciary duties to the Company's shareholders under applicable law, may withdraw or modify its approval or recommendation of this Agreement or the Merger or approve or recommend any Superior Proposal (as hereinafter defined), in each case at any time after the third business day following Parent's receipt of written notice (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal and identifying the person making such Superior Proposal (it being understood that any amendment to the price or material terms of a Superior Proposal shall require an additional Notice of Superior Proposal and an additional three business day period thereafter to the extent permitted under applicable law). In addition, prior to receipt of Shareholder Approval, the Board of Directors of the Company, to the extent it determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with, or create a substantial risk of liability for breach of its fiduciary duties to the Company's shareholders under applicable law, may cause the Company to terminate this Agreement in accordance with
     Section 7.01(b)(iv) (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to a Superior Proposal). For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting power of the Company Common Stock or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is capable of being obtained by such third party.

          (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.4, the Company promptly shall advise Parent orally and in writing of any request for nonpublic information which the Company reasonably believes could lead to a Takeover Proposal or of any Takeover Proposal, or any inquiry with respect to or which the Company reasonably believes could lead to any Takeover Proposal, and the material terms and conditions of such request, Takeover Proposal or inquiry. The Company will keep Parent informed in all material respects of the status and details (including amendments or proposed amendments) of any such Takeover Proposal or inquiry unless the Company's Board of Directors, determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with, or create a substantial risk of liability for breach of its fiduciary duties to the Company's shareholders under applicable law.

          (d) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with independent counsel, failure to so disclose would be inconsistent with applicable law or create a substantial risk of liability for breach of its fiduciary duties to the Company's shareholders under applicable law; provided that the Company shall not, except in accordance with the provisions of Section 5.4(b), withdraw or modify, or propose to withdraw or modify, its recommendation of the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

     SECTION 5.5 Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with printing and mailing the Proxy Statement and the Form S-4 shall be shared equally by Parent and the Company.

     SECTION 5.6  Certain Fees.

          (a) In the event that this Agreement is terminated by any party hereto pursuant to Section 7.1(b)(iv), the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $6.0 million in cash in immediately available funds (the "Termination Fee"). If, at the time of any termination of this Agreement by any party hereto pursuant to Section 7.1(b)(i) (to the extent the Company has theretofore failed to hold the Shareholders Meeting in breach of its obligations under Section 5.2), 7.1(b)(iii) or 7.1(c), a Takeover Proposal shall have been publicly announced and not publicly withdrawn and prior to the date 12 months following the date of the termination of this Agreement the Company shall either (x) consummate a Company Acquisition (as hereinafter defined) or (y) enter into a written Acquisition Agreement providing for a Company Acquisition, then the Company shall pay the Termination Fee in the case of clause (x) concurrently with the consummation of such Company Acquisition or in the case of clause (y) concurrently with the consummation of the transaction subject to such Acquisition Agreement (whether or not such transaction is consummated prior to the date 12 months following the date of the termination of this Agreement, but only in the event that such transaction subject to such Acquisition Agreement is in fact consummated). The Company acknowledges that the agreements contained in this Section 5.6(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 5.6(a), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amounts set forth in this
     Section 5.6(a), the Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 5.6(a) at the prime rate of Bank of America N.T. & S.A. in effect on the date such payment was required to be made. "Company Acquisition" shall mean any transaction or series of related transactions involving (a) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction or series of related transactions hold less than 60% of the equity interests in the surviving or resulting entity of such transaction or transactions (other than the transactions contemplated by this Agreement); (b) a sale by the Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 40% of the fair market value of the Company's business immediately prior to such sale; or
     (c) the acquisition by any person or group (including without limitation by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of 40% or more of the then outstanding shares of capital stock of the Company.

          (b) In the event that the Closing of the Merger does not occur due to the willful and intentional acts of Parent which are in contravention of this Agreement, the Parent will promptly, but in no event later than two days after the date of termination of this Agreement, pay Company a fee equal to $6.0 million in cash in immediately available funds (the "Parent Fee"). The Parent acknowledges that the agreements contained in this
     Section 5.6(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if the Parent fails promptly to pay the amounts due pursuant to this Section 5.6(b), and, in order to obtain such payment, Company commences a suit which results in a judgment against the Parent for the amounts set forth in this Section 5.6(b), the Parent shall pay to Company its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 5.6(b) at the prime rate of Bank of America N.T. & S.A. in effect on the date such payment was required to be made.

          (c) All fees paid by either the Company or Parent pursuant to this
     Section 5.6 shall constitute liquidated damages.

     SECTION 5.7 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form theretofore agreed to by the parties.

     SECTION 5.8  Letters of the Company's Accountants.

          (a) The Company shall use its reasonable efforts to cause to be delivered to Parent two letters from Arthur Andersen LLP, the Company's independent public accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Parent, in form and substance customary for transactions effected pursuant to a registration statement on Form S-4.

          (b) The Company shall use its reasonable efforts to cause to be delivered to Parent two letters from Arthur Andersen LLP, addressed to Parent and the Company, one dated as of the date hereof and one dated as of the Closing Date, stating that the Merger meets the applicable criteria to qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations (as such criteria relate to the Company and not Parent). Such letters shall be subject to customary qualifications and assumptions.

     SECTION 5.9  Letters of Parent's Accountants.

          (a) Parent shall use reasonable efforts to cause to be delivered to the Company two letters from Arthur Andersen LLP, Parent's independent public accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to the Company, in form and substance customary for transactions effected pursuant to a registration statement on Form S-4.

          (b) Parent shall use its reasonable efforts to cause to be delivered to the Company two letters from Arthur Andersen LLP, addressed to the Company and Parent, one dated as of the date hereof and one dated as of the Closing Date, stating that the Merger meets the applicable criteria to qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations (as such criteria relate to Parent and not to the Company). Such letters shall be subject to customary qualifications and assumptions.

     SECTION 5.10  Affiliates.

          (a) Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who are, at the time this Agreement is submitted for approval to the shareholders of the Company, affiliates of the Company for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. The Company shall use its reasonable efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached hereto as Exhibit B (the "Company Affiliate Agreement").

          (b) Prior to the Closing Date, Parent shall deliver to the Company a letter identifying all persons who are, at the time this Agreement is submitted for approval to the shareholders of the Company, affiliates of Parent for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. Parent shall use its reasonable efforts to cause each such person to deliver to the Company on or prior to the

     Closing Date a written agreement substantially in the form attached hereto as Exhibit C (the "Parent Affiliate Agreement").

     SECTION 5.11 Pooling of Interests. Each of the Company and Parent will use reasonable efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by each of the Company's and Parent's independent public accountants, and by the SEC, respectively, and each of the Company and Parent agrees that it will voluntarily take no action that would cause such accounting treatment not to be obtained.

     SECTION 5.12 Tax Treatment. Each of Parent and the Company shall not take any action and shall not fail to take any action which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, and each shall use reasonable efforts to obtain the opinions of counsel referred to in Sections 6.2(d) and 6.3(d), respectively.

     SECTION 5.13 FIRPTA. The Company shall deliver to the Internal Revenue Service a notice that the Company Common Stock is not a "U.S. Real Property Interest" as defined in and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

     SECTION 5.14  Stock Options.

          (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Option Plans) shall adopt such resolutions or take such other actions as may be required to effect the following with respect to all options not exercised prior to the Closing Date:

             (i) adjust the terms of all Stock Options granted under the Stock Option Plans, to provide that, at the Effective Time, each Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on substantially the same terms and conditions (including the continuation of vesting without interruption) as were applicable under such Stock Option, the same number of shares of Parent Common Stock as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Stock Option in full immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Stock Option divided by (z) the number of shares of Parent Common Stock deemed purchasable pursuant to such Stock Option; provided, however, that (A) no certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the exercise of any Stock Option as adjusted pursuant to this Section 5.14, (B) any such fractional share will not entitle the owner thereof to vote or to any rights of a stockholder of Parent and (C) each holder of any Stock Option who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all such holder's Stock Options adjusted pursuant to this Section 5.14) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the closing price of Parent Common Stock on the Nasdaq Stock Market National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the full trading date immediately preceding the date such Stock Options are exercised; provided further that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of Section 422 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code; and

             (ii) make such other changes to the Stock Option Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld).

          (b) All Stock Option Plans shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Stock Option or any participant in any Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation, except as provided in
     Section 5.14(a).

          (c) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Stock Options appropriate notices setting forth such holders' rights pursuant to the respective Stock Option Plans and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (including the continuation of vesting without interruption, and subject to any acceleration of vesting and other adjustments required by this Section 5.14 after giving effect to the Merger). Except as otherwise provided in this Section 5.14, Parent shall comply with the terms of the Stock Option Plans and shall ensure, to the extent required by, and subject to the provisions of such Stock Option Plans, that the Stock Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time.

          (d) Parent agrees to use best efforts to take such actions as are necessary for the conversion of the Stock Options of the Company in accordance with this Section 5.14, including (i) the reservation, issuance and listing of Parent Common stock as is necessary to effectuate the transactions contemplated by Section 5.14(a), (ii) entering into such agreements as are necessary to assume such Stock Options and (iii) the filing of a registration statement on Form S-8, if necessary, to facilitate the public sale of stock issuable upon the exercise of such Stock Options.

          (e) A holder of a Stock Option adjusted in accordance with this
     Section 5.14 may exercise such adjusted Stock Option in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to Parent, together with the consideration therefor and the Federal withholding tax information, if any, required in accordance with the related Stock Option Plan.

     SECTION 5.15 NMS Listing. Parent shall use its reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and under the Stock Option Plans to be approved for listing on the Nasdaq Stock Market National Market, subject to official notice of issuance, prior to the Closing Date.

     SECTION 5.16  Indemnification and Insurance.

          (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement currently in effect between the Company and each person who is or was a director or officer of the Company at or prior to the Effective Time and (ii) any indemnification provision under the Company's Restated Articles of Organization or By-Laws as each is in effect on the date hereof (the persons to be indemnified pursuant to the agreements or provisions referred to in clauses (i) and
     (ii) of this Section 5.16(a) shall be referred to as, collectively, the "Indemnified Parties"). The Articles of Organization and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Articles of Organization and By-Laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

          (b) Without limiting the provisions of Section 5.16(a), during the period ending six years after the Effective Time, Parent will indemnify and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (1) any action or omission or alleged action or omission in his or her capacity as a director or officer of the Company or any of its subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to, on or after the Closing Date) or (2) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 5.16(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, action, suit, proceeding or investigation, (i) Parent will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Parties' entitlement to indemnification hereunder with respect thereto), (ii) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent, and (iii) after the Effective Time, Parent will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received (provided that in the event that any Indemnified Party is not entitled to indemnification hereunder, any amounts advanced on his or her behalf shall be remitted to the Surviving Corporation); provided, however, that neither Parent nor the Surviving Corporation nor any Indemnified Party, will be liable for any settlement effected without its express written consent. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless counsel for any Indemnified Party determines in good faith that, under applicable standards of professional conduct, a conflict exists or is reasonably likely to arise on any material issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained in this Section 5.16(b) or elsewhere in this Agreement, Parent agrees that it will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim, action, suit, proceeding or investigation.

          (c) For six years after the Effective Time, Parent shall maintain in effect the current level and scope of directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent); provided, however, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by the Company for such insurance, and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (d) Parent and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys' fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.16.

          (e) This Section 5.16 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company, Parent, the Surviving Corporation and the Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

     SECTION 5.17 Stop Transfer. The Company shall not register the transfer of any Certificate representing any Subject Shares (as defined in the Shareholder Agreement), unless such transfer is made to Parent or Sub or otherwise in compliance with the Shareholder Agreement. The Company will inscribe upon any Certificate representing Subject Shares tendered by a Shareholder (as defined in the Shareholder Agreement) for such purpose the following legend: "THE SHARES OF COMMON STOCK, PAR VALUE $.05 PER SHARE, OF THE COMPANY REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDER AGREEMENT DATED AS OF SEPTEMBER 2, 1998, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, EXCEPT IN ACCORDANCE THEREWITH. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF COMPANY."

     SECTION 5.18 Non-Competition Agreements. At the Effective Time, the Company and each of the Company's Chairman and President and the Company's Executive Vice President shall have executed a Non-Competition Agreement in the form attached hereto as Exhibit D. Such Non-Competition Agreement shall restrict the Company's Chairman and President and the Company's Executive Vice President from engaging in a business that is competitive with the current business of the Company or of any of its subsidiaries for a 60-month term after the Effective Time.

     SECTION 5.19 Certain Tax Matters. From the date hereof until the Effective Time, (i) the Company will file all tax returns and reports ("Post-Signing Returns") required to be filed by it; (ii) the Company will timely pay all taxes due and payable with respect to such Post-Signing Returns that are so filed; (iii) the Company will make provision for all taxes payable by the Company for which no Post-Signing Return is due prior to the Effective Time; (iv) the Company will promptly notify Parent of any action, suit, proceeding, claim or audit (collectively, "Actions") pending against or with respect to the Company in respect of any tax where there is a reasonable possibility of a determination or decision which would have a material adverse effect on the Company's tax liabilities or tax attributes and will not settle or compromise any such Action without Parent's consent; and (v) the Company will not make any material tax election.

     SECTION 5.20  Reasonable Efforts; Notification.

          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid an action or proceeding by any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, except that the Company's need not take action if the Company's Board of Directors determines, in consultation with outside counsel, that to do so would be inconsistent with its fiduciary duties. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, the Shareholder Agreement or any other transactions contemplated by this Agreement or the Shareholder Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the term contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement, the Shareholder Agreement and the other transactions contemplated by this Agreement or the Shareholder Agreement. Nothing in this Agreement shall be deemed to require Parent to dispose of any significant asset or collection of assets.

          (b) The Company shall give prompt notice to Parent of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the condition to closing set forth in
     Section 6.3(a) is not met or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the condition to closing set forth in Section 6.3(b) is not met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

          (c) The Parent shall give prompt notice to Company of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the condition to closing set forth in
     Section 6.3(a) is not met or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the condition to closing set forth in Section 6.2(b) is not met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     SECTION 5.21 Parent Benefit Plans. Parent shall ensure that all employees of the Company and all employees of each of the Company's subsidiaries are allowed and are eligible to participate in Parent's employee benefit plans after the Effective Time, to the same extent as if they were employees of Parent. Without limiting the generality of the foregoing, (i) to the extent that any employee of the Company or any of the Company's subsidiaries becomes eligible to participate in any employee benefit plan of Parent after the Effective Time, Parent, the Surviving Corporation and their subsidiaries shall credit such employee's service with the Company or its subsidiaries, to the same extent as such service was credited under the similar employee benefit plans of the Company and its subsidiaries immediately prior to the Effective Time, for purposes of determining eligibility to participate in and vesting under, and for purposes of calculating the benefits under, such employee benefit plan of Parent, and (ii) to the extent permitted by such employee benefit plan of Parent and applicable law, Parent, the Surviving Corporation and its subsidiaries shall waive any pre-existing condition limitations, waiting periods or similar limitations under such employee benefit plan of Parent and shall provide each such employee with credit for any co-payments previously made and any deductibles previously satisfied.

                                   ARTICLE VI

                       CONDITIONS PRECEDENT TO THE MERGER

     SECTION 6.1  Conditions to Obligations of Each Party to Effect the
Merger. The respective obligation of each party to effect the merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Shareholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock.

          (b) National Market Listing. The shares of Parent Company Stock issuable to the Company's shareholders pursuant to this Agreement and under the Stock Option Plans shall have been approved for listing on the Nasdaq Stock Market National Market, subject to official notice of issuance.

          (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

          (e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (f) Pooling Letters. Parent and the Company shall have received letters from Arthur Andersen LLP, dated as of the Closing Date, addressed to Parent and the Company, stating in substance that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     SECTION 6.2 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.

          (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

          (c) Tax Opinion. The opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation, counsel to the Company, in customary form and subject to customary assumptions and qualifications, dated on the date that is two business days prior to the Proxy Statement is first mailed to shareholders of the Company, shall not have been withdrawn or modified in any material respect. In rendering such opinion, such firm may rely on such representations, warranties and certificates as it deems reasonable or appropriate under the circumstances.

          (d) No Material Adverse Change. At any time on or after the date of this Agreement, there shall not have occurred any material adverse change in the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of Parent (or, if one shall have occurred, it shall have been cured). Notwithstanding the foregoing sentence, any changes in the business of the Parent resulting from the announcement or pendency of the Merger shall not constitute a material adverse change.

          (e) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, (i) challenging the acquisition by Parent or Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, seeking to place limitations on the ownership of shares of Company Common Stock (or shares of common stock of the Surviving Corporation) by Parent or Sub or seeking to obtain from the Company, Parent or Sub any damages that are material in relation to the Company, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of Parent's subsidiaries of any material portion of any business or of any assets of the Company, Parent or any of Parent's subsidiaries, or to compel the Company, Parent or any of Parent's subsidiaries to dispose of or hold separate any material portion of any business or of any assets of the Company, Parent or any of Parent's subsidiaries, an a result of the Merger or (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company.

     SECTION 6.3 Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) Letters from Company Affiliates. Parent shall have received from each person named in the letter referred to in Section 5.10(a) an executed copy of an agreement substantially in the form of Exhibit B hereto.

          (d) Tax Opinion. The opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, in customary form and subject to customary assumptions and qualifications, dated on the date that is two business days prior to the Proxy Statement is first mailed to shareholders of the Company, shall not have been withdrawn or modified in any material respect. In rendering such opinion, such firm may rely on such representations, warranties and certificates as it deems reasonable or appropriate under the circumstances.

          (e) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, (i) challenging the acquisition by Parent or Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, seeking to place limitations on the ownership of shares of Company Common Stock (or shares of common stock of the

     Surviving Corporation) by Parent or Sub or seeking to obtain from the Company, Parent or Sub any damages that are material in relation to the Company, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of Parent's subsidiaries of any material portion of any business or of any assets of the Company, Parent or any of Parent's subsidiaries, or to compel the Company, Parent or any of Parent's subsidiaries to dispose of or hold separate any material portion of any business or of any assets of the Company, Parent or any of Parent's subsidiaries, an a result of the Merger or (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company.

          (f) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any material adverse change in the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company. Notwithstanding the foregoing sentence, any changes in the business of the Company resulting from the announcement or pendency of the Merger shall not constitute a material adverse change.

          (g) Dissenters' Rights. The total amount of Company Common Stock held by shareholders who have indicated as of the date of the Shareholders Meeting their intent to exercise appraisal rights under the MBCL shall not exceed 5% of the total Company Common Stock outstanding as of the Shareholders Meeting.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company:

          (a) by mutual written consent of Parent, Sub and the Company;

          (b) by either Parent or the Company:

             (i) if the Merger shall not have been consummated by December 31, 1998 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a wilful and material breach of this Agreement; provided, however, that notwithstanding this December 31, 1998 date, if the Registration Statement on Form S-4 shall have been declared effective by the SEC on or prior to October 28, 1998, the Proxy Statement shall have been mailed to the Company's shareholders on or prior to October 29, 1998 and all other conditions to Closing of all parties, the Company and Parent have been satisfied by November 30, 1998, and the Closing is not completed by November 30, 1998, either Company or Parent may terminate this Agreement;

             (ii) if any Restraint having any of the effects set forth in
        Section 6.1(d) shall be in effect and shall have become final and nonappealable;

             (iii) if the Shareholder Approval shall not have been obtained at the Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

             (iv) if, prior to receipt of the Shareholder Approval, the Board of Directors of the Company determines that, as a result of the receipt of Superior Proposal (which was not received in violation of Section 5.4), it is necessary for the Board in order to comply with its fiduciary duties to the Company's shareholders to terminate this Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(iv) unless and until three business days have elapsed following delivery to Parent of a Notice of Superior Proposal with respect to a Superior Proposal by the Board of Directors of the Company, and no later than two days thereafter the Company pays to Parent the amounts specified under Section 5.6(a) pursuant to the terms of such Section 5.6(a).

          (c) by Parent if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or this Agreement or failed to reconfirm its recommendation within 15 business days after a written request to do so, or approved or recommended any Takeover Proposal or (ii) the Board of Directors of the Company shall have resolved to take any of the foregoing actions;

          (d) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any such representation or warranty or Parent shall have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if it shall have wilfully and materially breached this Agreement; or

          (e) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any such representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Parent may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have wilfully and materially breached this Agreement.

     SECTION 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.3, Section 5.5, Section 5.6, this
Section 7.2 and Article VIII and except to the extent that such termination results from the wilful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement. Notwithstanding the foregoing, Parent shall have no additional liability following the payment by it of the Parent Fee pursuant to Section 5.6(b).

     SECTION 7.3 Amendment. This Agreement may be amended by the parties hereto at any time before or after any required approval of matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     SECTION 7.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso of Section 7.3, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties contained in this Agreement and any certificate or instrument delivered pursuant hereto thereto shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        if to Parent or Sub, to:

        Sanmina Corporation
        355 East Trimble Road
        San Jose, California 95131
        Attention: Chief Operating Officer

        with a copy to:

        Wilson Sonsini Goodrich & Rosati
        Professional Corporation
        650 Page Mill Road
        Palo Alto, California 94304
        Attention: Christopher D. Mitchell

        if to the Company, to:

        Altron Incorporated
        One Jewel Drive
        Wilmington, Massachusetts 01887
        Attention: Chief Executive Officer

        with a copy to:

        Hutchins, Wheeler & Dittmar
        Professional Corporation
        101 Federal Street
        Boston, MA 02110
        Attention: Anthony J. Medaglia, Jr.

     SECTION 8.3  Definitions.  For purposes of this Agreement:

          an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

          any references in this Agreement to the "knowledge" of Company or to matters "known" to Company shall mean the actual knowledge, without inquiry or investigation, other than reviewing this Agreement and the Company Disclosure Schedule, of the Company's Chief Executive Officer, Executive Vice President, Chief Financial Officer and Controller;

          any references in this Agreement to the "knowledge" of Parent or to matters "known" to Parent shall mean the actual knowledge, without inquiry or investigation, other than reviewing this Agreement and the Parent Disclosure Schedule, of the Company's Chief Executive Officer, Chief Operating President, Chief Financial Officer and Controller;

          "material adverse change" or "material adverse effect" means, when used in connection with the Company or Parent, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that is materially adverse to the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of either the Company and its subsidiaries or Parent and its subsidiaries, taken as a whole, as the case may be;

          a "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity; and

          a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of

     Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

     SECTION 8.4 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     SECTION 8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Article I,
Section 5.14 and Section 5.16, are not intended to confer upon any person other than the parties any rights or remedies.

     SECTION 8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     SECTION 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the partes shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the Commonwealth of Massachusetts or in any Massachusetts state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any court of the United States located in the Commonwealth of Massachusetts or of any Massachusetts state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a court of the United States located in the Commonwealth of Massachusetts or a Massachusetts state court.

     SECTION 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          SANMINA CORPORATION

                                          By:         /s/ JURE SOLA
                                            ------------------------------------
                                            Name: Jure Sola
                                            Title: Chairman and CEO

                                          SANM ACQUISITION SUBSIDIARY, INC.

                                          By:         /s/ JURE SOLA
                                            ------------------------------------
                                            Name: Jure Sola
                                            Title: Chairman and CEO

                                          ALTRON INCORPORATED

                                          By:     /s/ SAMUEL ALTSCHULER
                                            ------------------------------------
                                            Name: Samuel Altschuler
                                            Title: Chairman and President

                                                                        ANNEX II

                             SHAREHOLDER AGREEMENT

     This SHAREHOLDER AGREEMENT (the "Agreement") is made and entered into as of September 2, 1998, among Sanmina Corporation, a Delaware corporation ("Parent"), and the individual identified on Schedule A attached hereto (the "Shareholder").

     WHEREAS Parent, SANM Acquisition Subsidiary, Inc., a Massachusetts corporation and a wholly owned subsidiary of Parent ("Sub"), and Altron Incorporated, a Massachusetts corporation (the "Company"), propose to enter into an Agreement and Plan of Reorganization dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement; and

     WHEREAS the Shareholder owns of record the number of shares of common stock, par value $.05 per share, of the Company (the "Common Stock"), set forth opposite the Shareholder's name on Schedule A attached hereto; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Shareholder enter into this Agreement;

     NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein, the parties agree as follows:

          1. Definition. For purposes of this Agreement, "Subject Shares" shall mean all issued and outstanding shares of Common Stock of the Company owned of record or beneficially by the Shareholder as of the record date for persons entitled (a) to receive notice of, and to vote at, a meeting of the shareholders of the Company called for the purpose of voting on the matter referred to in Section 4(a) hereof, or (b) to take action by written consent of the shareholders of the Company with respect to the matter referred to in Section 4(a) hereof. Notwithstanding anything to the contrary contained in this Agreement, the "Subject Shares" shall not include, and the Shareholder shall not be deemed to be the beneficial owner of, any shares of Common Stock of the Company that the Shareholder may acquire upon the exercise of any stock option (unless such option has been exercised and such shares have been issued to the Shareholder and are held by the Shareholder as of such record date).

          2. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as of the date hereof as follows:

             (a) Authority. The Shareholder has all requisite capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms. Except for informational filings with the SEC, the execution and delivery of this Agreement by the Shareholder do not, and the consummation by the Shareholder of the transactions contemplated hereby and compliance by the Shareholder with the terms hereof will not, (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or to the Shareholder's property or assets, (ii) require any filing by the Shareholder on or before the Closing Date with, or require the Shareholder to obtain on or before the Closing Date, any permit, authorization, consent or approval of, any Federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic or foreign, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Shareholder or the Subject Shares.

             (b) The Shares. The Shareholder is the record and beneficial owner of, and has good and valid title to, the shares of Common Stock set forth opposite the Shareholder's name on Schedule A attached hereto, free and clear of any Liens whatsoever. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the shares of Common Stock set forth opposite the Shareholder's name on Schedule A attached hereto. The Shareholder has the sole right to vote such shares, and none of such shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such shares, except as contemplated by this Agreement.

          3. Representations and Warranties of Parent. Parent hereby represents and warrants to the Shareholder that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms. Except for informational filings with the SEC, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or bylaws of Parent, or any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent's property or assets.

          4. Covenants of the Shareholder. Until the termination of this Agreement in accordance with Section 11 hereof, the Shareholder agrees as follows:

             (a) Subject to Section 5 hereof, at any meeting of shareholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought from the Company's shareholders in their capacities as such, the Shareholder shall, including by executing a written consent if requested by Parent, vote (or cause to be voted) the Subject Shares in favor of the Merger, and in favor of the adoption and approval by the Company of the Merger Agreement.

             (b) The Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), consent to any Transfer of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any or all of the Subject Shares (or any interest therein) to any person other than pursuant to the terms of the Merger or
        (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal, and agrees not to commit or agree to take any of the foregoing actions; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the Shareholder may, without the consent of Parent or any other person, transfer any or all of the Subject Shares (or any interest therein) to one or more members of the Shareholder's family, any trust for the benefit of the Shareholder or one or more members of the Shareholder's family or any entity controlled by the Shareholder so long as the transferee of such Subject Shares (or such interest therein) agrees to be bound by the applicable provisions of this Agreement.

             (c) The Shareholder shall not, nor shall the Shareholder instruct any agent or any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission to the Company of, any Takeover Proposal or (ii) participate in any discussions or negotiations with any person (other than Parent and its affiliates, agents and representatives) regarding, or furnish to any such person any non-public information with respect to, or take any other action intended to facilitate the making of any inquiry or proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

             (d) If, at the time the Merger Agreement is submitted for approval to the shareholders of the Company, the Shareholder is an "affiliate" of the Company for purposes of Rule 145 under the

        Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, the Shareholder shall deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit B to the Merger Agreement.

          5.  Grant of Irrevocable Proxy; Appointment of Proxy.

             (a) Until the termination of this Agreement in accordance with
        Section 11 hereof, the Shareholder hereby irrevocably grants to, and appoints, Parent and Jure Sola and Randy Furr, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or to grant a consent or approval in respect of the Subject Shares, in favor of approval of the Merger and in favor of the adoption and approval of the Merger Agreement.

             (b) The Shareholder represents that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and that all such proxies are hereby revoked.

             (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such proxies and attorneys in fact may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 41 of the Massachusetts Business Corporation Law.

          6. Further Assurances. The Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

          7. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including such Shareholder's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company's Common Stock, or the acquisition of additional shares of Common Stock or other voting securities of the Company by the Shareholder, the number of Subject Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other voting securities of the Company issued to or acquired by the Shareholder.

          8. Indemnification. Parent shall indemnify and hold harmless the Shareholder and the Shareholder's affiliates, agents, advisers and representatives (the "Indemnified Parties") against and from any costs, expenses (including reasonable attorneys' fees), settlement payments, claims, demands, judgments, fines, penalties, losses, damages and liabilities incurred in connection with any claim, suit, action or proceeding (whether asserted, commenced or arising before or after the Effective Time) that arises directly or indirectly from or relates directly or indirectly to (a) the execution, delivery or performance of this Agreement, or (b) any of the transactions contemplated by this Agreement. In the event any such claim, suit, action or proceeding is asserted or commenced against any Indemnified Party, (i) Parent shall advance and pay the reasonable fees and expenses of any counsel retained by such Indemnified Party in connection with such claim, suit, action or proceeding promptly after receipt of a request therefor from such Indemnified Party, and (ii) Parent shall cooperate with such Indemnified Party and such Indemnified Party's counsel in the defense of such claim, suit, action or proceeding. Parent agrees to pay all expenses, including attorneys' fees, that may be incurred by any of the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 8.

          9. Assignment. Except as otherwise provided in Section 4(b), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Shareholder, on the one hand, without the prior written consent of Parent nor by Parent, on the other hand, without the prior written consent of the Shareholder, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder (other than Parent's obligations under Section 8 hereof) to any direct or indirect wholly owned subsidiary of Parent (provided that in the case of any assignment by Parent to any such subsidiary of Parent, Parent shall remain jointly and severally liable for the due and timely performance of any obligations so assigned). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective representatives, executors, administrators, estate, heirs, successors and assigns.

          10. Termination. This Agreement (including the proxy referred to in Section 5) and all rights of Parent and all obligations of the Shareholder hereunder, shall terminate upon the first to occur of (i) the Effective Time or (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the rights of the Shareholder and the obligations of Parent pursuant to Section 8 hereof, and the provisions contained in Sections 11, 12 and 14, shall survive any termination of this Agreement.

          11.  General Provisions.

             (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

             (b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Parent in accordance with Section 8.2 of the Merger Agreement and to the Shareholder at the Shareholder's address set forth on Schedule A attached hereto (or at such other address for a party as shall be specified by like notice).

             (c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

             (d) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be deemed to be one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

             (e) Entire Agreement; No Third-Party Beneficiaries. The Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto (and the other persons referred to in Section 8) any rights or remedies hereunder.

             (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

             (g) No Limitations. Nothing in this Agreement shall, and nothing in this Agreement shall be deemed to, prevent the Shareholder from acting in accordance with his fiduciary duties as a director of the Company or otherwise limit the ability of the Shareholder to take any action in his capacity as a director or officer of the Company.

             (h) Voidability. If prior to the execution hereof, the Board of Directors of the Company shall not have duly and validly authorized and approved by all necessary corporate action, the Merger Agreement and the transactions contemplated thereby, so that by the execution and delivery hereof Parent or Sub would become, or could reasonably be expected to become an "interested shareholder" within the meaning of Section 110F of the MBCL, then this Agreement shall be void and unenforceable until such time as such authorization and approval shall have been duly and validly obtained.

          13. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any court of the United States located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a court of the United States located in the State of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

          14. Public Announcement. Except to the extent required by law or regulation, the Shareholder shall not issue any press release or other public statement with respect to the transactions contemplated by this Agreement and the Merger Agreement without the prior written consent of Parent.

          15. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and the Shareholder has signed this Agreement, all as of the date first written above.

                                          SANMINA CORPORATION

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                          SHAREHOLDER

                                          --------------------------------------
                                          Name:

                      SCHEDULE A TO SHAREHOLDER AGREEMENT

                                                              NUMBER OF SHARES
                                                              OF COMMON STOCK
NAME AND ADDRESS OF SHAREHOLDER                               OWNED OF RECORD
-------------------------------                               ----------------

                                                                       ANNEX III

                                                               September 2, 1998

Board of Directors
Altron Incorporated
One Jewel Drive
Wilmington, MA 01887-3390

Gentlemen:

     We understand that Altron Incorporated ("Altron"), Sanmina Corporation ("Samnina"), and a wholly-owned subsidiary of Sanmina ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") whereby Merger Sub will be merged with and into Altron and Altron will become a wholly-owned subsidiary of Sanmina (the "Merger"). The terms of the Merger will be set forth more fully in the Merger Agreement.

     Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, par value $.05 per share, of Altron will be converted into the right to receive 0.4545 of a share ( the "Exchange Ratio") of common stock, par value $.01 per share, of Sanmina (the "Sanmina Common Stock"). If the Effective Time Parent Price (as defined in the proposed Merger Agreement) is less than $30.00, the Exchange Ratio will be adjusted to a fraction, the numerator of which is 13.635 and the denominator of which is the Effective Time Parent Price, provided that in no event will the Exchange Ratio be adjusted to an amount greater than 0.5681.

     You have asked us to advise you as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Altron. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to Altron in connection with the Merger and will receive a fee for our services, a portion of which is contingent on the consummation of the Merger. In addition, Altron has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

     For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated September 2, 1998; (ii) reviewed certain publicly available information concerning Sanmina and Altron and certain other information concerning Sanmina and Altron furnished to us by Sanmina and Altron;
(iii) reviewed the historical stock prices and trading volumes of Samnina's and Altron's common stock; (iv) held discussions with members of senior management of Sanmina and Altron concerning the current and future business prospects of the respective companies and joint prospects of the combined companies, including synergies that may be achieved thereby; (v) held discussions with members of senior management of Sanmina and Altron concerning certain research analyst projections for Sanmina and Altron, respectively; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for Altron; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information publicly available or furnished to or otherwise reviewed by or discussed with us for purposes of rendering this opinion and have neither attempted to verify independently nor assumed responsibility to verify any of such information. In addition, we have assumed, with your consent, that (i) the Merger will be accounted for under the pooling- of-interests method of accounting, (ii) the Merger will constitute a tax-free reorganization, (iii) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated September 2, 1998, and (iv) any material liabilities (contingent or otherwise, known or unknown) of Samnina and Altron are as set forth in the consolidated financial statements of Sanmina and

Altron, respectively. With respect to information relating to the prospects of Sanmina and Altron and the joint prospects of the combined companies, we have assumed, with your consent and based upon discussions with the respective managements, that such information reflects the best currently available estimates and judgments of the managements of Sanmina and Altron of the future operating and financial performance of Sanmina and Altron and the combined companies, and we have relied upon the estimates of the respective managements of Samnina and Altron of the synergies that may be achieved as a result of the proposed Merger. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Samnina or Altron. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view to the Altron shareholders of the Exchange Ratio and does not address Altron's underlying business decision to engage in the Merger. Our opinion does not constitute a recommendation to any shareholder of Altron as to how such shareholder should vote on the proposed Merger.

     We are not expressing any opinion as to what the value of Sanmina Common Stock will be when issued to the shareholders of Altron pursuant to the Merger or the prices at which Samnina Common Stock will actually trade at any time.

     In the ordinary course of our business, we may actively trade the equity securities of Altron or Sanmina for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Altron and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the shareholders of Altron from a financial point of view.

                                            Very truly yours,

                                            /s/ NEEDHAM & COMPANY, INC.

                                            Needham & Company, Inc.

                                                                        ANNEX IV

             TEXT OF SECTIONS 85 THROUGH 98 OF CHAPTER 156B OF THE
                     MASSACHUSETTS BUSINESS CORPORATION LAW

SEC.85.  DISSENTING STOCKHOLDER; RIGHT TO DEMAND PAYMENT FOR STOCK; EXCEPTION

     A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

SEC.86.  SELECTIONS APPLICABLE TO APPRAISAL; PREREQUISITES

     If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

SEC.87.  STATEMENT OF RIGHTS OF OBJECTING STOCKHOLDERS IN NOTICE OF MEETING;
FORM

     The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

          "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

SEC.88.  NOTICE OF EFFECTIVENESS OF ACTION OBJECTED TO

     The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

SEC.89.  DEMAND FOR PAYMENT; TIME FOR PAYMENT

     If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

SEC.90.  DEMAND FOR DETERMINATION OF VALUE; BILL IN EQUITY; VENUE

     If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

SEC.91.  PARTIES TO SUIT TO DETERMINE VALUE; SERVICE

     If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

SEC.92.  DECREE DETERMINING VALUE AND ORDERING PAYMENT; VALUATION DATE

     After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

SEC.93.  REFERENCE TO SPECIAL MASTER

     The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

SEC.94.  NOTATION ON STOCK CERTIFICATES OF PENDENCY OF BILL

     On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

SEC.95.  COSTS; INTEREST

     The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

SEC.96.  DIVIDENDS AND VOTING RIGHTS AFTER DEMAND FOR PAYMENT

     Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

     (1) A bill shall not be filed within the time provided in section ninety;

     (2) A bill, if filed, shall be dismissed as to such stockholder; or

     (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

SEC.97.  STATUS OF SHARES PAID FOR

     The shares of the corporation Paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

SEC.98.  EXCLUSIVE REMEDY; EXCEPTION

     The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Article VIII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

         Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

         The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

         The general effect of Section 145 of the Delaware General Corporation Law, the Company's charter documents and the indemnification agreements is to provide indemnification to officers and directors for liabilities that may arise by reason of their status as officers or directors, other than liabilities arising from willful or intentional misconduct, acts or omissions not in good faith, unlawful distributions of corporate assets or transactions from which the officer or director derived an improper personal benefit.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                                  (A) EXHIBITS

EXHIBIT                      EXHIBITS
NO.

2.1 Agreement and Plan of Merger dated as of September 2, 1998 among the Registrant, Altron Incorporated and SANM Acquisition Subsidiary, Inc. (included as Annex I to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4).

2.2 Form of Stockholder Agreement dated as of September 2, 1998 among the Registrant, Altron and certain stockholders of Altron (included as Annex II to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4).

3.2(1)   Restated Certificate of Incorporation of Registrant.

3.3(2)   Bylaws of Registrant, as amended.

4.2(2)   Specimen Stock Certificate.

5.1 Opinion of Wilson Sonsini Goodrich & Rosati ("WSGR") relating to validity of shares registered hereby.

8.1      Tax opinion of WSGR.

8.2      Tax opinion of Hutchins, Wheeler & Dittmar ("HWD").

10.1(9)  Lease for premises at 18522 Von Karman, Irvine, California.

EXHIBIT                      EXHIBITS

10.2(5)  Amended 1990 Incentive Stock Plan.

10.3(2)  1993 Employee Stock Purchase Plan.

10.4(2)  Form of Indemnification Agreement.

10.10(2) Lease for premises at 2109 O'Toole Avenue, Suites A-E, San Jose,
         California (Portion of Plant I).

10.11(2) Lease for premises at 2101 O'Toole Avenue, San Jose, California
         (Portion of Plant I).

10.12(2) Lease for premises at 2539 Scott Boulevard, Santa Clara, California
         (Plant III).

10.14(2) Lease for premises at 2060-2068 Bering Drive, San Jose, California
         (Plant II).

10.15(2) Lease for premises at 4220 Business Center Drive, Fremont, California
         (Plant V).

10.16(2) Lease for premises at McCarthy Boulevard, Milpitas, California (Plant
         VI).

10.17(2) Lease for premises at 2121 O'Toole Avenue, San Jose, California
         (Corporate Headquarters).

10.19(3) Lease for premises at 1250 American Parkway, Richards, Texas (Plant
         VII).

10.20(3) Lease for premises at 6453 Kaiser Drive, Fremont, California (Plant
         VIII).

10.21(4) Asset Purchase Agreement dated September 28, 1994 between Registrant and Comptronix Corporation.

10.22(5) Lease for premises at 355 East Trimble Road, San Jose, California.

10.23(6) Stock Purchase Agreement dated May 31, 1995 between Sanmina
         Corporation, Assembly Solutions, Inc. and the principal stockholders of Assembly Solutions, Inc.

10.24(7) Indenture dated August 15, 1995 between Registrant and Norwest Bank
         Minnesota, N.A. as Trustee.

10.25(8) Asset Purchase Agreement dated September 20, 1996 between Registrant and Comptronix Corporation.

10.45(10) Lease for premises at 4405-4445 Fortran Court, San Jose, California.

21.      Subsidiaries of the Registrant.

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of Arthur Andersen LLP.

23.3 Consents of WSGR as to legal matters and tax opinion (included in Exhibits 5.1 and 8.1, respectively).

23.4     Consent of HWD (included in Exhibit 8.2).

99.1     Consent of Needham & Company, Inc.

--------------
(1) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1996 filed with the Securities and Exchange Commission ("SEC") on December 24, 1996, as amended by reports on Form 10-K/A filed December 27, 1996 and March 25, 1997.

(2) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the SEC on February 19, 1993.

(3) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1 No. 33-70700 filed with the SEC on October 22, 1993.

(4) Incorporated by reference to exhibit no. 2 previously filed with Registrant's Report on Form 8-K filed with the SEC on October 28, 1994.

(5) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-K filed with the SEC on December 29, 1994.

(6) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-Q filed with the SEC on July 31, 1995.

(7) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1995.

(8) Incorporated by reference to exhibit 2 previously filed with the Registrant's Report on Form 8-K filed with the SEC on November 15, 1996.

(9) Incorporated by reference to the like-numbered exhibits previously filed with Elexsys International, Inc.'s Registration Statement on Form S-1, No. 2-86316.

(10) Incorporated by reference to the like-numbered exhibits previously filed with Elexsys International, Inc.'s Report on Form 10-K filed with the SEC on December 27, 1996.

                        (B) FINANCIAL STATEMENT SCHEDULES

         None.

ITEM 22. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a now registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (d) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (e) that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

         (f) that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (g) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

         (h) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

         (i) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on the 28th day of October, 1998.

                                                   SANMINA CORPORATION

                                                  By: /s/ Jure Sola
                                                     --------------------------
                                                        Jure Sola, Chairman and
                                                        Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Randy Furr and Bernard Whitney, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

      SIGNATURE                         TITLE                          DATE

/s/ Jure Sola             President, Chief Executive Officer    October 28, 1998
----------------------    and Director (Principal Executive
      Jure Sola           Officer)

/s/ Bernard Whitney       Vice President and Chief              October 28, 1998
----------------------    Financial Officer (Principal
   Bernard Whitney        Financial and Accounting Officer)

/s/ Mario Rosati
----------------------    Director                              October 28, 1998
    Mario Rosati

/s/ Bernard Vonderschmitt
----------------------    Director                              October 28, 1998
Bernard Vonderschmitt

/s/ Neil Bonke
----------------------    Director                              October 28, 1998
     Neil Bonke

/s/ John Bolger
----------------------    Director                              October 28, 1998
     John Bolger

                                  EXHIBIT INDEX

EXHIBIT                      EXHIBITS
NO.

2.1 Agreement and Plan of Merger dated as of September 2, 1998 among the Registrant, Altron Incorporated and SANM Acquisition Subsidiary, Inc. (included as Annex I to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4).

2.2 Form of Stockholder Agreement dated as of September 2, 1998 among the Registrant, Altron and certain stockholders of Altron (included as Annex II to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4).

3.2(1)   Restated Certificate of Incorporation of Registrant.

3.3(2)   Bylaws of Registrant, as amended.

4.2(2)   Specimen Stock Certificate.

5.1 Opinion of Wilson Sonsini Goodrich & Rosati ("WSGR") relating to validity of shares registered hereby.

8.1      Tax opinion of WSGR.

8.2      Tax opinion of Hutchins, Wheeler & Dittmar ("HWD").

10.1(9)  Lease for premises at 18522 Von Karman, Irvine, California.

10.2(5)  Amended 1990 Incentive Stock Plan.

10.3(2)  1993 Employee Stock Purchase Plan.

10.4(2)  Form of Indemnification Agreement.

10.10(2) Lease for premises at 2109 O'Toole Avenue, Suites A-E, San Jose,
         California (Portion of Plant I).

10.11(2) Lease for premises at 2101 O'Toole Avenue, San Jose, California
         (Portion of Plant I).

EXHIBIT                      EXHIBITS
NO.

10.12(2) Lease for premises at 2539 Scott Boulevard, Santa Clara, California
         (Plant III).

10.14(2) Lease for premises at 2060-2068 Bering Drive, San Jose, California
         (Plant II).

10.15(2) Lease for premises at 4220 Business Center Drive, Fremont, California
         (Plant V).

10.16(2) Lease for premises at McCarthy Boulevard, Milpitas, California (Plant
         VI).

10.17(2) Lease for premises at 2121 O'Toole Avenue, San Jose, California
         (Corporate Headquarters).

10.19(3) Lease for premises at 1250 American Parkway, Richards, Texas (Plant
         VII).

10.20(3) Lease for premises at 6453 Kaiser Drive, Fremont, California (Plant
         VIII).

10.21(4) Asset Purchase Agreement dated September 28, 1994 between Registrant and Comptronix Corporation.

10.22(5) Lease for premises at 355 East Trimble Road, San Jose, California.

10.23(6) Stock Purchase Agreement dated May 31, 1995 between Sanmina
         Corporation, Assembly Solutions, Inc. and the principal stockholders of Assembly Solutions, Inc.

10.24(7) Indenture dated August 15, 1995 between Registrant and Norwest Bank
         Minnesota, N.A. as Trustee.

10.25(8) Asset Purchase Agreement dated September 20, 1996 between Registrant and Comptronix Corporation.

10.45(10) Lease for premises at 4405-4445 Fortran Court, San Jose, California.

21.      Subsidiaries of the Registrant.

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of Arthur Andersen LLP.

23.3 Consents of WSGR as to legal matters and tax opinion (included in Exhibits 5.1 and 8.1, respectively).

23.4     Consent of HWD (included in Exhibit 8.2).

99.1     Consent of Needham and Company, Inc.

--------------

(1) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1996 filed with the Securities and Exchange Commission ("SEC") on December 24, 1996, as amended by reports on Form 10-K/A filed December 27, 1996 and March 25, 1997.

(2) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the SEC on February 19, 1993.

(3) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1 No. 33-70700 filed with the SEC on October 22, 1993.

(4) Incorporated by reference to exhibit no. 2 previously filed with Registrant's Report on Form 8-K filed with the SEC on October 28, 1994.

(5) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-K filed with the SEC on December 29, 1994.

(6) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-Q filed with the SEC on July 31, 1995.

(7) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1995.

(8) Incorporated by reference to exhibit 2 previously filed with the Registrant's Report on Form 8-K filed with the SEC on November 15, 1996.

(9) Incorporated by reference to the like-numbered exhibits previously filed with Elexsys International, Inc.'s Registration Statement on Form S-1, No. 2-86316.

(10) Incorporated by reference to the like-numbered exhibits previously filed with Elexsys International, Inc.'s Report on Form 10-K filed with the SEC on December 27, 1996.